Exhibit 99.1

DRIVING OPPORTUNITY

ANNUAL REPORT 2014

Progressive
Waste Solutions

[LOGO]

2014: RECORD RESULTS

TOTAL REVENUES*	ADJUSTED EBITDA*(A)	ADJUSTED OPERATING EBIT*(A)	FREE CASH FLOW*(B)(1)
>$2B ↑1.8%	↑1.7%	↑11%	↑4.8%

10%
Of fleet converted to compressed natural gas (CNG) trucks by end of 2014

117
Automated trucks added to residential fleet in 2014

FOCUSED ON ACHIEVING OUR POTENTIAL

Operational Excellence

Cost reduction opportunity through fleet automation, CNG conversion and standardization

Strategic Growth Opportunities

Organic growth combined with acquisitions within a disciplined returns-based framework

Disciplined Capital Allocation

Allocation of every dollar of cash generated to where it will earn the highest return

FIVE-YEAR POTENTIAL

Consolidated EBITDA(A) Margins
26%
29-30%
Capital Expenditures(1) % of Revenue
11%
9-10%
Free Cash Flow(B)(1) % of Revenue
11%
12-15%
ROIC(2)
7%
8-10%
2014
2019

Driving opportunity with great assets, an experienced and talented team and a clear path forward.

(1) Capital Expenditures and Free Cash Flow(B) excluding infrastructure investment
(2) Net Operating Profit After Tax / long-term debt + equity - cash

** On a constant currency basis, where constant currency refers to 2014 actual amounts translated at the 2013 average FX rate*
(A) Please refer to the definition and explanation of(A) on page 76
(B) Please refer to the definition and explanation of(B) on page 78

[LOGO]

/s/ Joseph D. Quarin
Joseph D. Quarin
President and Chief Executive Officer

DEAR SHAREHOLDERS

2014 was a transformational year for Progressive Waste Solutions. We have the team in place to execute on a strategic plan to become a best-in-class operator in the waste services industry. Last year, we achieved record results, on a constant currency basis. These included total revenue of more than $2 billion, adjusted EBITDA(A) growth of 1.7%, adjusted operating EBIT(A) up 11.1% and free cash flow(B) of $235.4 million before infrastructure spending, up 4.8%. More importantly, we have put in place a foundation for continued revenue growth, on a constant currency basis, and margin expansion in 2015 and beyond.

We enter 2015 with momentum and a clear path to growing revenues, earnings margins, operating EBIT(A) and free cash flow(B) through our own operating initiatives. We will manage the opportunities we have this year and work to mitigate external pressures, such as foreign currency exchange and recycled commodities prices.

In our brief history, Progressive Waste Solutions has successfully rolled up many great assets in the industry. We built a network of integrated assets that cannot be replicated today. In the past two years we have focused on maximizing the efficiencies of these great assets by implementing best practices across the Company and transitioning from a holding company to an operating company.

To achieve our potential and to meaningfully improve our Company’s performance over the next five years, we are focused on three priorities: operational excellence; pursuing strategic growth opportunities; and disciplined capital allocation.

OPERATIONAL EXCELLENCE

The driving force behind operational excellence is ensuring we are allocating capital in our field operations to areas we can expect to obtain the highest returns. This includes conversion of our fleet to compressed natural gas (“CNG”) in key markets, and fleet automation, where standardized carts are lifted robotically.

The conversion to CNG and automated collection vehicles will deliver significant cost savings, among other benefits. Even with the drop in the price of oil, CNG continues to provide cost savings and is also an attractive benefit for many of our municipal customers who desire a greener fleet for residential collection. Through our normal course replacement budget in 2014, we continued to transition our fleet to automated trucks and CNG engines in 11 key markets where we can earn the quickest return. We added 130 new CNG trucks in 2014, with CNG now representing 10% of our fleet at year end. Many of these trucks are automated side-load or front-load vehicles, which will improve our productivity, safety and cost performance, as automation reduces the number of helpers required on collection trucks. In total, we added 117 automated trucks in 2014.

During the year, the standardization of best practices was implemented across the Company to reduce costs in the areas of insurable claims, purchasing, labor utilization and repairs and maintenance. We expect injuries and insurable claims to decrease through enhanced training and automation. Through our new repairs and maintenance program, we established a maintenance council for the Company, onboarded many new maintenance managers and implemented a maintenance tracking system. We improved our preemptive maintenance program which will reduce our repair spend in the future, increase asset utilization on our routes and allow us to leverage the full useful life of our assets.

These operational initiatives aimed at improving fleet productivity and field efficiencies are demonstrating results. While repair and maintenance and labor costs were higher in early 2014 as we began to roll out these initiatives, they started to decline in the last quarter, positioning us for further improvement in 2015. Adjusted EBITDA(A) margins increased as operating costs as a percentage of revenue declined.

PROGRESSIVE WASTE SOLUTIONS 2014 ANNUAL REPORT

Our free cash flow(B) growth in 2014, excluding infrastructure investments, reflects the increased rigor we are applying to the allocation of capital in our field operations.

As part of our commitment to operational excellence, we have projected average organic growth of approximately 4 per cent annually over the next five years. This organic growth rate is based on a combination of pricing and volume improvements, driven by nominal GDP and population growth in the markets we serve, as well as new sales tools we have implemented in the field.

STRATEGIC GROWTH OPPORTUNITIES

The waste collection industry in North America has been and remains fragmented today. There are many companies involved in collection, sorting, diversion and disposal and opportunity remains for further consolidation.

We continue to monitor an active pipeline of acquisition opportunities. As we have continuously stated, we will apply a disciplined approach to valuing acquisitions and we will not overpay simply to meet growth aspirations. We do have a strong appetite for acquisitions, particularly in attractive new markets where our team has experience, and where we are not located today.

In the fourth quarter of 2014, we began a process to unlock the value of our Long Island assets in our U.S. northeast segment. This sale was completed in early 2015, for total proceeds of approximately $76.3 million. We are pleased with this outcome, as it allowed us to redeploy the proceeds by adding assets in high growth markets. Late in 2014, we acquired two mid-sized independent companies in Texas. Both acquisitions represent a strategic fit with existing operations in the area.

CAPITAL ALLOCATION

Along with our efforts to reduce operating costs and increase asset efficiency, we also apply a disciplined approach to capital allocation. In 2014, we experienced a cultural change by linking performance compensation to operating EBIT(A). This impacted how and where capital is allocated in the field by having a more centralized decision-making process. In a capital intensive business like ours, this has meaningful consequences. In 2014, capital expenditures, net of proceeds on asset sales and excluding infrastructure investments, represented 9.7% of revenues, nearly 10% less than we had budgeted at the start of the year.

This discipline also applies to acquisitions and where we focus on valuation metrics designed to ensure any transaction is accretive to the profitability of our Company. Based on the known pipeline of available deals, if we are successful in securing acquisitions at the right price, the acquired revenues combined with steady organic growth have the potential to increase our Company’s size by 50 per cent within five years.

(A)(B) For definitions of Adjusted EBITDA, Adjusted Operating EBIT and Free Cash Flow, please refer to pages 76-78

In addition to acquisitions, we are committed to being prudent stewards of the Company’s capital, returning it to shareholders when we can’t find a better return alternative pursuing growth opportunities. In 2014, we returned nearly $81 million to shareholders through the repurchase of approximately 2.7 million shares, and paid out more than $63 million through our dividend program. These capital decisions along with our operational performance led to a total shareholder return of almost 36% on the Toronto Stock Exchange, and 24% on the New York Stock Exchange in 2014.

OUTLOOK

Our outlook for 2015 reflects several challenging variables in the operating environment, including softness in recycled commodity prices and the potential impact of lower oil prices to energy-sensitive markets and fuel surcharge revenue. While we do not have operational exposure to the volatility of the Canadian dollar, we are also providing foreign exchange sensitivity as there is an impact to our reportable results which are denominated in U.S. currency. We are mindful of these external factors and are well-prepared to meet our strategic plan objectives this year.

CONCLUSION

2014 was a watershed year for Progressive Waste Solutions. We have strong leadership that is aligned to work toward the goals we have set. We are operating as one team, working together daily to make sure that standards and best practices are shared throughout the Company.

Hand in hand with our talented corporate management team is strong local management. We continue to manage our local markets from the bottom-up and not the top-down. We will support our local management with training and by sharing best practices and high standards from the best experts and functional leaders at the corporate office.

We have great assets, an experienced and talented team and a clear path forward. I want to thank all our management and employees for their support and enthusiasm for our strategic plan guiding our path forward. I also want to thank our Board of Directors for their guidance, support and vision as we continue to work to achieve our potential.

/s/ Joseph D. Quarin
Joseph D. Quarin
President and Chief Executive Officer

Progressive Waste Solutions Ltd.

MD&A for the year ended December 31, 2014

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A. We caution readers that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring expertise, labour, capital resources and assets. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste. Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered in our industry are summarized below.

Collection. Waste is collected from commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end load trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear, side and automated front-load trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations. Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Waste is received at the transfer station from collection trucks, sometimes sorted, and then transferred in large volumes to landfills or other waste disposal or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to only receive specialized waste, such as C&D debris.

Landfills. Landfills are the primary waste disposal facility for all types of waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Other Disposal Facilities. Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing. Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often to generate electricity or steam. Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

Recycling. Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material. After processing and sorting, purchasers of this material generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states, and the District of Columbia, and in six Canadian provinces. We serve our customers using a vertically integrated suite of collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, principally operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business principally operates under the Progressive Waste Solutions, BFI Canada and WSI brands. We believe we are one of Canada’s two largest waste management companies and we provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy focuses on the development of strong integrated collection and disposal operations and market share in the markets we operate in. We believe that collection density provides us with the flexibility to pursue various strategies that drive revenue growth, margin expansion and free cash flow(B). Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”), collectively our post collection service lines. The integration of our collection with our transfer and disposal operations enhances the operating leverage in our business model. Our ability to internalize a significant portion of the waste we collect strengthens our margin profile and our local operations position in the markets we serve. We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability for our business. The majority of revenue derived from our commercial and many of our industrial customers is contractual with typical terms of three-to-five years in duration. These contracts provide us with predictable, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments. Our contracts also often provide us with the ability to pass through fuel, disposal, transportation and other surcharges to cover increasing costs. Many of our commercial and industrial contracts automatically renew on expiry of their then current term.

We are focused on optimizing our return on the assets we employ. We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2014 prepared with all available information up to and including March 20, 2015. All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the year ended December 31, 2013, both of which are filed on www.sedar.com and www.sec.gov. Readers can also find Progressive Waste Solutions Ltd.’s (the “Company”) annual information form for the year ended December 31, 2013 posted on these sites as well.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada. However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar. As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting. The resulting translation adjustments are included in other comprehensive income or loss. Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements. Accordingly, our U.S. results retain their original values when expressed in our reporting currency. Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in operations outside of Canada.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and reflect noon rates according to the Bank of Canada.

	2014			2013
	Consolidated	Consolidated		Consolidated	Consolidated
	Balance	Statement of Operations and		Balance	Statement of Operations and
	Sheet	Comprehensive Income or Loss		Sheet	Comprehensive Income or Loss
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average

March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912
June 30	$0.9367	$0.9170	$0.9116	$0.9513	$0.9772	$0.9841
September 30	$0.8922	$0.9180	$0.9137	$0.9723	$0.9630	$0.9770
December 31	$0.8620	$0.8805	$0.9052	$0.9402	$0.9525	$0.9707

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the FX impact on selected results for the year ended December 31, 2014.

	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2014
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$2,026,039	$36,974	$2,063,013	$(54,016)	$2,008,997
Operating expenses	1,249,252	27,199	1,276,451	(30,276)	1,246,175
Selling, general and administration	255,173	7,038	262,211	(8,188)	254,023
Amortization	296,491	(3,297)	293,194	(7,589)	285,605
Net gain on sale of capital and landfill assets	(7,793)	(11,106)	(18,899)	994	(17,905)
Operating income	232,916	17,140	250,056	(8,957)	241,099
Interest on long-term debt	60,754	5,633	66,387	(4,470)	61,917
Net foreign exchange gain	(1,061)	892	(169)	19	(150)
Net (gain) loss on financial instruments	(4,282)	29,981	25,699	(1,485)	24,214
Loss on extinguishment of debt	1,240	(1,240)	—	—	—
Re-measurement gain on previously held equity investment	—	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and net (income) loss from equity accounted investee	176,265	(12,487)	163,778	(3,504)	160,274
Net income tax expense	58,443	(23,408)	35,035	(1,359)	33,676
Net (income) loss from equity accounted investee	(148)	236	88	(6)	82
Net income	$117,970	$10,685	$128,655	$(2,139)	$126,516

Adjusted EBITDA(A)	$530,775	$9,155	$539,930	$(16,559)	$523,371
Adjusted EBITA(A)	$297,613	$7,031	$304,244	$(10,057)	$294,187
Adjusted operating income or adjusted operating EBIT(A)	$246,151	$27,306	$273,457	$(10,257)	$263,200
Adjusted net income(A)	$127,152	$29,813	$156,965	$(3,889)	$153,076
Free cash flow(B)	$191,031	$34,556	$225,587	$(4,501)	$221,086

Review of Operations - For the year ended December 31, 2014

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Year ended
	December 31
	2014	2013	Change

Total	$2,008,997	$2,026,039	$(17,042)

Canada	$745,800	$769,077	$(23,277)
U.S. south	$914,172	$876,888	$37,284
U.S. northeast	$349,025	$380,074	$(31,049)

Gross revenue by service type

	Year ended December 31, 2014				Year ended December 31, 2013
	Canada -	Canada -		U.S. -	Canada -	Canada -		U.S. -
	stated in	percentage		percentage	stated in	percentage		percentage
	thousands of	of		of	thousands of	of		of
	C$	revenues	U.S.	revenues	C$	revenues	U.S.	revenues

Commercial	$338,465	41.1	$397,643	31.5	$321,071	40.5	$391,829	31.2
Industrial	159,652	19.4	217,790	17.2	151,211	19.1	218,959	17.4
Residential	144,778	17.6	324,956	25.7	148,656	18.8	322,863	25.7
Transfer and disposal	265,882	32.3	450,333	35.7	250,636	31.6	463,015	36.8
Recycling	32,187	3.9	34,510	2.7	30,864	3.9	29,903	2.4
Other	23,425	2.8	20,846	1.7	22,798	2.9	20,330	1.6
Gross revenues	964,389	117.1	1,446,078	114.5	925,236	116.8	1,446,899	115.1

Intercompany	(140,468)	(17.1)	(182,881)	(14.5)	(132,982)	(16.8)	(189,937)	(15.1)
Revenues	$823,921	100.0	$1,263,197	100.0	$792,254	100.0	$1,256,962	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Year ended December 31, 2014			Year ended December 31, 2013
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.7	1.7	2.1	1.2	1.1	1.1
Fuel surcharges	—	(0.1)	(0.1)	—	—	—
Recycling and other	0.2	(0.2)	—	—	0.1	0.1
Total price growth	2.9	1.4	2.0	1.2	1.2	1.2

Volume	0.9	(0.6)	(0.1)	(2.2)	2.7	0.7
Total organic revenue growth (decline)	3.8	0.8	1.9	(1.0)	3.9	1.9

Net acquisitions	0.2	(0.3)	(0.1)	3.1	8.3	6.2
Total revenue growth	4.0	0.5	1.8	2.1	12.2	8.1

Year ended

On a consolidated basis, revenues declined approximately $17,000, which includes the negative impact of FX of approximately $54,000. At FX parity, consolidated revenues increased approximately $37,900. Approximately C$31,700 of this improvement was generated by our Canadian operations and about $6,200 came from our U.S. based business. Stronger pricing across every service line improved revenues by approximately $42,700. Canada’s contribution to higher revenues from the improvement in price was about C$21,100, while the U.S. northeast delivered approximately $13,500 and the U.S. south contributed $8,100. Consolidated revenues were little changed as a result of the comparative change in volumes. Strong volume improvements in our Canadian and U.S. south segments, approximately C$7,000 and $27,200, respectively, were negated by a decline in revenues on lower volumes in our U.S. northeast segment, approximately $35,200. The comparative decline in U.S. northeast revenues from volumes was primarily attributable to first quarter revenue contributions in 2013 from Super Storm Sandy (“Sandy”), approximately $8,000, our strategic elimination of less profitable business in 2014, the sale of select assets in this region both this year and last, and harsh first quarter weather conditions. Volumes in our Canadian segment were up versus last year on stronger transfer station volumes, partially offset by lower volumes in our landfill and residential service lines. Harsh weather conditions in the first quarter this year was a negative to revenues in Canada from landfill volumes. Lower residential volumes in Canada reflect the loss of two small residential contracts. Our U.S. south segment delivered strong volume gains on stronger landfill, transfer station, MRF and residential volumes. The change in revenues from net acquisitions was negative to revenues by about $1,900 year-over-year. Fuel surcharges were lower than the prior year mark by approximately $1,400 due to lower overall fuel costs and commodity pricing was marginally lower as well by about $500.

On a segment basis, revenues in Canada, excluding FX, grew approximately C$31,700. As mentioned, pricing improvements contributed approximately C$21,100 to the increase in revenues year-over-year. Pricing in Canada grew across all service lines and this growth was largely the result of healthier pricing in our commercial service line which delivered an annual improvement to revenues of approximately C$12,500. Canadian volumes improved revenues by approximately C$7,000. Volumes in our commercial and industrial service lines increased comparatively, and offset the loss of two small residential contracts in the year. In total, our collection service lines delivered a slight improvement to revenues year-to-year. Our disposal service lines delivered strong volume gains which translated to improved revenues this year compared to last. The improvement in transfer station volumes generated approximately C$10,800 of additional revenues year-over-year. The opening of a transfer station facility in 2013 to accept waste volumes that were once directly destined for our Calgary landfill is the primary reason for the improvement. The revenue improvement from higher comparative transfer station volumes was partially offset by lower landfill volumes. Lower landfill volumes were due, in part, to the closure of our Calgary landfill to municipal solid waste (“MSW”) in June 2013 (the “Calgary closure”), coupled with the impact first quarter weather had on our Lachenaie landfill. Lachenaie volumes were also off the prior year pace due to the prior year acquisition of one of this site’s largest customers by a competitor in the waste management industry. Commodity pricing in our Canadian segment increased on a comparative basis, and was higher by approximately C$1,800 compared to last year. Fuel surcharges were down slightly, but largely unchanged from the prior year and acquisitions contributed additional revenues of approximately C$1,800 year-over-year.

Revenues in our U.S. south segment grew by approximately $37,300, and this growth was largely attributable to volume improvements year-to-year. We converted the improvement in volumes into additional revenues of approximately $27,200 and this improvement was due in part to our collection service lines, most of which was attributable to an improvement in residential collection revenues. New residential contract wins in Louisiana and Texas were the primary contributors to this growth. Our post-collection services generated the bulk of our revenue improvement. Our Texas based landfills performed well and their stronger performance reflects an increase in special waste volumes and a stronger economic and operating environment between years. Commencing operations, in the second quarter of 2013, at our Jefferson Parish landfill in Louisiana also contributed to the landfill volume improvements on a comparative basis. The improvement in our MRF and transfer station performance compared to last year, is largely attributable to our operations in Florida, which delivered the most significant improvement on the back of contract wins and strategic operational improvements. An improvement in commodity pricing generated about $700 of additional revenues while the late year acquisition of a Texas based waste company was the primary contributor to revenue growth from acquisitions of approximately $2,400. Falling fuel prices, most notably in the fourth quarter of 2014, was the reason for the approximately $1,200 decline in revenues from lower fuel surcharges.

Revenues in our U.S. northeast segment were down approximately $31,000 between years. Of this decline, approximately $15,300 is attributable to this segment’s first quarter performance, reflecting the impact of Sandy and harsh winter weather. Sandy was a drag of about $8,000 on comparative revenues and first quarter weather impacted revenues by about $3,300 as well. Landfill and transfer station revenues were hardest hit by weather and represented approximately $2,400 of the first quarter decline in revenues. The balance of the year reflects our strategic effort to eliminate less profitable business, coupled with the sale of certain assets in both the current and prior years. Partially offsetting these impacts was improved pricing across all of this segment’s service lines. Year-over-year, total price improvements in this segment were approximately $13,500, with approximately $12,200 coming from higher commercial pricing. This segment’s negative contribution to revenues from acquisitions reflects the divestiture of select assets in Long Island, New York, which we completed in the prior year, and the disposal of a transfer station in the current year, and together were responsible for an approximately $6,200 decline in comparative revenues. Commodity pricing lagged last year’s level by about $3,000, while fuel surcharges were down slightly, but little changed year-over-year.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended
	December 31
	2014	2013	Change

Operating expenses	$1,246,175	$1,249,252	$(3,077)

Canada	$418,028	$427,106	$(9,078)
U.S. south	$584,325	$554,205	$30,120
U.S. northeast	$243,822	$267,941	$(24,119)

Year ended

On a consolidated basis, operating expenses, as reported, declined approximately $3,100, but net of FX increased by approximately $27,200. Operating costs in our U.S. south segment increased approximately $30,100 year-over-year, and our Canadian segment realized an increase in operating costs, net of FX, of about $21,200. Our U.S. northeast segment recorded operating expenses in the current year that were approximately $24,100 lower than the amount posted last year. On a consolidated basis, and excluding the impact of FX, operating costs increased with the rise in revenues. However, the mix of revenues changed our operating cost profile relative to revenues year-over-year. Disposal and transportation costs were approximately $6,200 higher. Canada’s contribution to this increase was approximately $9,300 and largely attributable to the Calgary closure. Transportation costs to move waste to our Coronation landfill once destined for our Calgary site was the primary reason for this increase. Our U.S. south segment delivered an increase of approximately $12,800 on the same operating measures, and this increase reflects organic business growth, higher pricing for disposal and transportation services, coupled with a late year acquisition of a commercial collection company in Texas. We also incurred higher transportation costs in the current year to internalize volumes into our JED landfill. Our U.S. northeast region incurred lower disposal and transportation expense of approximately $15,900, which partially offset the increases in Canada and the U.S. south. This decline reflects our strategic direction in this market, which focused on the elimination of unprofitable business and the monetization of unprofitable assets to increase returns. Royalty and franchise fees also increased on a consolidated basis, up approximately $1,200 between years. Higher net volumes on royalty paying landfills in our Canadian and U.S. south segment increased royalty costs by about $2,300 on an FX adjusted basis. Lower volumes received at our Seneca Meadows landfill led royalty and franchise expense lower in our U.S. northeast segment. Labour, repair and maintenance and insurance claims costs increased approximately $8,100, $5,400 and $6,600 between years, respectively. The increase in labour expense is largely attributable to our U.S. south segment, which increased about $7,300. This increase reflects organic and acquisition growth year-over-year. In addition, the mix of revenue between years also played a part in this segment’s increasing labour costs. Higher transfer station revenues, which represent a lower margin labour intensive service line, increased disproportionally and also contributed to the increase in labour costs. Our Canadian segment posted an FX adjusted increase of approximately $5,600 in this expense line, reflecting organic growth and the between year change in revenue mix. Labour costs in our U.S. northeast segment declined for the same reasons that disposal and transportation costs did, which is outlined above. Higher repair and maintenance costs are due to the change in revenue mix between years, lower replacement vehicles received in the year and also the late receipt of vehicles this year. The lower number of replacement vehicles received in the year is in line with our strategy to maximize our return on our existing assets, however their late arrival was not in our plans for the year. Finally, the increase in insurance and claims related costs reflects an increase in the severity of accidents we had in the current year and the development of claims from accidents that occurred in prior years. These increases were most pronounced in our U.S. south and Canadian segments.

From a segment perspective, operating costs in Canada declined on a reported basis, but were up on an FX adjusted basis by approximately $21,200. As noted above, the increase in Canada’s operating costs reflects the closure of the Calgary landfill, which translated to higher transportation costs totaling approximately $9,300, higher royalty fees of approximately $1,100 on higher volumes into our Ridge landfill, higher labour and repair and maintenance costs totaling $5,600 reflecting organic growth, revenue mix and lower replacement vehicles and their late arrival, and higher insurance costs resulting from more severe accidents and higher premiums, approximately $1,000. Vehicle operating costs were also higher year-over-year by approximately $1,000, on an FX adjusted basis, which is largely a reflection of costs incurred for the rental of certain equipment used to develop landfill capacity at our Coronation site. From the perspective of operating margins, our Canadian margins declined between years. The principal reasons for the decline were the Calgary closure and revenue mix, which together were the primary contributors to the approximately 50 basis points decline year-to-year. In addition, the increase in insurance and claims costs increased disproportionately to the rise in revenues, lowering Canadian margins by 10 basis points on a comparative basis.

Operating costs in our U.S. south segment increased approximately $30,100 year-over-year. This increase is due principally to organic revenue growth, and to a lesser extent acquisition growth, leading to a like rise in disposal and transportation costs, labour, vehicle repair and maintenance and insurance and claims costs. These increases totaled approximately $12,800, $7,300, $3,800 and $4,100, respectively, and the principal reasons for these increases are outlined above in the consolidated discussion. Discussed above, franchise and royalty fees increased approximately $1,200 between years. An improvement in volumes received at our Texas based landfills, reflecting an increase in special waste volumes and a stronger economic and operating environment between years, was the primary contributor to the year-over-year increase in landfill operating costs of approximately $1,100. Commencing operations at our Jefferson Parish landfill in Louisiana in the second quarter of 2013 also contributed to higher operating costs at our landfills comparatively. The balance of the increase is a reflection of this segment’s organic and acquisition growth, which led to increases in container maintenance costs, subcontract costs and other operating costs. These increases were partially offset by lower vehicle operating costs, reflecting lower fuel prices year-over-year, most notably in the final quarter of the year, coupled with our continued conversion of vehicles from diesel to CNG. Operating margins declined year-over-year by about 70 basis points. The increase in transportation costs relative to revenues increased approximately 60 basis points. This increase reflects new contract wins, higher transfer station volumes (revenue mix), partially offset by lower transportation costs to move volumes into our JED and SLD landfills due to the receipt of lower special waste volumes. Repairs and maintenance and higher insurance claims costs also put pressure on margins this year compared to last, partially offset by lower fuel costs. Lower fuel costs reflect the lower cost of fuel year-over-year, but also the benefit of the U.S. Department of Energy’s alternative fuel tax credit for CNG fuels consumed in the operation of these vehicles.

Our U.S. northeast segment posted a decline in operating costs of approximately $24,100 between years. As outlined above, this decline is due to lower transportation and disposal costs, approximately $15,900 and lower labour and vehicle repair and maintenance costs, approximately $5,500 combined. The decline in transportation costs reflects the transport of lower waste volumes to our Seneca Meadows landfill and the sale of a transfer station in this segment as well. Lower disposal, labour and vehicle repair and maintenance costs are due to certain asset sales and strategically eliminating certain unprofitable business. Operating costs were also lower this year, due to the decline in costs incurred to process Sandy volumes in the first quarter of 2013. Royalty fees were also off the prior year mark by about $1,000, which reflects lower volumes into Seneca and is partly attributable to Sandy, weather and the competitive landscape for volumes in this region. Operating costs were simply lower than prior year amounts as a result of our strategic focus in this segment. Operating margins in this segment expanded approximately 60 basis points year-to-year. The primary benefit came from lower transportation and disposal costs, approximately 160 basis points, and the reasons for this change are addressed above. Relative to revenues, labour, vehicle repair and maintenance, vehicle operating costs and insurance claims costs all increased between years, partially offsetting the benefit from lower transportation and disposal costs. The principal reasons for these increases reflect the change in revenue mix, and more importantly, the increase in MRF and transfer station volume this year, which is lower margin business.

Selling, general and administration (“SG&A”)

	Year ended December 31
	2014	2013	Change

Total	$254,023	$255,173	$(1,150)

Canada	$66,525	$71,457	$(4,932)
U.S. south	$89,313	$86,687	$2,626
U.S. northeast	$34,172	$35,870	$(1,698)
Corporate	$64,013	$61,159	$2,854

Year ended

On a consolidated basis, SG&A expense declined approximately $1,200 year-over-year, but increased about $7,000 when expressed net of FX. The primary reasons for the increase include lower transaction and related recoveries, higher fair value movements in stock options, higher restricted share (“RSU”) expense and higher non-operating or non-recurring expenses. On an FX adjusted basis, we recorded lower transaction and related recoveries this year compared to last. Two acquisitions completed late this year is the primary reason for the approximately $1,900 increase in transaction costs and resulting decline in recoveries between years. On an FX adjusted basis, fair value movements in stock options accounted for about $4,500 of the year-over-year increase and RSU expense for awards issued outside of our bonus compensation plans increased approximately $300 between years. The increase in our Company’s share price, which increased sharply in the fourth quarter of the current year, was the primary contributor to the year-to-year increase in the fair value of stock options. Higher RSU expense reflects awards issued to certain new hires in connection with changes to our management team. On an FX adjusted basis, professional fees were higher than the prior mark, reflecting higher strategy related fees and legal fees incurred on the New York City long-term plan, coupled with an increase in legal and consulting costs incurred in respect of our enterprise resource planning (“ERP”) conversion. Partially offsetting these increases were lower salary expenses. The decline in salaries, while not significant in total, reflects a variety of changes between years, including an approximately $11,200 recovery of compensation costs in the current year compared to $2,800 last year. The increase in compensation cost recoveries reflects not only the performance we had in the current year, but also the performance we had over the 2012 to 2014 period with respect to our long-term incentive plan (“LTIP”). These cost recoveries were partially offset by higher salaries in our U.S. south segment due in large part to organic and acquisition growth. In addition, these recoveries were partially offset by the change we made in 2012 to certain compensation plans that introduced the concept of three year vesting. This change allowed us to recognize one-third of the expense related to the 2012 plan year in each of 2012, 2013 and 2014. Accordingly, we are recognizing compensation expense in 2014 for each plan year between 2012 and 2014, compared to 2013 when we only recognized compensation expense for the 2012 and 2013 plan years.

From a segment perspective, higher SG&A expense in our U.S. south segment reflects organic and acquisition growth and structural changes to our internal management structure, partially offset by lower bonus compensation charges between years. Lower SG&A expense in our U.S. northeast segment reflects our strategy to eliminate less profitable customers, coupled with the monetization of underperforming assets. Organic growth in Canada is the primary reason for this segment’s change in SG&A expense, net of FX. The balance of the change reflects changes at the corporate level, each of which is outlined above.

Adjusted SG&A expense was 11.9% for 2014 and 12.1% for 2013 as a percentage of revenue. Lower bonus compensation expense, net of organic and acquisition growth salary increases, was the primary contributor to the year-over-year decline.

Amortization

	Year ended December 31
	2014	2013	Change

Total	$285,605	$296,491	$(10,886)

Canada	$103,735	$109,020	$(5,285)
U.S. south	$125,814	$123,598	$2,216
U.S. northeast	$54,134	$60,470	$(6,336)
Corporate	$1,922	$3,403	$(1,481)

Year ended

On a consolidated basis, amortization expense declined approximately $10,900. Net of FX, the decline was about $3,300. This decline is largely the result of lower amortization expense for intangible assets, which were down about $6,500 between years. Lower landfill amortization expense also contributed to the decline by approximately $4,500. The remainder of the change is due to a slight increase in capital asset amortization. Each of these amounts include the impact of FX. When FX is excluded, the year-over-year change in intangible asset amortization is lower by approximately $5,400 on a comparative basis. The decline in intangible amortization is due in large part to the approximately $4,100 charge recorded in the prior year for the revocation of a transfer station operating permit in Canada that we acquired in 2010. The permit was revoked last year due to our construction of a new facility which rendered the permit redundant at that time. Partially offsetting this decline was higher amortization expense attributable to the acquisition of the remaining fifty percent interest in our equity accounted investee. In our U.S. northeast segment, intangible asset amortization increased between years due in part to the impairment loss recognized in the current year on certain customer lists we acquired at the end of 2012. This increase was partially offset by lower intangible asset amortization attributable to the sale of certain assets in the current year, coupled with the classification of our Long Island, New York assets as held for sale. Assets are not amortized while classified as held for sale. The decline in intangible assets in our U.S. south segment reflects certain intangible assets being amortized in full. Amortization expense for landfill assets declined year-over-year. Net of FX, the between year decline was approximately $2,400 and due in large part to revisions to estimated cash flows attributable to our landfill closure and post-closure obligations. In the current year, this revision reflected a decline to landfill amortization expense of approximately $1,500 compared to an expense of approximately $500 last year. From a segment perspective, and excluding the impact of the cash flow revision in estimate, stronger overall landfill volumes in our U.S. south segment, coupled with the full year operation of our Jefferson Parish landfill, drove landfill amortization higher by approximately $3,000. The overall decline in volumes in our U.S. northeast segment, most notably into Seneca as a result of the comp created from our receipt of Sandy volumes last year, coupled with harsh first quarter weather this year and heightened competition in this market for volumes, led to a comparative decline in landfill amortization expense of approximately $4,400. On an FX adjusted basis, amortization expense for our Canadian landfills increased approximately $700 between years, including the revision to estimated cash flows attributable to our landfill closure and post-closure obligations.. The increase was attributable to higher comparative volumes received at our Ridge and Coronation landfills, partially offset by a decline in landfill volumes due to the Calgary closure. On a reported basis, amortization expense attributable to capital assets was little changed year-over-year. On an FX adjusted basis however, capital asset amortization increased approximately $4,600 between years. The single largest contribution to the increase occurred in the Canadian segment as a result of an approximately $4,100 charge recorded in the fourth quarter this year for an impaired sorting and recycling asset. The Canadian segment further contributed to the year-to-year increase due to higher amortization expense resulting from a larger fleet of CNG vehicles. Our U.S. segments contributed to the change as expected. Amortization expense in our U.S. northeast segment was lower comparatively, reflecting the sale of certain assets in the current and prior years, holding certain assets for sale and executing on our strategy to eliminate less profitable business. Capital asset amortization in the U.S. south was higher on account of strong organic and acquisition growth, but also due to the increasing size of our CNG vehicle fleet in this region.

As a percentage of reported revenues, amortization expense declined to 14.2% in the current year, which compares to 14.6% last year. On an FX adjusted basis, lower intangible asset amortization represents 30 basis points of the decline year-to-year. The between year change in landfill asset amortization expense is largely due to the change in our cash flow revision in estimate, and represents 10 basis points of the decline between years.

Net gain on sale of capital and landfill assets

	Year ended December 31
	2014	2013	Change

Total	$(17,905)	$(7,793)	$(10,112)

Canada	$(13,718)	$(3,843)	$(9,875)
U.S.	$(4,187)	$(3,950)	$(237)
Corporate	$—	$—	$—

Year ended

We recognized higher gains on the disposal of capital and landfill assets due to the current year sale of select buffer lands surrounding our Calgary landfill, coupled with the sale of a transfer station in our U.S. northeast segment. These gains were partially offset by the first quarter, current year loss we recorded on the termination of an operating contract we had for the Tensas Parish landfill in Louisiana. When we ceased operating this site we recorded a net loss on exit of approximately $3,700. The prior year gain is the result of select asset sales in Long Island, New York and the sale of a redundant operating facility in central Canada. The balance of the year-to-date change reflects the disposal of a redundant operating assets in Canada and the U.S., including containers and vehicles, and the disposal of these assets are neither significant individually nor in aggregate.

Interest on long-term debt

	Year ended December 31
	2014	2013	Change

Total	$61,917	$60,754	$1,163

Year ended

Higher interest expense is largely attributable to a series of interest rate swaps we entered into between August 2013 and July 2014 on notional borrowings of approximately $825,000. These interest rate swaps increased interest expense by approximately $11,600 year-over-year. Re-pricing our consolidated facility in November last year saved us about $5,400 in interest charged between years. The re-pricing lowered our credit charge on term B borrowings by 50 basis points and lowered the interest charge on revolver drawings by 25 basis points. The balance of the change, approximately $4,500, is due to FX.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange gain

	Year ended December 31
	2014	2013	Change

Total	$(150)	$(1,061)	$911

Year ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency. The year-to-year decline in net foreign currency exchange gains reflects events occurring in the prior year. In the prior year, we cash settled all intercompany balances existing between the U.S. and Canada. This settlement resulted in us recognizing a FX loss of approximately $1,500. We settled these amounts to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada. We also entered into a foreign currency exchange agreement in the second quarter of 2013 to hedge against further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. We recorded a gain last year of approximately $2,900 as a result of this transaction.

All other gains and losses are not attributable to one significant transaction or series of transactions in either year.

Net loss (gain) on financial instruments

	Year ended December 31
	2014	2013	Change

Total	$24,214	$(4,282)	$28,496

Year ended

Higher current year losses reflect the change in the fair value of interest rate swaps this year compared to last. In the prior year, we recorded a gain on these swaps totaling approximately $3,300, compared to a loss this year of approximately $18,200. This change represents about $21,500 of the approximately $28,500 increase in financial instrument losses and reflects changes in interest rates and the notional amounts of debt we have hedged year-to-year. Fair value changes in fuel hedges represent the next largest contributor to the rise in losses between years. In the prior year, we recognized a gain on fuel hedges amounting to approximately $1,700. In the current year, we recorded an expense of approximately $6,900. The recent decline in WTI crude pricing, and the diesel fuel index, has resulted in our fuel hedges having a transaction price that is higher than the price we could hedge fuel today based on current market pricing. In the prior year, we recognized an expense specific to a wood waste supply agreement. The contractual agreement that gave rise to this financial instrument was amended in the current year and allowed us to de-recognize the wood waste supply agreement as an embedded derivative financial instrument. Accordingly, the approximately $800 expense we recorded in the prior year compares to an approximately $800 gain recorded in the current year. Gains or losses recognized on funded landfill post-closure costs and foreign currency exchange agreements had little impact on net gains or losses on financial instruments between years.

Loss on extinguishment of debt

	Year ended December 31
	2014	2013	Change

Total	$—	$1,240	$(1,240)

Year ended

On October 1, 2013, we repaid the Seneca variable rate demand solid waste disposal revenue bond (“IRB”) in full with amounts borrowed on our consolidated facility. In connection with the repayment, we wrote-off approximately $1,200 of deferred financing costs. No debt extinguishment charges were incurred in the current year.

Re-measurement gain on previously held equity investment

	Year ended December 31
	2014	2013	Change

Total	$(5,156)	$—	$(5,156)

Year ended

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee. As a result, we re-measured our original investment in our equity accounted investee at the acquisition date fair value and recorded a non-cash gain of approximately $5,200.

Net income tax expense

	Year ended December 31
	2014	2013	Change

Total	$33,676	$58,443	$(24,767)

Year ended

Income tax expense was approximately $24,800 lower in the current year compared to last. On a consolidated basis, income before income tax expense and net loss (income) from equity accounted investee, collectively income before tax, was lower in the current year by approximately $16,000. Applying the combined income tax rate to the decline in income before tax, accounts for approximately $7,000 of the decline in income tax expense year-over-year. In addition, the long-term financing structure we implemented in 2013 lowered our consolidated income tax expense by about $11,700 year-over-year. Income tax expense as a percentage of income before tax was about 21.0% in 2014. Had our long-term financing structure not been in place in 2014, this percentage would have been about 35.6%. Non-taxable income attributable to the sale of certain buffer lands adjacent to our Calgary landfill and the re-measurement gain recorded on the purchase of the remaining fifty percent interest in our equity accounted investee, also contributed to the decline in income tax expense by about $2,700 year-over-year. Higher withholding taxes incurred on dividends paid by our U.S. operations to its Canadian parent in support of share repurchases in the current year partially offset the declines noted above. Finally, state taxes borne by our U.S. operations were also higher in the current year compared to last, by about $1,000, representing the mix of growth in our business between years.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss (income) from equity accounted investee

	Year ended December 31
	2014	2013	Change

Total	$82	$(148)	$230

Year ended

Net loss or income from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method. The current year loss reflects our share of loss to January 31, 2014, which is the date we acquired the remaining fifty percent interest in our equity accounted investee. Income of the prior year was attributable to the buyout of several equipment rental agreements.

Please refer to the Related Party Transactions section of this MD&A for additional details regarding our previously held investment in our equity accounted investee.

Review of Operations - For the three months ended December 31, 2014

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended December 31, 2014
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$186,867	$231,247	$86,455	$—	$504,569
Operating expenses	101,596	147,945	58,609	—	308,150
SG&A	15,919	22,144	7,673	20,711	66,447
Amortization	28,812	30,638	14,189	434	74,073
Net gain on sale of capital assets					(306)
Operating income (loss)	40,540	30,520	5,984	(21,145)	56,205
Interest on long-term debt					15,483
Net foreign exchange loss					19
Net loss on financial instruments					16,419
Income before net income tax expense					24,284
Net income tax expense					5,353
Net income					$18,931

	Three months ended December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$192,075	$220,896	$89,036	$—	$502,007
Operating expenses	107,347	140,885	61,961	—	310,193
SG&A	17,651	21,128	9,545	12,347	60,671
Amortization	25,858	31,056	14,882	1,583	73,379
Net gain on sale of capital assets					(566)
Operating income (loss)	41,219	27,827	2,648	(13,930)	58,330
Interest on long-term debt					15,482
Net foreign exchange loss					419
Net gain on financial instruments					(5,819)
Loss on extinguishment of debt					1,240
Income before net income tax expense and net income from equity accounted investee					47,008
Net income tax expense					10,983
Net income from equity accounted investee					(217)
Net income					$36,242

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2014.

	Three months ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2014
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$502,007	$17,889	$519,896	$(15,327)	$504,569
Operating expenses	310,193	6,329	316,522	(8,372)	308,150
Selling, general and administration	60,671	8,309	68,980	(2,533)	66,447
Amortization	73,379	3,041	76,420	(2,347)	74,073
Net gain on sale of capital and landfill assets	(566)	214	(352)	46	(306)
Operating income	58,330	(4)	58,326	(2,121)	56,205
Interest on long-term debt	15,482	1,301	16,783	(1,300)	15,483
Net foreign exchange loss	419	(399)	20	(1)	19
Net (gain) loss on financial instruments	(5,819)	23,227	17,408	(989)	16,419
Loss on extinguishment of debt	1,240	(1,240)	—	—	—
Income before net income tax expense and net income from equity accounted investee	47,008	(22,893)	24,115	169	24,284
Net income tax expense	10,983	(5,156)	5,827	(474)	5,353
Net income from equity accounted investee	(217)	217	—	—	—
Net income	$36,242	$(17,954)	$18,288	$643	$18,931

Adjusted EBITDA(A)	$131,927	$11,888	$143,815	$(5,031)	$138,784
Adjusted EBITA(A)	$72,594	$10,053	$82,647	$(2,967)	$79,680
Adjusted operating income or adjusted operating EBIT(A)	$59,114	$16,453	$75,567	$(3,021)	$72,546
Adjusted net income(A)	$33,417	$7,311	$40,728	$(871)	$39,857
Free cash flow(B)	$57,699	$(2,261)	$55,438	$(1,717)	$53,721

Revenues

Gross revenue by service type

	Three months ended December 31, 2014				Three months ended December 31, 2013
	Canada -	Canada -		U.S. -	Canada -	Canada -		U.S. -
	stated in	percentage		percentage	stated in	percentage		percentage
	thousands of	of		of	thousands of	of		of
	C$	revenues	U.S.	revenues	C$	revenues	U.S.	revenues

Commercial	$85,634	40.4	$100,833	31.7	$80,422	39.9	$97,546	31.5
Industrial	40,612	19.1	53,731	16.9	37,987	18.8	52,987	17.1
Residential	36,934	17.4	82,045	25.8	37,945	18.8	80,607	26.0
Transfer and disposal	66,626	31.4	112,000	35.3	64,919	32.2	111,061	35.8
Recycling	7,474	3.5	8,094	2.5	8,175	4.1	8,458	2.7
Other	8,482	4.0	5,463	1.7	5,379	2.7	4,585	1.5
Gross revenues	245,762	115.8	362,166	113.9	234,827	116.5	355,244	114.6

Intercompany	(33,550)	(15.8)	(44,464)	(13.9)	(33,176)	(16.5)	(45,312)	(14.6)
Revenues	$212,212	100.0	$317,702	100.0	$201,651	100.0	$309,932	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended December 31, 2014			Three months ended December 31, 2013
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	3.0	1.8	2.3	1.7	1.6	1.6
Fuel surcharges	0.1	(0.2)	(0.1)	(0.1)	(0.3)	(0.2)
Recycling and other	(0.3)	(0.5)	(0.4)	1.1	0.4	0.7
Total price growth	2.8	1.1	1.8	2.7	1.7	2.1

Volume	2.2	1.2	1.6	(0.7)	(1.4)	(1.1)
Total organic revenue growth	5.0	2.3	3.4	2.0	0.3	1.0

Net acquisitions	0.2	0.2	0.2	0.2	4.1	2.5
Total revenue growth	5.2	2.5	3.6	2.2	4.4	3.5

On a consolidated basis, revenues increased approximately $2,600, which includes the approximately $15,300 negative impact of FX. At FX parity, revenues grew approximately $18,300. Canada’s contribution to this growth was approximately C$10,600, while our U.S. south segment improved revenues by approximately $10,400. Revenues in our U.S. northeast segment declined between periods by about $2,600. On a consolidated basis, stronger pricing across all service lines grew revenues by about $11,800 period-to-period. This pricing strength was most pronounced in our commercial collection service line, which increased revenues by about $7,300. Our collection service lines, in aggregate, delivered better pricing and in total generated additional revenues of approximately $10,100 comparatively. Landfill pricing contributed about $1,300 to the increase in revenues, which was largely attributable to higher a gate rate at a landfill in western Canada and better pricing at certain sites in our Texas based operations. Consolidated volumes were also stronger period-over-period, by approximately $8,000. Our post collection service lines were the primary contributors to this growth, contributing additional revenues of approximately $7,300, between periods, on stronger volumes. Natural gas revenue, from the start-up of a new gas plant at our Lachenaie landfill, was the single largest contributor to this increase. Transfer station volumes also improved, due in part to a transfer station we opened in western Canada to collect and direct waste to our Coronation landfill once destined for our Calgary site. Our transfer station operations in Florida also realized volume improvements. On the acquisition front, we completed a late fourth quarter purchase of a collection operation in Texas. This purchase was the primary contributor to the approximately $1,100 improvement from net acquisitions we realized on a consolidated basis. In total, fuel surcharges were off the mark set in the same period last year on lower fuel costs and commodity prices were down by about $2,100 compared to the same period last year.

Excluding the impact of FX, revenues in Canada grew approximately C$10,600 period-over-period. Higher pricing across all service lines contributed about C$6,100 to this improvement. Stronger commercial and industrial pricing accounted for approximately C$4,800 of the price improvement and stronger landfill pricing at one of our landfills in western Canada also contributed to higher revenues from price. Canadian revenues also improved on stronger volumes. As noted above, natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill and higher transfer station volumes were the primary contributors to this improvement. Revenues from landfill volumes were lower than prior period levels due in large part to lower soil volumes received at our Lachenaie site. Acquisitions contributed to the revenue improvement in Canada, reflecting the purchase of the remaining fifty percent interest in our equity accounted investee in the first quarter of 2014. Fuel surcharges were relatively flat period-over-period and lower commodity pricing was a negative to revenues by approximately C$500.

Our U.S. south segment delivered another solid revenue performance increasing approximately $10,400 over the prior year period. Stronger volumes in this segment contributed approximately $7,000 to the overall improvement and about $4,000 was attributable to our collection service lines. Residential contract wins in Texas and Louisiana outpaced residential contract losses in our Florida operations, and in total contributed to the net increase in revenues of approximately $1,800. Industrial volumes were also robust quarter-over-quarter, up about $1,400 comparatively. Stronger economic conditions in our Texas operations are the primary reason for the industrial volume improvement and higher volumes in our commercial collection service line contributed to the revenue improvement as well. Volume improvements in our disposal service lines combined to improve revenues by approximately $2,900. Similar to the third quarter this year, MRF and transfer station volumes in our Florida operations delivered the most significant improvement on the back of contract wins and strategic operational improvements. Landfill volumes were also improved and reflect higher volumes in many of our Texas based landfills. Lower volumes into our JED landfill in Florida due to heightened competitive market conditions in this area partially offset this increase. Price improvements grew revenues by about $2,700 over the same period last year. Pricing was strongest in our commercial service line and was either up or flat across the remainder of our service offerings. We acquired a collection operation late in the fourth quarter this year, and this acquisition contributed approximately $2,300 to the improvement in revenues between periods. Commodity pricing and fuel surcharges were lower than the prior year period, reflecting the lower cost of fuel and changes in supply/demand conditions for commodities.

Revenue performance in our U.S. northeast region was down about $2,600 period-to-period. Lower commercial and industrial volumes, due to a measured and strategic effort to eliminate less profitable business, accounted for approximately $3,700 of the decline between periods. The sale of a transfer station in the second quarter this year also contributed to the decline in revenues. The sale of this asset is consistent with our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital. Pricing was once again strong in our U.S. northeast segment and increased about $3,000 over the prior period mark. Stronger commercial pricing increased comparative revenues by approximately $2,300 and was the primary contributor to the price improvement period-to-period. Fuel surcharges were flat while commodity pricing fell in this region by about $700 comparatively.

Operating expenses

On a consolidated basis, reported operating expenses declined period-over-period, but net of FX, operating expenses increased. The approximately $6,300 increase, is largely attributable to higher transportation and disposal costs, higher franchise and royalty fees, higher labour costs, higher vehicle repair and maintenance costs, higher insurance and claims costs, partially offset by lower vehicle operating costs. Transportation and disposal costs increased approximately $2,100 on a comparative basis. Our U.S. south and Canadian segments recorded cost increases of approximately $1,700 and $1,600, respectively, while our U.S. northeast segment recorded a decline of approximately $1,200. In the U.S. south, the increase reflects organic and acquisition growth, and higher per ton disposal costs for waste materials disposed of. Revenue growth in this segment, including improved transfer station volumes, was also a contributing factor to the increase in transportation and disposal costs. The increase in transportation and disposal costs in our Canadian segment reflects higher volumes received at our transfer station in Calgary, which services our Coronation landfill in western Canada. Organic growth and the mix of growth in Canada also contributed to the rise in disposal and transportation costs beyond those related to the increase in volumes received in our western Canadian operations. The U.S. northeast decline is the result of certain asset divestitures, lower volumes destined for our Seneca Meadows landfill, coupled with our strategic elimination of less profitable business. The approximately $1,000 increase in franchise and royalty fees is attributable to our U.S. south segment operations. A net increase in overall landfill tons received at royalty obligated landfills and a franchise audit fee for an operation in Florida were the primary reasons for the increase. In total, labour costs increased period-over-period by approximately $2,400. The increase in U.S. south segment labour costs was approximately $3,000, which was partially offset by declines in our U.S. northeast and Canadian segments. Organic growth in our Texas and Louisiana operations, in particular, coupled with a late quarter acquisition of a collection company in Texas, were the primary reasons for the increase. Labour in the U.S. northeast declined about $1,100 between periods, while Canadian segment labour costs were basically unchanged quarter-to-quarter. The reasons for the U.S. northeast segment decline in labour costs are consistent with those outlined above for the change in transportation and disposal costs between periods. Total repairs and maintenance costs exceeded the prior period amount by about $1,900. Our U.S. south segment accounted for about $1,800 of the increase, while the change in our Canadian and U.S. northeast segments almost cancelled each other out. A late current period acquisition and organic growth, coupled with some unexpected major repairs in our U.S. south segment, were the primary reasons for the between period increase. Canadian segment repair and maintenance costs were largely attributable to organic growth, while our U.S. northeast segment realized a period-over-period decline on account of organic losses. The increase in insurance and claims costs was most prevalent in our U.S. south segment. Major claims reserves for prior period accidents occurring in our Florida operations were the primary reason for the increase in our U.S. south segment. In the U.S. northeast, claims costs in our New York City operations expanded beyond the prior period mark and our Canadian operations also experienced an increase period-over-period. As noted above, vehicle operating costs declined quarter-to-quarter, largely due to the decline in the cost of fuel and the continued roll out of CNG vehicles in our U.S. south and Canadian operations.

Consolidated operating costs as a percentage of revenue declined to 61.1% of revenues in the fourth quarter this year versus the 61.8% posted in the same period last year. The most significant period-to-period improvement came from lower vehicle operating costs, which improved 90 basis points between periods. As noted above, lower fuel costs and the continued roll out of CNG vehicles are the primary reasons for this improvement. We also realized lower labour costs, relative to revenues, and transportation and disposal costs as well. In aggregate, labour and transportation and disposal improved 60 basis points quarter-over-quarter. Our Canadian and U.S. northeast segments delivered the largest improvements, which is partly attributable to strong pricing improvements, coupled with disciplined and/or strategic cost control. These improvements were partially offset by higher insurance and claims costs, which were up 50 basis points relative to revenues, and higher repair and maintenance costs as well, which increased by 10 basis points.

SG&A

On a consolidated basis, SG&A expense increased quarter-to-quarter by about $5,800 or approximately $8,300 when FX is held constant. The most significant period-to-period change is due to higher stock compensation expense, which increased about $7,000 on a comparative basis. The fair value of stock option obligations increased reflecting the sharp rise in our share price in the fourth quarter this year. In addition, we recorded less current quarter recoveries attributable to transaction and related costs. In the fourth quarter last year, we recorded transaction and related recoveries attributable to certain acquisitions not meeting certain purchase and sale agreement conditions. In the current period, we incurred transaction and related costs attributable to two acquisitions completed late in the quarter. Partially offsetting these increases were lower current quarter non-operating or non-recurring costs. In the same quarter last year, we incurred higher severance and dismissal costs of approximately $4,100 due to the retirement of certain senior level employees, including the Company’s Senior Vice President and Chief Operating Officer, U.S., the Company’s President and Chief Operating Officer and the Company’s Vice President, Environmental Management and Technology Group. These amounts were partially offset by approximately $1,700 of higher compensation costs attributable to the rise in our share price this year that we recognized as a non-operating cost. The balance of the change is largely attributable to changes in our operations period-to-period, reflecting our strategic direction in our U.S. northeast operations, partially offset by organic and acquisition growth, most notably in our U.S. south segment.

From a segment perspective, the corporate component of our business was impacted by the above noted changes in transaction and related costs, fair value movements in stock options, and non-operating and non-recurring expenses. The increase in our U.S. south segment SG&A expense reflects the growth in the business from acquisitions and growth organically, while lower SG&A expense in our U.S. northeast segment reflects our business strategy. The change in Canada is largely attributable to the change in FX.

As a percentage of revenues, adjusted SG&A expense is 11.4% versus 11.9% in the same quarter last year. The strategic direction taken for our U.S. northeast operations was the primary contributor to the quarter-over-quarter reduction in SG&A expense relative to revenues.

Amortization

On a reported, and FX adjusted basis, consolidated amortization expense was higher than the same quarter a year ago. Excluding the impact of FX, intangible asset amortization increased approximately $1,200. This increase was almost entirely attributable to our U.S. northeast segment which increased approximately $1,300 period-to-period. An impairment loss of approximately $3,500 was recorded in the current period reflecting a decline in value attributable to certain customer lists we acquired at the end of 2012. This increase was partially offset by lower intangible asset amortization due to the sale of certain assets in the current year, coupled with the classification of certain assets in our Long Island operations as held for sale. Held for sale assets are not amortized while classified as held for sale. Capital asset amortization was also higher contributing approximately $3,900 to the between period change. This increase was due in large part to the approximately $4,100 charge we recorded for an impaired sorting and recycling asset in our Canadian segment. The Canadian segment further contributed to the increase on account of higher amortization expense resulting from a larger fleet of CNG vehicles. Amortization expense in our U.S. northeast segment was lower comparatively, reflecting the sale of certain assets in the current and prior year, holding certain assets for sale and executing on our strategy to eliminate less profitable business. Capital asset amortization in the U.S. south was higher, largely on account of strong organic and acquisition growth, but also due to the increased size of our CNG vehicle fleet in this region. The between period increases outlined above were partially offset by an approximately $2,100 decline in landfill amortization expense. The most significant reason for the change was due to revisions to estimated cash flows attributable to our landfill closure and post-closure obligations we recorded this quarter compared to last. In the current quarter, the cash flow revision in estimate represented a decline to landfill amortization expense of approximately $1,500 compared to an expense of approximately $500 in the same period last year. In addition, we recorded a decline in landfill amortization expense in our U.S. northeast segment due to lower volumes received at our Seneca landfill this quarter compared to last. Lower volumes into this site reflect heightened competition in this market for volumes.

As a percentage of reported revenues, amortization expense increased slightly to 14.7% this quarter, compared to 14.6% in the same period last year. On an FX adjusted basis, higher intangible asset amortization represents 20 basis points of the between period increase and is principally due to the impairment charge we recorded on certain customer lists in our U.S. northeast segment. An additional 50 basis points of the increase is due to higher amortization expense for capital assets, which as noted is largely the result of the impairment charge we recorded in our Canadian segment this year. The balance of the period-over-period change is the result of lower landfill asset amortization expense attributable to the change in revisions to estimated cash flows for our landfill closure and post-closure obligations.

Interest on long-term debt

On a reported basis, interest expense was unchanged period-to-period, largely because the between period increase was fully offset by FX. Net of FX, interest expense in the current quarter was higher by approximately $1,300. As outlined in the full year discussion, higher interest expense is largely attributable to a series of interest rate swaps entered into between August 2013 and July 2014 on notional borrowings of approximately $825,000. These interest rate swaps led to an increase in interest expense of approximately $1,800 period-to-period. This increase was partially offset by lower interest charges incurred as a result of the re-pricing we completed in November last year.

Explanations for the quarterly change in net gain on sale of capital assets, net foreign exchange loss, net (gain) loss on financial instruments, loss on extinguishment of debt, net income tax expense and net income or loss from equity accounted investee is either consistent with the changes outlined in the Review of Operations — For the year ended December 31, 2014 section of this MD&A or does not warrant additional discussion.

Other Performance Measures - For the year ended December 31, 2014

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment and dividend increases.

Free cash flow (B) - cash flow approach

	Year ended
	December 31
	2014	2013	Change

Cash generated from operating activities	$399,726	$450,735	$(51,009)

Operating and investing
Stock option expense(*)	9,695	5,879	3,816
LTIP portion of restricted share expense	(1,358)	(862)	(496)
Acquisition and related cost recoveries	(591)	(2,460)	1,869
Non-operating or non- recurring expenses	4,067	4,600	(533)
Changes in non-cash working capital items	20,677	(11,530)	32,207
Capital and landfill asset purchases(*)(*)	(237,413)	(273,862)	36,449
Proceeds from the sale of capital and landfill assets	28,528	21,183	7,345

Financing
Purchase of restricted shares(*)	(2,095)	(1,591)	(504)
Net realized foreign exchange gain	(150)	(1,061)	911
Free cash flow(B)	$221,086	$191,031	$30,055

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,300 and $38,600, for the years ended December 31, 2014 and 2013, respectively.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Year ended
	December 31
	2014	2013	Change
Adjusted EBITDA(A)	$523,371	$530,775	$(7,404)

Purchase of restricted shares(*)	(2,095)	(1,591)	(504)
Capital and landfill asset purchases(*)(*)	(237,413)	(273,862)	36,449
Proceeds from the sale of capital and landfill assets	28,528	21,183	7,345
Landfill closure and post-closure expenditures	(4,696)	(4,276)	(420)
Landfill closure and post-closure cost accretion expense	6,132	5,655	477
Interest on long-term debt	(61,917)	(60,754)	(1,163)
Non-cash interest expense	3,202	3,436	(234)
Current income tax expense	(34,026)	(29,535)	(4,491)
Free cash flow(B)	$221,086	$191,031	$30,055

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,300 and $38,600 for the years ended December 31, 2014 and 2013, respectively.

Year ended

On a reported basis, free cash flow(B) eclipsed the mark set last year by approximately $30,100. Excluding FX, free cash flow(B) increased approximately $34,600 year-over-year. Net of FX, lower capital and landfill asset purchases accounted for approximately $30,100 of the improvement. Details of this change are outlined below in the Capital and landfill purchases section of this MD&A. Higher proceeds from the sale of capital and landfill assets also contributed to the improvement year-to-year, which was up about $8,400 net of FX. Higher proceeds recognized in the current year were directly attributable to monetizing redundant or underperforming assets. Current year proceeds include the disposal of select buffer lands surrounding our Calgary landfill, coupled with the sale of a transfer station in our U.S. northeast segment. Proceeds from these sales outpaced amounts we recognized last year from the sale of select assets in our Long Island, New York operations. Adjusted EBITDA(A), improved approximately $9,200 net of FX. These improvements to free cash flow(B), were partially offset by higher interest on long-term debt and higher current income tax expense, each of which increased approximately $5,600 and $6,600, net of FX, respectively. A discussion of the comparative changes for each component of adjusted EBITDA(A), the change in interest expense and current income tax expense, are outlined in the Review of Operations section of this MD&A.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended
	December 31
	2014	2013	Change

Replacement	$144,324	$168,014	$(23,690)
Growth	93,089	105,848	(12,759)
Total	$237,413	$273,862	$(36,449)

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Year ended

On a reported basis, replacement spending was approximately $23,700 lower this year compared to last. Excluding the impact of FX, replacement spending was lower by approximately $19,800. Of this decline, approximately $29,200 is attributable to lower spending in our U.S. segments, partially offset by an increase in replacement expenditures in our Canadian segment of about $9,400. The principal reason for the decline in U.S. segment spending reflects an elevated level of spend in 2013. In 2013, we renewed a residential collection contract in Florida that required the purchase of new CNG vehicles as a condition of the awarded contract. Accordingly, we incurred approximately $19,500 in replacement capital costs related to this contract alone. Cell development at our Jefferson Parish landfill was also higher in the prior year due to construction costs incurred on the initial build out of the site. Construction costs incurred at our Seneca landfill in the current year were also lower than the prior year due in part to the timing of spend. The balance of the change is largely attributable to the change in non-cash working capital. At the end of this year, we had a significant amount of vehicles and equipment received that we had not yet paid for. Payment for these assets is expected in the first quarter of 2015. From a Canadian perspective, higher replacement spending reflects the roll out of CNG vehicles in central and eastern Canada to service certain residential collection contracts in these areas. These investments were partially offset by lower spending on CNG vehicles rolled out in western Canada last year in support of a residential contract win that we commenced servicing in 2013. Lower landfill construction costs were also a partial offset to the increase in replacement spending in Canada, which is largely attributable to the timing of spend, coupled with a slightly higher working capital adjustment in the current year compared to last.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Year ended

Growth expenditures on a reported basis, declined approximately $12,800. Net of FX, growth expenditures fell about $10,300 year-over-year. This decline comprises lower growth spending in our Canadian segment of about $32,600, partially offset by an increase in U.S. segment growth spending of approximately $22,300. The decline in Canadian segment spending this year was largely due to an elevated spend level last year. In 2013, we rolled out a CNG vehicle fleet in central Canada to service a new residential contract award that we commenced servicing in April 2013, approximately C$20,000. We also incurred higher expenditures in the prior year on account of infrastructure spending at our Lachenaie landfill for the construction of a natural gas power plant, approximately C$10,800. The increase in growth expenditures in our U.S. operations reflects an investment in CNG vehicles and containers for contract wins in our Texas and Florida operations totaling approximately $12,600. In addition, growth spending for vehicles and containers to service a new contract win in our Louisiana operation totaled approximately $9,200. Combined, higher growth spending in our U.S. business was to meet the demands of organic growth in our south segment.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2015

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected quarterly dividend

		Dividend
		amounts per
		share - stated in
Expected record date	Expected payment date	C$
March 31, 2015	April 15, 2015	$0.16
June 30, 2015	July 15, 2015	0.16
September 30, 2015	October 15, 2015	0.16
December 31, 2015	January 15, 2016	0.16
Total		$0.64

2014

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend

		Dividend
		amounts per
		share - stated in
Actual record date	Actual payment date	C$
March 31, 2014	April 15, 2014	$0.15
June 30, 2014	July 15, 2014	0.15
September 30, 2014	October 15, 2014	0.16
December 31, 2014	January 15, 2015	0.16
Total		$0.62

We expect to fund all of our 2015 dividend payments from excess free cash flow(B) generated by our Canadian business. Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since our dividends are denominated in Canadian dollars. Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended
	December 31
	2014	2013	2012

Revenues	$2,008,997	$2,026,039	$1,896,741
Net income	$126,516	$117,970	$94,357
Net income per share, basic	$1.10	$1.02	$0.81
Net income per share, diluted	$1.10	$1.02	$0.81
Total assets	$3,376,436	$3,392,570	$3,475,561
Total long-term liabilities	$1,817,209	$1,801,041	$1,895,612
Dividends declared, per weighted average share	$0.62	$0.58	$0.56

Revenues

2014-2013

The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

2013-2012

Revenues in Canada grew approximately C$15,900. Acquisitions and stronger core pricing, across all service lines, fuelled the improvement in revenues. In total, Canadian residential collection and landfill volumes were significantly lower year-to-year. Lost contracts and the Calgary closure were the principal reasons for this decline. When we compare our volume performance between years and exclude the impact of the contract losses and the Calgary closure in this comparison, Canadian segment revenues improved approximately 0.8%. We achieved this result despite the receipt of lower volumes at our Ridge landfill due to lower special waste volumes, inclement weather and the stepped up demand for volumes in the state of Michigan. Industrial volume improvements were strong year-to-year, especially in western Canada where economic strength was higher than the national average. We also realized industrial volume improvement in central Canada in connection with the opening of our new C&D waste reduction facility. Both fuel surcharges and commodity pricing had little impact on revenues comparatively.

Our U.S. south segment performed well and delivered revenue growth from acquisitions, core price and volume improvements in almost every service line. The most significant contribution to this segment’s revenue growth was acquisitions, approximately $61,700. Notwithstanding, volume growth was also significant, advancing revenues by approximately $26,200 year-to-year. Higher industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth. The nature of the economic environment in the Texas region was strong. Revenues also improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill we commenced operating in 2013, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. The combination of slightly lower fuel surcharges and higher commodity pricing led to improved revenues as well.

Revenues in our U.S. northeast segment increased approximately $40,500. Acquisitions, core price and volume growth all contributed to higher revenues between years. While revenue growth came principally from acquisitions, we also realized core pricing growth in all service lines, with the exception of landfills where pricing was essentially flat. Higher commercial and industrial collection pricing and higher transfer station pricing were the primary contributors to the improvement in core price growth year-over-year. Volume gains were the result of higher transfer station volumes as well as higher industrial and residential collection volume improvements. Lower comparative MRF volumes related to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable. Total landfill volumes were lower than the comparative year due in large part to our management of tons received at our Bethlehem landfill, where we were strategically managing volumes in conjunction with a permitting process. In addition, the sale of select assets in Long Island, New York in the second quarter of 2013 also had a negative impact on comparable volume improvements between years. Finally, our termination of less profitable business in 2013 also resulted in lower volumes, however, our execution of effective pricing strategies more than offset the impact to revenues from terminating less profitable business in the year. The net impact of fuel surcharges and commodity prices was essentially nil.

Net income

Included in net income are some or all of the following: restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expense, net income tax expense or recovery and net income or loss from equity accounted for investee.

2014-2013

The increase in net income is detailed in the Review of Operations section of this MD&A.

2013-2012

Net income was higher in 2013 due to a stronger operating performance. The improvement in net income came from acquisitions, Sandy clean-up volumes, net organic growth and the loss we recorded in the fourth quarter of 2012 on the extinguishment of debt, partially offset by the closure of our Calgary landfill at the end of the second quarter in 2013. In the fourth quarter of 2012, we entered into a consolidated credit facility agreement and concluded that the modification of previously existing debt facilities constituted an extinguishment of debt. Accordingly, we recorded a charge of approximately $16,900 in the fourth quarter of 2012 on the extinguishment. We also recorded a debt extinguishment charge in the fourth quarter of 2013 as a result of repaying a previously issued IRB, but the 2013 charge was a much lower amount. Operating income was impacted by higher insurance and claims costs, higher labour and repairs and maintenance expenditures and higher bonus and LTIP plan compensation expense. Net income was also impacted by higher interest expense. Higher interest expense is, in part, the result of interest rate swaps entered into the last half of 2013, which gave rise to an approximately $1,700 increase in comparative interest charges. In addition, we entered into an amending agreement in respect of our consolidated facility and incurred additional fees in this regard. Accordingly, higher deferred financing cost amortization was charged to interest expense. Partially offsetting these increases to interest expense, and by extension lower net income year-over-year, was borrowing costs incurred due to the repayment of our Seneca IRB. We did benefit however, from a lower overall tax rate as a result of implementing our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Total assets

2014-2013

Total assets declined by approximately $16,100. The decline comprises an approximately $111,400 decrease in total Canadian assets, partially offset by an approximately $95,300 increase in total U.S. assets.

Total assets attributable to our Canadian operations declined year-to-year. The change in FX between measurement periods represents approximately $101,000 of the decline. Excluding the impact of FX, total assets in Canada declined approximately $10,400 year-over-year. The decrease is partly attributable to a decline in intangibles, landfill assets and other assets, approximately $11,000, $10,000, and $13,500, respectively, partly offset by increases in goodwill and capital assets, approximately $12,000 and $13,600, respectively. The balance of the change reflects lower investments, lower deferred financing costs and lower current assets, offset by higher other receivables, higher funded landfill post-closure costs and higher landfill development assets. Intangible assets declined on account of amortization, approximately $15,000 outpacing the approximately $4,400 of additions we recognized on our acquisition of the remaining fifty percent interest in our equity accounted investee. FX represented the balance of the year-to-year change for intangibles. The decline in landfill assets is largely attributable to amortization of about $29,800 and the impact of FX, approximately $14,600, being higher than current year additions and working capital changes, approximately $19,900 in the aggregate. Current year additions were most prevalent at our Coronation landfill, followed by our Lachenaie, Ridge, Winnipeg and Ottawa sites. The decline in other assets reflects lower fair values for both fuel hedges and interest rate swaps year-over-year. The decline in the price for WTI crude, coupled with a lower comparative interest rate environment, were the primary reasons for the change in other assets between years. Capital asset purchases, including those acquired by way of acquisition, contributed to the combined increase in capital assets year-over-year of about $80,200. Amortization and non-cash changes partially offset this increase and totaled approximately $65,900. Our acquisition of the remaining fifty percent interest in our equity accounted investee, contributed approximately $5,000 to the increase in capital assets between years. Capital asset additions represent a combination of replacement and growth spending, which includes CNG vehicles and related infrastructure, diesel vehicle purchases, containers and landfill construction activities. Replacement and growth expenditures are addressed in greater detail in the Other Performance Measures section of this MD&A. The increase in goodwill, net of FX, reflects goodwill we recognized on the purchase of the remaining interest in our equity accounted investee and also accounts for the decline in the carrying amount of investments in Canada. Lower deferred financing costs are simply a function of normal course amortization and no meaningful financing costs being incurred in the current year. Lower current assets reflect a combination of insignificant changes in cash and cash equivalents, accounts receivable and prepaid expenses. The increase in other receivables is largely due to our take back of a note receivable on the sale of buffer lands adjacent to our Calgary landfill, net of the unamortized discount. Higher funded landfill post-closure costs reflect current year contributions, coupled with the return on the underlying investments, with no associated drawings. Higher landfill development assets reflect our continued interest in developing an alternative landfill site for our closed Calgary site. Current year costs include engineering work, capitalized interest, payments in respect of a land option and the capitalization of dedicated employees and their expenses to the project.

The increase in total U.S. assets is largely attributable to two acquisitions completed late in the current year. Assets acquired account for about $108,300 of the year-to-year increase, comprised of accounts receivable, intangibles, goodwill and capital assets, approximately $6,500, $13,800, $68,200 and $19,800, respectively. Beyond the impact acquisitions, landfill assets increased approximately $7,500. The increase in landfill assets isn’t a function of current year additions outpacing amortization by a significant margin, rather it reflects the change in working capital and the reclassification of about $5,800 from landfill development assets to landfill assets upon successfully obtaining a permit for our Jacksboro landfill. Capital assets in our U.S. segment increased approximately $10,400. As noted, acquisitions contributed approximately $13,800 to the increase, which in combination with current year additions of approximately $107,600 and working capital and non-cash changes of about $17,100, outpaced normal course amortization, amounts transferred to held for sale and net disposals. Replacement and growth capital expenditures are addressed in more detail in the Other Performance Measures section of this MD&A. Additional details pertaining to the sale of assets in the current year are outlined in the Review of Operations section of this MD&A in the gain on sale of capital and landfill assets subsection. Excluding the capitalization of intangibles attributable to acquisitions completed in the current year, normal course amortization, including an impairment loss, totaled approximately $41,400 and the transfer of certain intangibles to assets held for sale, approximately $10,300, combined to reduce U.S. based intangibles by approximately $37,900. The increase in total current assets is largely a function of a higher cash and cash equivalents position this year compared to last, partially offset by a slightly better accounts receivable and other asset positions comparatively. The decline in accounts receivable reflects lower receivables in our U.S. northeast segment, due in part to the strategy we executed this year, coupled with lower fourth quarter landfill volumes and the classification of receivables attributable to our Long Island, New York operations to held for sale. This decline was partially offset by higher receivables in our U.S. south segment, reflecting both organic and acquisition growth.

2013-2012

Total assets declined by approximately $83,000. The decline comprises an approximately $15,800 decrease in total U.S. assets and a decrease of approximately $67,200 in total Canadian assets.

The decline in total U.S. assets was attributable to a decrease of approximately $42,200 in intangible assets, partially offset by an increase in capital and landfill assets, approximately $13,600 and $15,800, respectively. The decline in intangible assets was the result of amortization outpacing additions. Intangible assets recognized on acquisition totaled approximately $900, compared to the approximately $43,100 of recorded amortization. The increase in capital assets year-over-year was due to 2013 additions and acquired capital exceeding amortization. 2013 additions totaled approximately $103,800, while capital assets acquired in 2013 weren’t significant at approximately $1,200. Capital asset amortization, at approximately $93,600, partially offset the combination of purchased and acquired capital assets in 2013. Landfill assets were also higher year-over-year. Landfill asset additions, excluding capitalized asset retirement obligations, totaled approximately $52,500 in 2013. Investments made at our Seneca Meadows landfill in our U.S. northeast segment accounted for better than 44% of the total 2013 spend at approximately $23,200. Cell construction at several landfills in 2013, including JED, Champ and our Jefferson Parish landfill, also contributed to the $52,500 of 2013 spending. Landfill asset amortization, excluding the amortization of capitalized asset retirement obligations, amounted to approximately $42,600 in 2013 and reflects normal course amortization of construction and permit related investments.

Total Canadian segment assets declined year-to-year and the change in FX represented approximately $84,500 of the decrease. Excluding the impact of FX, total Canadian segment assets increased by approximately $17,300 year-over-year and was partly attributable to an increase in capital and other assets, approximately $22,300 and $20,500, respectively, partially offset by a decline in intangible and landfill assets, approximately $20,400 and $14,300, respectively. The balance of the increase was due to higher funded landfill post closure costs, higher investments, higher landfill development assets and higher deferred financing costs. The increase in Canadian segment capital assets was due to additions outpacing amortization. Total 2013 additions, approximately $104,400, exceeded 2013 amortization which totaled approximately $59,100. Asset disposals in 2013 amounted to approximately $11,000 and similar to amortization was a partial offset to 2013 additions. Disposals of properties as a result of organic growth and contract wins or due to contract losses was the primary reason for our 2013 disposal of properties in both central and western Canada. In 2013, we also recognized a significant change to working capital related to the timing of purchases relative to spend which totaled approximately $15,800 and partially offset the increase to capital assets in Canada from 2013 additions. The increase in other assets was almost entirely attributable to interest rate swaps we entered into in 2013. The increase in funded landfill post-closure costs reflects our continued funding of our post-closure care obligation in respect of our Lachenaie landfill to a social utility trust. The increase in our investments is principally attributable to our 2013 19.9% stake in TerraCycle Canada ULC (“TerraCycle”), approximately $1,000 and the receipt of a C$750 promissory note from our equity accounted investee. Landfill development assets continued their rise year-over-year and reflected our continued effort to develop a replacement landfill for our recently closed Calgary landfill. Finally, deferred financing costs increased year-over-year due to the amending agreement we entered into the final quarter of 2013 which outpaced amortization of this asset. The aforementioned increases to total Canadian segment assets were partially offset by declines in intangible and landfill asset balances. With no meaningful acquisitions completed in 2013, intangible asset additions were less than approximately $100, while amortization in 2013 totaled approximately $19,800. The decline in landfill assets year-to-year is due to amortization, excluding the amortization of capitalized asset retirement obligations, approximately $27,000, outpacing additions, approximately $13,200, which also excludes capitalized asset retirement obligations. Landfill asset additions represented cell development in 2013 which were most pronounced at our Coronation, Winnipeg, Lachenaie and Ridge landfills.

Total long-term liabilities

2014-2013

Total long-term liabilities increased approximately $16,100, comprised of an approximately $13,400 increase in the U.S. and an increase of about $2,700 in Canada.

The increase in our U.S. segment’s long-term liabilities is largely attributable an approximately $8,500 increase in deferred income tax liabilities. In 2014, our U.S. segment utilized losses available to shelter income otherwise subject to tax, thereby eroding a deferred tax asset and increasing deferred tax liabilities recorded on our balance sheet. Landfill closure and post-closure costs also increased year-to-year by approximately $4,100. This increase reflects higher current year provisions relative to current year spending and this is typical when landfills are in active operation. The balance of the increase is due to an increase in other liabilities, partially offset by lower long-term debt amounts.

Similar to total assets in Canada, FX had a significant influence on the change in long-term liabilities year-to-year. The change in FX, approximately $141,300, partially offset the net increase in long-term liabilities totaling approximately $144,000. Net of FX, the most significant increase is attributable to the increase in long-term debt year-over-year. The increase in long-term debt of approximately $145,300 is due in large part to current year acquisitions and share repurchases. Landfill closure and post-closure costs also increased year-to-year by approximately $5,500 which reflects higher current year provisions relative to this year’s spending requirements. Deferred income tax liabilities declined approximately $9,200 net of FX. The purchase of the remaining fifty percent interest in our equity accounted investee contributed approximately $900 to this increase. Deferred tax assets recognized as a result of accounting provisions not currently deductible for tax, including landfill closure and post-closure obligations, accruals in respect of LTIP obligations and interest rate swaps, account for about $5,200 of decline in deferred tax liabilities year-to-year. In addition, a decline of approximately $5,100 in deferred tax liabilities attributable to differences between the tax and carrying values for capital, landfill and intangible assets also contributed to the comparative decline. The balance of the change is due to other liabilities, which net of FX increased approximately $2,400. This increase largely reflects the change in the estimated fair value of interest rate swaps.

2013-2012

Total long-term liabilities decreased approximately $94,600, comprised of $86,100 in Canada and $8,500 in the U.S.

The decline in our U.S. segments total liability balance was due to the $45,000 repayment of the Seneca IRB. The IRB was repaid from drawings under the consolidated credit facility which is characterized as debt of our Canadian segment. Partially offsetting the reduction resulting from this repayment was an increase in deferred income tax liabilities of approximately $27,700. In 2013, our U.S. segment utilized losses available to shelter income otherwise subject to tax thereby eroding its deferred tax asset, which is recorded against deferred tax liabilities on our balance sheet. Landfill closure and post-closure costs also increased year-to-year, approximately $8,800, reflecting higher 2013 provisions relative to spending requirements.

Similar to the decline in total Canadian segment assets, the change in FX was the primary reason for the drop in total Canadian segment liabilities. When the change in FX is excluded, total liabilities in Canada rose year-to-year. Other liabilities represent the largest single increase at approximately $11,300, which was almost entirely attributable to the interest rate swaps we entered into in the last half of 2013. Long-term debt balances were also up in Canada year-over-year, which as noted in the U.S. segment discussion is largely a function of the IRB repayment made from drawings on the consolidated facility. Long-term debt repayments made in 2013 from excess cash generated in the business partially offset the rise in long-term debt stemming from the IRB repayment. Finally, landfill closure and post-closure costs also increased year-to-year, approximately $3,300, reflecting higher 2013 provisions relative to spending requirements.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2014	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$186,867	$199,128	$192,444	$167,361	$745,800
U.S. south	231,247	231,817	229,254	221,854	914,172
U.S. northeast	86,455	90,212	91,803	80,555	349,025
Total revenues	$504,569	$521,157	$513,501	$469,770	$2,008,997
Net income	$18,931	$40,814	$40,852	$25,919	$126,516
Net income per weighted average share, basic	$0.17	$0.36	$0.36	$0.23	$1.10
Net income per weighted average share, diluted	$0.17	$0.36	$0.36	$0.23	$1.10
Adjusted net income(A)	$39,857	$41,230	$47,237	$24,752	$153,076
Adjusted net income(A) per weighted average share, basic	$0.35	$0.36	$0.41	$0.21	$1.33
Adjusted net income(A) per weighted average share, diluted	$0.35	$0.36	$0.41	$0.21	$1.33

2013	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$192,075	$199,053	$198,855	$179,094	$769,077
U.S. south	220,896	223,437	220,988	211,567	876,888
U.S. northeast	89,036	98,175	96,964	95,899	380,074
Total revenues	$502,007	$520,665	$516,807	$486,560	$2,026,039
Net income	$36,242	$20,094	$32,293	$29,341	$117,970
Net income per weighted average share, basic	$0.31	$0.17	$0.28	$0.25	$1.02
Net income per weighted average share, diluted	$0.31	$0.17	$0.28	$0.25	$1.02
Adjusted net income(A)	$33,417	$31,348	$35,290	$27,097	$127,152
Adjusted net income(A) per weighted average share, basic	$0.29	$0.27	$0.31	$0.24	$1.10
Adjusted net income(A) per weighted average share, diluted	$0.29	$0.27	$0.31	$0.24	$1.10

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,950	339,596
Total revenues	$495,822	$487,209	$475,435	$438,275	$1,896,741
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Total
2014	$212,212	$217,004	$210,027	$184,678	$823,921
2013	$201,651	$206,561	$203,353	$180,689	$792,254
2012	$197,336	$204,767	$200,087	$174,130	$776,320

2014 less 2013 revenues	$10,561	$10,443	$6,674	$3,989	$31,667
2013 less 2012 revenues	$4,315	$1,794	$3,266	$6,559	$15,934

2014-2013

Excluding the impact of FX, first quarter revenues in Canada grew period-over-period. Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth. Volumes in our Canadian segment were higher in our collection operations, but lower in our landfill and disposal operations. The Calgary closure contributed to lower landfill revenues period-over-period, however, the volume of waste materials once directly destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013. Our Lachenaie landfill was hit hardest by weather in the current period and its volumes were down comparatively as a result. Replacing volumes lost at our Lachenaie landfill due to the prior year acquisition of one of its largest customers by a competitor in the waste management industry, has also impacted revenues attributable to changes in volumes. Acquisition contributions weren’t significant between periods and the change in fuel surcharges was basically flat compared to the year ago period.

In the second quarter, revenues in Canada grew, net of FX, period-over-period. Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth. Volumes in our Canadian segment were flat in total. The Calgary closure contributed to lower landfill revenues period-over-period. However, the volume of waste materials once destined to our Calgary landfill were largely received at the transfer station facility we opened in mid-2013, and these volumes were a large contributor to the increase in transfer station revenues period-to-period. Commercial and industrial volumes were both positive in the quarter, but were offset by a decline in residential collection volumes. Two small lost contracts in eastern Canada is the reason for this decline. Acquisition contributions, although not significant, did contribute to the advancement of revenues and fuel surcharges were slightly behind the mark set in the year ago period.

Third quarter revenues in Canada grew period-over-period, net of FX. Higher pricing across all service lines contributed to revenue growth period-to-period. Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in western Canada. Volumes in our Canadian segment were also strong this quarter. Our Lachenaie landfill had a strong volume quarter, with higher MSW and soil volumes received at the site. This improvement is partly due to lower third quarter volumes received last year which were caused by the redirection of certain volumes once destined for Lacheanie to another site due a significant regional competitors’ acquisition by the largest waste service provider in North America. Transfer station volumes in western Canada were at full stride this quarter compared to the same period last year, partly because the transfer station had just opened late in the second quarter of 2013 and partly due to the Alberta flood which permitted our Calgary landfill to remain open to the receipt of flood debris during the third quarter last year. Offsetting the strength of post-collection volume improvements was lower residential volumes in both central and eastern Canada, partially offset by a new contract win in western Canada. Canada also saw its industrial volumes rise comparatively, and the increase was realized across all areas in this segment. Revenues from commodity pricing dropped between periods, while contributions from an acquisition completed earlier this year more than offset the slight decline in fuel surcharges resulting from lower comparative fuel prices.

In the fourth quarter, revenues in Canada increased, net of FX. Higher pricing across all service lines contributed to the increase with stronger commercial and industrial pricing accounting for most of the price improvement. Stronger landfill pricing at one of our landfills in western Canada also contributed to higher revenues from price. Canadian revenues also improved on stronger volumes. Natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill and higher transfer station volumes were the primary contributors to this improvement. Revenues from landfill volumes were lower than prior period levels due in large part to lower soil volumes received at our Lachenaie site. Acquisitions contributed to the revenue improvement in Canada, reflecting the purchase of the remaining fifty percent interest in our equity accounted investee in the first quarter of 2014. Fuel surcharges were relatively flat period-over-period and lower commodity pricing was a negative to revenues.

2013-2012

Revenues in Canada grew in the first quarter of 2013 compared to the first quarter of 2012. Acquisitions and higher pricing across all service lines were the primary contributors to revenue growth. As expected, volumes declined as a result of lost municipal commercial and residential contracts in both western and central Canada in 2012. Residential contract wins, which commenced in 2013, did not offset the loss of volumes on a comparative basis. From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill. Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada. Fuel surcharges were up marginally in Canada, while commodity pricing lagged the 2012 mark.

In the second quarter of 2013, revenues in Canada increased period-over-period. Acquisitions and higher pricing across almost every service line were the primary contributors to revenue growth on a comparative basis. As noted, we lost certain contracts in the latter half of 2012 and these contract losses were only partially offset by municipal contract wins. As a result, volumes declined on account of net contract losses resulting in lower comparative revenues. Excluding the impact of these net contract losses, Canadian revenues would have increased versus the same quarter in 2012. On a comparative basis, higher industrial collection volume in Canada was a bright spot of improvement in the period. Volume improvements in our industrial service line were most pronounced in central Canada as volumes were ramped up in anticipation of opening our new C&D waste reduction facility. Special waste and soil volumes were stronger than the comparative period in western Canada and would have been even stronger had the weather been less inclement in June. However, volumes were noticeably weaker at our central Canadian sites. Our Ridge and Ottawa landfill volumes were impacted by a combination of weather, the sluggish economy and competing demand for volumes. In the first quarter we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines, and the second quarter was no different with competitive and pricing pressures continuing to hold back revenue growth. Fuel surcharges were marginally ahead of the 2012 mark and lower commodity pricing resulted in lower period-over-period revenues.

Third quarter revenues in Canada grew period-over-period. Acquisitions and higher pricing across all service lines were the primary contributors to revenue growth on a comparative basis. The loss of certain contracts in the latter half of 2012 was only partially offset by municipal contract wins in 2013. As a result, volumes declined on account of net contract losses which led to lower period-to-period revenues. In addition, the Calgary closure contributed to the decline in revenues from landfill volumes. Excluding the impact on revenues of the net contract losses and the Calgary closure, Canadian revenues would have increased further over the same period a year ago. On a comparative basis, industrial and commercial volumes improved period-to-period. Volume improvements in our industrial service line were strongest in western Canada which was a reflection of the economic strength in this area of Canada. At our landfills, special waste and soil volumes were stronger than the comparative period in western Canada, excluding Calgary, and were mixed in central Canada. Lower landfill volumes in eastern Canada were the result of a significant third party waste provider redirecting their waste volumes to another landfill in the region since being acquired, coupled with elevated competition for waste volumes in other markets. In the first and second quarters we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines and the third quarter trend was largely unchanged. Fuel surcharges were slightly off the 2012 mark, due to marginally lower diesel fuel costs. Higher commodity pricing gave us a slight lift to revenue performance period-over-period.

In the fourth quarter of 2013, Canadian revenues grew over the same comparative period. However, when Canadian segment revenues are expressed in U.S. dollars, Canadian segment revenues declined period-to-period on account of the FX impact. Excluding FX, the primary contributor to stronger revenue performance came from pricing and to a lesser extent acquisitions. Pricing in our collection lines increased comparatively and landfill pricing was also up period-to-period. Volumes on the other hand were down, due to lost contracts and the Calgary closure. Commodity pricing impacted 2013 revenues favourably while fuel surcharges were down slightly on the quarter.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them. Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2014	$231,247	$231,817	$229,254	$221,854	$914,172
2013	$220,896	$223,437	$220,988	$211,567	$876,888
2012	$201,725	$195,678	$195,521	$187,407	$780,331

2014 less 2013 revenues	$10,351	$8,380	$8,266	$10,287	$37,284
2013 less 2012 revenues	$19,171	$27,759	$25,467	$24,160	$96,557

2014-2013

The performance of our U.S. south segment was solid in the first quarter of the 2014. Volume improvements were the primary contributor to this segment’s revenue growth comparatively. While collection volumes were up, higher landfill and transfer station volumes were the most significant contributors to revenue growth over the same period last year. In our Florida operations, construction and demolition volumes gained momentum in the quarter resulting in higher comparative landfill revenues. We also recognized higher gas revenues from our JED landfill over the same period last year due to higher pricing for gas. Strong volume improvements at our MRFs and transfer stations in our Florida operations were due to contract wins we secured in 2013. The opening of the Jefferson Parish landfill last year contributed to higher landfill revenues on a comparative basis and landfills in our Texas operations received higher construction and demolition volumes as well. On the pricing front, all services lines, with the exception of our residential and transfer, improved price. Both our residential and transfer service lines were only slightly behind the prior year pricing mark established last year. Commodity pricing was also higher period-over-period, but this improvement was fully offset by lower fuel surcharges.

In the second quarter of the year, our U.S. south segment turned in another solid revenue performance period-over-period. Volume improvements were the primary contributor to this segment’s total revenue growth. Revenues from collection volumes were up slightly, but our landfill, MRF and transfer station volumes combined, were the primary revenue growth areas compared to the same period last year. Higher volumes received by three of our U.S. south segment landfills were the root source of revenue improvement from higher landfill volumes. In Florida, contract wins delivered most of the growth in our transfer station operations and the installation of a single stream MRF was also a contributor to the improvement in revenues period-over-period. Transfer station volume improvements were largely the result of new contracts that we entered into in the third quarter of the prior year in Florida. Price, while not as strong as volume growth for this segment, was up over the same period last year. Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining lines of service. Commodity pricing was also higher on a comparative basis and improvements to revenues from fuel surcharges and acquisitions were little changed from the year ago period.

Our U.S. south segment delivered another solid period-over-period performance in the third quarter. Volume improvements contributed to this segment’s total revenue growth and revenues from collection volumes were up, as were volumes received at our landfills, MRFs and transfer stations over the same period last year. Taking a closer look at our MRF and transfer station performance, our operations in Florida delivered the most significant improvement on the back of contract wins and strategic operational improvements which allowed for organic growth in this area. Landfill volumes, while up, reflect lower volumes into our JED landfill in Florida, due to competitive market conditions, offset by higher volumes in many of our Texas based landfills. This segment’s collection volume improvement is largely attributable to net residential contract wins. Price improvements, while not as strong as volume growth, were improved over the same period last year. Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining service offerings. Commodity pricing was also higher on a comparative basis, while contributions to revenues from fuel surcharges and acquisitions were little changed from the year ago period.

Our U.S. south segment delivered strong revenue growth in the fourth quarter. Stronger volumes in this segment contributed to the overall improvement, most of which was attributable to our collection service lines. Residential contract wins in Texas and Louisiana outpaced residential contract losses in our Florida operations, and in total contributed to a net increase in revenues. Industrial volumes were also robust quarter-over-quarter. Stronger economic conditions in our Texas operations are the primary reason for the industrial volume improvement and higher volumes in our commercial collection service line contributed to the revenue improvement as well. Volume improvements in our disposal service lines combined to improve revenues as well. Similar to the third quarter this year, MRF and transfer station volumes in our Florida operations delivered the most significant improvement on the back of contract wins and strategic operational improvements. Landfill volumes were also improved and reflect higher volumes in many of our Texas based landfills. Lower volumes into our JED landfill in Florida due to heightened competitive market conditions in this area partially offset this increase. Price improvements grew revenues over the same period last year. Pricing was strongest in our commercial service line and was either up or flat across the remainder of our service offerings. We acquired a collection operation late in the fourth quarter this year, and this acquisition also contributed to the improvement in revenues between periods. Commodity pricing and fuel surcharges were lower than the prior year period, reflecting the lower cost of fuel and changes in supply/demand conditions for commodities.

2013-2012

Our U.S. south segment performed well in the first quarter of 2013 delivering revenue growth from acquisitions, price, volume improvements and higher fuel surcharges compared to the first quarter of 2012. While the most significant contribution to this segment’s revenue growth was acquisitions, price improvements in all service lines delivered higher revenues as well. Volumes also contributed to total revenue growth, albeit not across all service lines. Industrial volumes were a significant component of this segment’s growth in revenues, derived most notably from our operations in Texas. Lower commercial volumes in our Florida operations and lighter overall volumes across all landfills in this segment partially offset the volume gains from our industrial service line. We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

In the second quarter of 2013, our U.S. south segment delivered revenue growth from acquisitions, price and volume improvements in almost every business line compared to the same period in 2012. The most significant contribution to this segment’s revenue growth was acquisitions. However volume growth was also significant contributor as well. Higher industrial volumes realized in our Texas operations were a significant component of this segment’s growth in revenues attributable to volume. Revenues were also higher on account of stronger landfill volumes, which were due in large part to second quarter contributions from the Jefferson Parish landfill which commenced operations in 2013. The combination of lower fuel surcharges and comparative commodity pricing resulted in lower comparative revenues period-over-period.

In the third quarter of 2013, our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, price and volume improvements in almost every line of business. The most significant contribution to this segment’s revenue growth was acquisitions. Notwithstanding, volume improvements were also significant contributor to revenue growth period-to-period. Industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volume reflecting the nature of the economic environment in this region. Revenues improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. The combination of higher fuel surcharges and higher commodity pricing led to improved revenues as well.

The performance of our U.S. south segment was once again strong in the fourth quarter of 2013. Revenues grew quarter-to-quarter from acquisition, price and volume improvements in every service line. Acquisitions continued to drive comparative revenue growth and volumes were also strong in the quarter. Stronger landfill volumes was the primary contributor to the revenue improvement from volumes, which was due in part to the opening of the Jefferson Parish landfill in 2013 and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. Commodity pricing was also favourable on a comparative basis, while fuel surcharges were down comparatively, on lower diesel fuel costs.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2014	$86,455	$90,212	$91,803	$80,555	$349,025
2013	$89,036	$98,175	$96,964	$95,899	$380,074
2012	$95,076	$85,835	$81,735	$76,950	$339,596

2014 less 2013 revenues	$(2,581)	$(7,963)	$(5,161)	$(15,344)	$(31,049)
2013 less 2012 revenues	$(6,040)	$12,340	$15,229	$18,949	$40,478

2014-2013

Revenue performance in our U.S. northeast region was down in the first quarter this year. This segment’s comparative revenue performance was largely influenced by Sandy, but was also hampered by harsh weather in the current year period. Landfill and transfer station revenues were hardest hit by weather. Partially offsetting the impact of weather were higher gas revenues from higher comparative gas pricing. The sale of certain assets in Long Island, New York last year was also a contributing factor to the decline in revenues period-over-period as was our strategic elimination of less profitable business. However, absent these headwinds, the U.S. northeast did achieve higher price across all service lines period-over-period. Unlike the higher pricing our Canadian and U.S. south segments enjoyed on the sale of commodities compared to the same period last year, this segment recognized a drop in revenues from lower commodity pricing. Fuel surcharges were largely unchanged period-to-period.

Revenues in our U.S. northeast region were down in the second quarter of the year. This segment’s comparative revenue performance was influenced by lower transportation revenues resulting from lower volumes received at our Seneca Meadows landfill. Lower commercial and industrial volumes also contributed to the decline in revenues period-over-period and these volume declines are the result of a measured and strategic effort to eliminate less profitable business. Finally, the sale of certain assets in Long Island, New York last year was also a contributing factor to the decline in revenues period-over-period. On a positive note, every service line in this region grew revenues from price which was most pronounced in our commercial line of business. Fuel surcharges were flat while commodity pricing fell in this region comparatively.

Revenue performance in our U.S. northeast region was down in the third quarter. This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business. The sale of certain assets in Long Island, New York last year was a contributing factor to the decline in revenues period-over-period and the sale of a transfer station in the second quarter of this year also contributed to the revenue decline. These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital. Landfill volumes into our Seneca Meadows landfill were also lower period-over-period. Competitors in this segment have been aggressive on price which has led to a drop in volumes entering Seneca. We remain firm on pricing at our Seneca Meadows landfill at the expense of volume, which is in support of our long-term strategy to maximize returns on invested capital. Pricing was once again strong in our U.S. northeast segment which increased over the prior period mark. Stronger commercial pricing was the primary contributor to the price improvement period-to-period. Fuel surcharges were flat while commodity pricing fell in this region on a comparative basis.

Fourth quarter revenues in our U.S. northeast segment were down period-to-period. Lower commercial and industrial volumes, due to a measured and strategic effort to eliminate less profitable business, accounted for most of the decline between periods. The sale of a transfer station in the second quarter this year also contributed to the decline in revenues. The sale of this asset is consistent with our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital. Pricing was once again strong in our U.S. northeast segment and increased over the prior period mark. Stronger commercial pricing increased comparative revenues and was the primary contributor to the price improvement period-to-period. Fuel surcharges were flat while commodity pricing fell in this region comparatively.

2013-2012

Revenues in our U.S. northeast region increased between the first quarter of 2013 and the first quarter of 2012. Acquisitions delivered the most significant contribution to revenue growth, but volume improvements weren’t far behind. Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter. We also realized pricing improvements or achieved stable pricing across all service offerings, and these improvements were most notable in our collection and transfer station disposal lines. Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues between quarters.

In the second quarter of 2013, revenues in our U.S. northeast segment increased over the same period in 2012. Acquisitions delivered the most significant contribution to revenue growth followed closely by volume improvements from our transfer station service line. Higher transfer station volumes more than offset the lower volume performance from our MRF and landfill service lines comparatively. The decline in MRF volumes was largely attributable to the closure of a facility in the fourth quarter of 2012, while lower landfill volumes reflected delayed special waste projects in the region, coupled with inclement weather. In the second quarter of 2013, we sold select assets in Long Island, New York which also impacted volumes comparatively. Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in an improvement to revenues from pricing improvements across all service lines. Fuel surcharges, while up marginally, were not a significant contributor to revenue growth period-over-period and weaker commodity pricing was a drag on comparative revenue performance between quarters.

Our U.S. northeast segment’s third quarter revenue growth was primarily from acquisitions. Looking beyond acquisitions, volume improvements were most significant in this segment’s transfer station line of business, which once again more than offset lower comparative MRF volumes. The decline in MRF volumes related to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable. In the third quarter of 2013, landfill volumes recovered from the second quarter delay of special waste projects, but our second quarter 2013 sale of select assets in Long Island, New York negatively affected comparable volume improvements in the third quarter of 2013. Revenues from volumes were also lower than 2012 due to our termination of less profitable business, which was more than offset by our implementation of effective pricing strategies quarter-over-quarter. Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in improved revenues period-to-period across all service lines. Fuel surcharges, while up marginally, did not contribute significantly to revenue growth period-over-period and slightly higher commodity pricing was also a contributor to the improvement in revenues quarter-to-quarter.

Revenues in our U.S. northeast segment declined comparatively in the fourth quarter of 2013. The impact of Sandy was a significant contributor to the comparative decline in revenues. Excluding Sandy, acquisitions contributed to 2013 fourth quarter revenue improvement and pricing was up across almost every service line. The mix of materials received at our landfills and competitive pressures in this segment for landfill volumes, coupled with competitive pricing for these volumes, led to a very slight decline in comparative landfill pricing. Price improvements were most prevalent in our commercial collection service line, which represented the bulk of the improvement to revenues from price growth. Looking beyond the impact on volumes from Sandy, volumes were also down quarter-over-quarter due to the closure of a recycling facility late in the fourth quarter of 2012. Volumes were also down from 2012 levels due to our termination of less profitable business in the quarter. However, our execution of effective pricing strategies more than offset the impact to revenues from reduced volumes in the period. The net impact of fuel surcharges and commodity prices was insignificant, but down marginally period-to-period.

Net income

	Q4	Q3	Q2	Q1	Total
2014	$18,931	$40,814	$40,852	$25,919	$126,516
2013	$36,242	$20,094	$32,293	$29,341	$117,970
2012	$11,753	$32,158	$28,377	$22,069	$94,357

2014 less 2013 net income	$(17,311)	$20,720	$8,559	$(3,422)	$8,546
2013 less 2012 net income	$24,489	$(12,064)	$3,916	$7,272	$23,613

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business. Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables. Net income is also impacted by net income tax expense or recovery and net income or loss from our equity accounted investee.

2014-2013

Net income in the first quarter of 2014 was lower than the mark we achieved in the first quarter of 2013. A weaker operating performance is the primary reason for the decline, due in large part to net income contributions in the prior year quarter from Sandy, our Calgary landfill and select assets that were sold in the second quarter of last year. Current quarter net income was also lower on account of harsh weather we experienced in the first quarter this year. Losses on financial instruments were also higher this quarter compared to last, due to fair value movements in our hedges for diesel fuel, interest rates and foreign currency exchange exposures. Partially offsetting the weaker operating performance and higher losses from financial instruments, is the current quarter recognition of a re-measurement gain on our previously held equity investment. Finally, lower net income tax expense in the first quarter of this year compared to last was also a partial offset.

Net income in the second quarter of 2014 was higher than the prior year amount posted in the same quarter last year. As noted in the first quarter discussion, a weaker comparative operating performance persisted into the second quarter, due in large part to the Calgary closure and the sale of select assets in the prior year. We also operated a transfer station at a loss in the current year period, until the asset was finally sold late in the second quarter this year. Looking beyond our operating performance, we recorded gains on the sale of capital and landfill assets which were significant in the current year quarter. These gains are the result of selling a transfer station in our U.S. northeast segment and selling buffer lands adjacent to our Calgary landfill site. There were two other significant impacts to net income between periods. First, we recorded significantly higher losses on financial instruments, which is largely attributable to fair value movements in interest rate swaps we entered into between August 2013 and March 2014. In addition, foreign exchange gains were lower in the current year quarter compared to last. Gains on foreign exchange transactions in the second quarter last year were the result of an FX agreement we entered into to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. Additional details for each of these changes can be found in the Review of Operations section of this MD&A.

Net income in the third quarter of 2014 was higher than the prior year amount posted in the same quarter last year. Lower SG&A expense attributable to lower stock option expense and the reversal of certain compensation award accruals in the current year helped improve net income in the current year period. Lower amortization expense also translated to improved net income period-over-period. Lower amortization expense was recorded as a result of certain asset sales completed in our U.S. northeast segment both this year and last, coupled with no amortization being recorded for certain Long Island, New York assets that are held for sale in the current year period. Amortization expense was also lower in the third quarter this year due to the revocation of a redundant operating permit in the prior year period that exceeded the impairment charge recorded in the current year quarter for an impaired operating permit connected to surplus land. We also recorded lower comparative foreign exchange losses. In the comparative quarter, we cash settled all intercompany balances existing between the U.S. and Canada which resulted in us recognizing a FX loss. These amounts were settled to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada. Net income was also improved due to lower losses/higher gains recognized on certain financial instruments. The favourable impact of fair value changes in interest rate swaps was partially offset by the unfavourable change in the fair value of fuel swaps. The change in interest rates and fuel prices, together with the change in the number and duration of financial instruments we have outstanding is the root cause of the between period change and resulting improvement to net income. Finally, all of these improvements were partially offset by higher interest expense. Higher interest expense is the result of entering into fixed rate interest rate swaps, partially offset by lower borrowing levels and lower interest rates.

Net income in the fourth quarter this year was lower than last year. Amortization expense increased in this quarter compared to last. On an FX adjusted basis, both intangible and capital asset amortization contributed to the increase and these increases were largely the result of impairment charges recorded in the fourth quarter this year. Landfill amortization was lower between periods, due in large part to the between period revision to estimated cash flows attributable to our landfill closure and post-closure obligations. On a reported basis, there was no change to interest on long-term debt between periods since the period-over-period increase was fully offset by FX. Net gains of sales of capital and landfill assets, were inconsequential, and reflected normal course sales of fully utilized assets. The change in net gains and losses on financial instrument had a significant impact on net income period-to-period. Higher current period losses were due in large part to fair value changes for interest rate swaps and fuel hedges. Changes in interest rates and the notional amount of debt we have hedged are the primary reasons for the comparative increase. The recent decline in WTI crude pricing and diesel fuel index has resulted in our fuel hedges being more expensive than the price we would incur to hedge fuel today. In the current year quarter, net income only benefited slightly from lower foreign exchange losses and lower losses on debt extinguishment. Lower losses on debt extinguishment reflect the prior period write-off of deferred financing costs on the repayment of the Seneca IRB. Net income tax expense was lower period-over-period and was a positive to net income. Lower income tax expense reflects lower income subject to tax, partially offset by higher cash taxes. The increase in cash taxes represents withholding taxes on dividends received from our U.S. operating subsidiary that were used to repurchase shares.

2013-2012

Net income in the first quarter of 2013 was higher than the mark posted in the first quarter of 2012. The primary reason for the increase reflected a stronger operating performance, largely due to acquisitions, Sandy clean-up volumes and net organic growth. Unlike the 2012 quarters where commodity price declines were a significant headwind on our operating results and, by extension, net income, commodity pricing, while down from the first quarter in 2012, did not have a significant impact on first quarter net income on a comparative basis. Interest on long-term debt was higher, due largely to acquisitions and share repurchase activity in 2012. Interest rates, on balance, were also up, mostly on account of interest borne on the term B tranche of our consolidated facility. Gains on financial instruments were also up comparatively, due to our hedges for diesel fuel, foreign currency exchange agreements and interest rate swaps. Income tax expense was also higher in the first quarter of 2013 compared to the same period in 2012, largely on account of acquisitions and our stronger operating performance.

Net income in the second quarter of 2013 was higher than net income in the second quarter of 2012. From an operating perspective, operating income was slightly lower in the second quarter of 2013 compared to the same period in 2012. Improvements to EBITDA(A) from acquisition and net organic growth, were partially offset by higher stock option expense. The comparative increase in amortization expense was due in large part to acquisitions, but this increase was entirely offset by gains posted on the sale of redundant operating facilities in western and central Canada and select asset sales in Long Island, New York. Interest expense was higher due in large part to higher outstanding borrowings which was the result of 2012 acquisitions and share repurchases. A foreign currency exchange gain recorded in the second quarter of 2013 fully offset the comparative increase in interest expense. This gain was from a foreign currency exchange agreement we entered into in connection with the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. Gains on interest rate swaps, partially offset by higher losses on fuel hedges and foreign currency exchange agreements, sent losses on financial instruments lower in the second quarter of 2013 compared to the second quarter of 2012. Overall, income taxes were lower in the second quarter of 2013 versus the same period in 2012. The single largest contributor to the decline was the recognition of a current income tax recovery as a result of the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013. This bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business when we operated as an income trust.

Third quarter net income was lower than the amount posted in the third quarter of 2012. Revenue improvements were strong on a comparative basis, but higher operating expenses, partly attributable to higher insurance and claims costs, higher labour and repairs and maintenance expenditures, acquisitions and overall mix of revenue growth softened the benefit of revenue improvements we realized. We also closed our Calgary landfill at the end of the second quarter, which also had a negative impact on both revenues and operating costs. SG&A expenses were also higher due to higher stock option expense, the reversal of incentive compensation costs in 2012, lease exit costs incurred in 2013 and higher than expected compensation tied to the Company’s share price. Amortization expense was also higher on a comparative basis, and included a third quarter charge for the revocation of a redundant transfer station operating permit that we acquired in 2010. Amortization expense was also higher due to acquisitions completed in 2012 and to a lesser extent 2013. The sum of these period-to-period changes resulted in lower operating income in the third quarter of 2013 compared to the same period in 2012. Interest expense was largely unchanged period-to-period, but we recorded higher foreign exchange losses in 2013 due to the cash settlement of all intercompany balances existing between our U.S. and Canadian operations. We also recognized higher losses on financial instruments which were primarily attributable to the interest rate swaps we entered into in the third quarter of 2013. Finally we recorded lower income tax expense as a result of generating lower income before tax for the reasons outlined above. We did benefit however, from a lower overall tax rate as a result of implementing our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Net income in the fourth quarter of 2013 was higher than net income for the same period in 2012. The largest single reason for the increase was due to the loss we recorded in the fourth quarter of 2012 on the extinguishment of debt. In the fourth quarter of 2012, we entered into a consolidated credit facility agreement and concluded that the modification of previously existing debt facilities constituted an extinguishment. Accordingly, we recorded a charge of approximately $16,900 in the fourth quarter of 2012 on the extinguishment. We also recorded a debt extinguishment charge in the fourth quarter of 2013 as a result of repaying a previously issued IRB, but the 2013 charge was much lower. Net income in the fourth quarter of 2013 also benefited from gains recognized on financial instruments compared to the same quarter in 2012. The primary reason for the 2013 gain was due to interest rate swaps we entered into in 2013 on notional borrowings of approximately $535,000. Net income in the fourth quarter of 2013 also benefited from the third quarter implementation of our long-term financing structure. The implementation of this structure was the primary reason for the decline in net income tax expense quarter-to-quarter. Net income was also impacted by higher interest expense. Higher interest expense was, in part, the result of interest rate swaps entered into the last half of 2013, which gave rise to an approximately $1,700 increase in comparative interest charges. In addition, we entered into an amending agreement in respect of our consolidated facility and incurred additional fees in respect of the amendment. Higher deferred financing cost amortization charged to interest expense, in the fourth quarter of 2013 compared to the same period last year, represents an approximately $300 increase in interest expense comparatively. Partially offsetting the increases to interest expense were lower overall borrowings, better borrowing spreads on amounts borrowed and lower borrowing costs incurred due to the repayment of our Seneca IRB. Operating income was lower quarter-over-quarter on higher revenues. The primary reason for this result was the Calgary closure. We also incurred higher bad debt expense in 2013 and did not recognize the same benefit recorded in 2012 from a reduction to bonus and LTIP plan compensation expense.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take. Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2014-2013

Net income per weighted average share was lower in the first quarter and fourth quarters of 2014 versus the same periods last year, due principally to a decline in net income, details of which are outlined above. The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Net income per weighted average share was higher in the second and third quarters of 2014 versus the same periods last year on better net income, details of which are outlined above. The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

2013-2012

Net income per weighted average share was higher in the first, second and fourth quarters of 2013 versus the same periods in 2012 and slightly lower in third quarter comparatively. The improvement or decline in net income is outlined above. The comparative decline in weighted average shares outstanding contributed positively to net income per weighted average share in all 2013 quarters and was due to the repurchase of shares in 2012.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014(*)	2014(*)	2014	2013(*)	2013(*)	2013

Accounts receivable	$104,504	$111,697	$216,201	$114,772	$114,776	$229,548
Intangibles	$58,177	$107,752	$165,929	$74,464	$145,614	$220,078
Goodwill	$362,599	$574,695	$937,294	$383,473	$521,874	$905,347
Landfill development assets	$14,463	$—	$14,463	$14,413	$5,834	$20,247
Capital assets	$360,141	$568,409	$928,550	$379,206	$558,046	$937,252
Landfill assets	$156,536	$779,559	$936,095	$180,706	$772,025	$952,731
Working capital (deficit) position - (current assets less current liabilities)	$(1,275)	$(33,519)	$(34,794)	$4,658	$(4,956)	$(298)

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(13,347)
Change - Canada	$(10,268)
Change - U.S.	$(3,079)

The approximately $13,300 decline in consolidated accounts receivable is due in large part to the approximately $10,300 decline in Canadian segment receivables. FX represents approximately $9,500 of the year-over-year change. When FX is excluded, the between period decline is largely a reflection of lower volumes received at our Lachenaie and Ridge landfills. Lower volume received at the Ridge reflects the management of waste volumes to the site’s annual cap restriction. Lost contracts for residential collection in eastern Canada and the timing of payment from a city in western Canada for residential collection services, also contributed to the decline in accounts receivable year-over-year. Volumes at our Ottawa landfill were higher than those received in the final months of the prior year and partially offset the trend to lower receivables. In addition, the operation and delivery of gas from our natural gas plant at our Lachenaie landfill and higher receivables from higher transfer station volumes in western Canada partially offset the declines in receivables noted above.

We classified our Long Island, New York operations as held for sale and transferred approximately $7,300 of accounts receivable balances to held for sale on our balance sheet. The balance of the U.S. change is largely attributable to acquisitions completed late in the fourth quarter this year. These acquisitions contributed approximately $6,500 to the change. In addition, the organic growth realized in our U.S. south segment, was offset by lower receivables in the U.S. northeast. Lower U.S. northeast receivables were largely attributable to the second quarter sale of a transfer station in the current year, coupled with lower comparative receivables at our Seneca Meadows landfill on lower comparative volumes.

Intangibles - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(54,149)
Change - Canada	$(16,287)
Change - U.S.	$(37,862)

The consolidated decline in intangibles is largely attributable to amortization totaling approximately $56,400. Amortization in Canada and the U.S. was approximately $15,000 and $41,400, respectively. In addition, we transferred approximately $10,300 of intangible assets attributable to our Long Island, New York operations to assets held for sale and realized an impairment loss on certain customer lists in our U.S. northeast operations this year. U.S. south segment acquisitions that we completed this year partially offset the impact of amortization, including the impairment loss, and the transfer of certain intangibles to assets held for sale.

In Canada, intangible amortization was partially offset by intangibles recognized on the purchase of the remaining fifty percent interest in our equity accounted investee, approximately $4,400.

Goodwill - December 31, 2014 versus December 31, 2013

Change - Consolidated	$31,947
Change - Canada	$(20,874)
Change - U.S.	$52,821

We recognized goodwill of approximately $11,600 on the acquisition of the remaining fifty percent interest in our equity accounted investee in Canada. This addition to Canadian segment goodwill was fully offset by the approximately $32,500 decline in goodwill attributable to the change in FX. The change in our U.S. segment reflects goodwill from acquisitions completed in the current year, coupled with contingent consideration paid in respect of a landfill acquisition completed in a previous year totaling approximately $68,800 in the aggregate. These additions were partially offset by approximately $15,900 of goodwill classified to held for sale.

Landfill development assets - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(5,784)
Change - Canada	$50
Change - U.S.	$(5,834)

Landfill development assets declined approximately $5,800 year-to-year. In the current year, we secured our Jacksboro landfill permit and reclassified approximately $5,800 of amounts from landfill development assets to landfill assets. We continue to develop a replacement landfill in western Canada, which is the primary reason for the change in our Canadian segment, partially offset by FX.

Capital assets - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(8,702)
Change - Canada	$(19,065)
Change - U.S.	$10,363

Capital assets in our Canadian segment declined between years. Amortization of approximately $60,000, FX of approximately $32,800 and working capital changes of approximately $200, outpaced additions of approximately $75,200, including capitalized interest, and capital additions from acquisition, approximately $5,000. As noted in the Other Performance Measures section of this MD&A, replacement and growth capital spending includes replacement spending for CNG vehicles to service certain residential collection contracts in central and eastern Canada. Current year additions also include investment in our Lachenaie natural gas plant. In the current year, we disposed of select assets which furthered the decline. The most notable disposal was the sale of buffer lands adjacent to our Calgary landfill, coupled with the disposal of properties acquired in connection with the development of a replacement landfill in western Canada. The impairment of a sorting and recycling asset in central Canada also contributed to the decline between years.

The increase in U.S. segment capital assets is due to additions of approximately $107,600 outpacing amortization of approximately $92,900. Acquisitions completed in Texas this year contributed approximately $13,800 to the increase. Working capital and non-cash changes were also higher year-to-year by about $17,100. These increases to capital were partially offset by normal course amortization, amounts transferred to held for sale and net disposals. Current year additions reflect replacement and growth spending on vehicles and equipment, including CNG vehicles and related infrastructure in our U.S. south segment. In addition, the disposal of certain capital assets, including the sale of a transfer station in our U.S. northeast segment and the sale of certain redundant assets, including land in our Florida operations, were the primary reasons for the approximately $7,400 decline in capital assets between years. Finally, we reclassified approximately $33,800 of capital assets attributable to our Long Island, New York operations to assets held for sale.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(16,636)
Change - Canada	$(24,170)
Change - U.S.	$7,534

In total, landfill assets declined year-over-year. Total consolidated additions, approximately $54,600, were outpaced by FX and amortization, approximately $14,600 and $68,000, respectively. Amortization is expressed net of amortization attributable to the capitalization of landfill retirement obligations. The balance of the change is due to the reclassification of amounts from landfill development assets to landfill assets upon successfully permitting our Jacksboro landfill and changes in non-cash working capital, partially offset by the disposal of certain assets on the termination of our operating arrangement for a Louisiana based landfill.

In our Canadian business, amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $29,800, and together with FX more than offset landfill asset additions and capitalized landfill retirement obligations. Landfill additions were approximately $12,800, while capitalized landfill retirement obligations were approximately $4,000. Additions represent cell or site development expenditures incurred principally at our Coronation, Lachenaie, Ridge, Ottawa and Winnipeg landfills. Working capital adjustments increased landfill assets between periods.

In the U.S., additions were principally attributable to cell or site development at our Seneca Meadows and JED landfills and, in total, landfill additions were approximately $41,800. Amortization, net of working capital changes, partially offset landfill asset additions and capitalized landfill retirement obligations. As noted above, we reclassified amounts from landfill development assets to landfill assets upon successfully obtaining a permit for our Jacksboro landfill and we disposed of certain assets on the termination of our operating arrangement for a Louisiana based landfill which had a combined carrying amount of approximately $3,700.

Working capital position - December 31, 2014 versus December 31, 2013

Change - Consolidated	$(34,496)
Change - Canada	$(5,933)
Change - U.S.	$(28,563)

Our working capital position declined in Canada and the U.S.

In Canada, total current assets and liabilities declined approximately $13,900 and $8,000, respectively, including the impact of FX. FX contributed to the decline in total current assets and liabilities by approximately $11,400 and $11,500, respectively. Expressed before the impact of FX, total current assets in Canada declined approximately $2,500 and total current liabilities increased approximately $3,500. The discussion that follows excludes the impact of FX.

Cash and cash equivalents were approximately $2,300 lower between years and accounts receivable declined about $800. The change in cash and cash equivalents is a function of timing. The between period decline in accounts receivable is largely a reflection of lower volumes received at our Lachenaie and Ridge landfills. Lower volume received at the Ridge reflects the management of waste volumes to the site’s annual cap restriction. Lost contracts for residential collection in eastern Canada and the timing of payment from a city in western Canada for residential collection services, also contributed to the decline in accounts receivable year-over-year. Volumes at our Ottawa landfill were higher than those received in the final months of the prior year and partially offset the trend to lower receivables. In addition, the operation and delivery of gas from our natural gas plant at our Lachenaie landfill and higher receivables from higher transfer station volumes in western Canada partially offset the declines in receivables noted above. Prepaid expenses in Canada increased approximately $2,000 due to higher prepaid insurance, vehicle licenses and software licenses. The increase in total current liabilities is due to an approximately $5,000 increase in other current liabilities. Included in other current liabilities are fair value amounts for interest rate swaps and fuel hedges. Changes in interest rates and an increase in the notional amount of debt we have hedged are the primary reasons for this increase. The recent decline in WTI crude pricing and diesel fuel index has resulted in our fuel hedges being more expensive than the price we would incur to hedge fuel today. Other changes in current liabilities include an approximately $2,900 decline in accrued charges, an approximately $1,400 decline in landfill closure and post-closure costs, partially offset by higher deferred revenues, higher dividends payable and higher accounts payable, approximately $1,100,

$700 and $500, respectively. The decline in accrued charges reflects lower accrued payroll amounts due to the timing of payroll payments between years, partially offset by higher accrued interest charges. Lower landfill closure and post-closure costs reflect a variety of changes between years, however the primary change is due to the estimated timing of spend at our Calgary site. At the end of 2013, we expected spending in 2014 of approximately C$1,900, compared to approximately C$100 for the 2015 year. This difference reflects a change in our capping plan for this site. The increase in deferred revenues is due to year-over-year organic growth in our business and certain pricing initiatives implemented in December 2014. The increase in dividends payable is due to an increase in the Company’s annual dividend rate per share, which increased Canadian four cents annually to Canadian sixty-four cents from Canadian sixty cents. The higher dividend rate per share was partially offset by a lower outstanding share count resulting from share repurchases made in 2014. Finally, the increase in accounts payable is not attributable to one significant event or series of events, and generally mirrors the organic growth in our business.

Our U.S. business saw its working capital position decline year-over-year by approximately $28,600. This decline reflects an increase in current liabilities of approximately $36,500, partially offset by a rise in current assets of about $7,900. An approximately $43,600 increase in accrued charges is the primary reason for the increase in current liabilities and reflects amounts owing for an acquisition we closed and obtained control of on December 31, 2014, but didn’t pay for until January 2, 2015. Unlike our Canadian operations, the timing of payroll payments did not result in a decline to accrued charges, rather accrued payroll increased approximately $4,100 between years. Accrued insurance also increased on account of higher premiums and claims costs year-over-year. In addition to the increase in accrued charges, income taxes payable also increased comparatively and this increase is due to withholding taxes payable. These amounts were partially offset by an approximately $10,500 decline in accounts payable. A portion of the decline reflects lower compensation amounts payable, but the change principally reflects timing of payment and amounts classified as held for sale. The increase in total current assets is largely attributable to the approximately $12,500 increase in cash and cash equivalents. The principal reason for the elevated cash position is due to the timing of funding for an acquisition we closed on December 31, 2014, but paid for in January. We classified our Long Island, New York operations as held for sale and transferred approximately $7,300 of accounts receivable balances to held for sale on our balance sheet. The balance of the U.S. change is largely attributable to acquisitions completed late in the fourth quarter this year. These acquisitions contributed approximately $6,500 to the change. In addition, the organic growth realized in our U.S. south segment, was offset by lower receivables in the U.S. northeast. Lower U.S. northeast receivables were largely attributable to the second quarter sale of a transfer station in the current year, coupled with lower comparative receivables at our Seneca Meadows landfill on lower comparative volumes.

Disclosure of outstanding share capital

	December 31, 2014
	Shares	$

Common shares	112,506	1,734,372
Restricted shares	(399)	(9,184)
Total contributed equity	112,107	1,725,188

	March 20, 2015
	Shares	$

Common shares	112,367	1,732,637
Restricted shares	(399)	(9,184)
Total contributed equity	111,968	1,723,453

Normal course issuer bid (“NCIB”)

Effective August 28, 2014, we received approval for our NCIB to purchase up to 7,500 of our common shares over the next twelve months. Daily purchases are limited to a maximum of 39.034 shares on the Toronto Stock Exchange (“TSX”). The TSX rules also allow us to purchase a block of common shares, once a week, that are not owned by any insiders, and this block purchase can exceed our daily limit. We expect to cancel any shares that are repurchased pursuant to the NCIB.

For the year ended December 31, 2014, 2,631 common shares were purchased and cancelled.

As of March 20, 2015, an additional 142 common shares have been purchased or settled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding. Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations

	December 31, 2014
		Payments due
					Greater than 5
	Total	Less than 1 year	1-3 years	4-5 years	years

Long-term debt (current and long-term)	$1,551,433	$4,694	$9,388	$1,473,351	$64,000
Interest on long-term debt(*)	165,984	39,457	113,829	12,339	359
Landfill closure and post-closure costs, undiscounted	696,491	9,519	26,905	15,706	644,361
Interest rate swaps	23,392	13,173	8,078	1,496	645
Commodity swaps	3,384	3,384	—	—	—
Operating leases	57,443	14,743	21,244	11,134	10,322
Capital leases	10,433	1,152	2,434	2,618	4,229
Total contractual obligations	$2,508,560	$86,122	$181,878	$1,516,644	$723,916

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2014. Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at December 31, 2014, are as follows:

	Available			Available
	lending	Facility drawn	Letters of credit	capacity

Credit Agreement
Revolving facility	$1,850,000	$998,913	$200,212	$650,875
Term B facility(*)	$490,000	$490,000	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$64,000	$64,000	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before debt discount of approximately $1,500.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility. However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At December 31, 2014, funded debt to EBITDA is as follows:

	December 31, 2014	December 31, 2013

Funded debt to EBITDA	2.95	2.88
Funded debt to EBITDA covenant maximum	4.00	4.00

The ratio of funded debt to EBITDA includes first year pro forma EBITDA for completed acquisitions. Cash flows from acquisitions will contribute to the improvement in funded debt relative to EBITDA in periods beyond the first year of operation. Cash flow contributions from growth and infrastructure spending will also materialize over future periods and will improve this relationship as well.

Consolidated facility

On December 31, 2014, advances under the consolidated facility were approximately $998,900, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $200,200. Available capacity at December 31, 2014, excluding the accordion, was approximately $650,900 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 2.95 times. On a consolidated basis, net long-term debt repayments increased since December 31, 2013. Proceeds from the sale of certain assets contributed to the increase in repayments between periods, and cash from operations outpaced capital and landfill spending, share repurchases, acquisitions and dividend payments.

IRB — 2005 Seneca IRB Facility

In October 2005, we entered into a 30-year agreement with the Seneca County Industrial Development Agency. This agreement made $45,000 available to us to fund a portion of our Seneca Meadows landfill construction and equipment expenditures. The IRB originally bore interest at LIBOR less an applicable discount, but was remarketed in August 2008 at a fixed rate of 6.625% for a 5 year term maturing on October 1, 2013. On October 1, 2013, we drew on our consolidated facility and repaid this IRB in full.

Interest rate swaps

Since August 2013, we have entered into interest rates swaps to fix the interest rate on $825,000 of notional borrowings under our consolidated facility. At current LIBOR rates, the annualized increase in interest expense attributable to these swaps is approximately $14,800.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debenture. The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (“Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility. The consolidated facility is comprised of a $500,000 seven-year senior secured term B facility, which was fully drawn on October 24, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”). The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions. Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes. Amounts drawn on the consolidated revolver, plus accrued interest, are repayable in full at maturity. The term B facility is subject to principal amortization of one percent per annum, payable quarterly. All final payment amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity. The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions. The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions. Certain subsidiaries, real estate and equipment are excluded from the first priority perfected security requirement unless requested by the lenders. The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein. In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times. The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding. The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated. Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars. Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio. Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.50% to 2.25% depending on the Company’s leverage ratio. BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%. Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%. For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans was no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans was no less than 1.0% per annum and the commitment fee was no less than 0.375%. If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility would increase by 2.0% per annum. Letter of credit and commitment fees are payable quarterly in arrears. Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans. Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing. Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S. base plus 175 basis points.

Effective November 26, 2013, we entered into an amending agreement to our consolidated facility which provides lower applicable margins on both the term B facility and consolidated revolver drawings. The amendment also extended the maturity of the consolidated revolver to October 24, 2018 and increased the thresholds for mandatory prepayments. All other significant terms were unchanged.

Working capital

Our consolidated working capital deficit at December 31, 2014, is approximately $34,800. It is common for us to operate with a slight working capital position or deficit. The decline in our working capital position reflects an increase in current liabilities attributable to an acquisition we closed on December 31, 2014, but funded January 2, 2015. Details of the change in our working capital position can be found in the Financial Condition section of this MD&A. Our treasury function actively manages the Company’s available working capital with the mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others. Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs. Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, consolidated revolver and our IRBs are subject to interest rate fluctuations with bank prime, BAs or LIBOR. Term B facility drawings, $490,000, expressed before debt discount, consolidated revolver drawings $173,913, expressed net of interest rate swaps on notional borrowing of $825,000, and amounts drawn on our IRBs at December 31, 2014, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $4,900, $1,739 and $640, change in annualized interest expense, respectively. A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense. Accordingly, an increase in interest expense reduces current income tax expense. Our U.S. business currently has losses available to shelter income otherwise subject to tax. Accordingly, an increase in interest expense results in lower deferred income tax expense. The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full. Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedge and interest rate swaps at December 31, 2014

U.S. fuel hedges

	Notional
	amount (gallons
	per month	Diesel rate paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Notional
amount (litres
	per month	Diesel rate paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date

June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

		Fixed interest
		rate (plus	Variable
	Notional	applicable	interest rate
Date entered	amount	margin)	received	Effective date	Expiration date

August 2013	$35,000	2.97%	0.23%	September 2013	September 2023
August 2013	$40,000	2.96%	0.23%	September 2013	September 2023
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
October 2013	$25,000	1.51%	0.23%	October 2013	September 2018
October 2013	$25,000	1.53%	0.23%	October 2013	September 2018
October 2013	$15,000	2.65%	0.23%	October 2013	September 2023
October 2013	$20,000	2.64%	0.23%	October 2013	September 2023
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
December 2013	$20,000	2.18%	0.23%	December 2013	September 2020
December 2013	$20,000	2.17%	0.23%	December 2013	September 2020
December 2013	$10,000	2.96%	0.23%	January 2014	September 2023
December 2013	$15,000	0.75%	0.23%	January 2014	September 2016
December 2013	$15,000	0.79%	0.23%	January 2014	September 2016
December 2013	$15,000	1.62%	0.23%	January 2014	September 2018
December 2013	$30,000	1.66%	0.23%	January 2014	September 2018
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.26%	0.23%	March 2014	March 2024
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.78%	0.23%	March 2014	March 2024
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	2.27%	0.23%	March 2014	March 2021
March 2014	$20,000	2.26%	0.23%	March 2014	March 2021
March 2014	$30,000	2.79%	0.23%	March 2014	March 2024
March 2014	$35,000	1.64%	0.23%	March 2014	September 2018
March 2014	$25,000	1.03%	0.23%	March 2014	March 2017
July 2014	$20,000	2.65%	0.23%	July 2014	June 2024

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, market conditions and maintaining our credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel or other commodities or enter into foreign exchange currency agreements.

Ratings

Moody’s Investor Service (“Moody’s”) has rated our consolidated facility as Ba1, with a stable outlook. Standard & Poor’s (“S&P”) has assigned a rating of BBB stable.

Cash flows

	Year ended December 31
	2014	2013	Change

Cash flows generated from (utilized in):

Operating activities	$399,726	$450,735	$(51,009)
Investing activities	$(289,455)	$(261,766)	$(27,689)
Financing activities	$(94,747)	$(183,512)	$88,765

Operating activities

Year ended

Overall, we expect working capital changes to reflect the growth in our business, be it organic or acquisition. We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments. Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year. We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Cash generated from operating activities declined approximately $51,000 compared to last year. The most significant reason for the decline is due to the year-over-year change in non-cash working capital of approximately $32,200. The change in non-cash working capital is addressed in the Financial Condition section of this MD&A. The increase in cash used for non-cash working capital was accompanied by lower, as reported, EBITDA(A), which declined approximately $12,800 compared to last year. Each component comprising EBITDA(A) is addressed in the Review of Operations section of this MD&A. The balance of the decline is due to higher cash taxes, reflecting higher withholding taxes on dividends paid from our U.S. operation to its Canadian parent. This change is discussed in greater detail in the Review of Operations section of this MD&A.

Investing activities

Year ended

Cash utilized in investing increased approximately $27,700 versus last year. Acquisitions completed in the current year, were about $74,400 higher than last year. The most notable acquisition was the purchase of a Texas based collection company late in the fourth quarter this year. The increase in cash utilized for investment in acquired companies, was partially offset by lower capital and landfill asset expenditures totaling approximately $36,400. The year-over-year changes in capital and landfill asset additions are outlined in the Other Performance Measures section of this MD&A. We also received higher proceeds from asset sales of approximately $7,300 and details of this change are outlined in the Review of Operations section of this MD&A.

Financing activities

Year ended

Cash utilized in financing activities was lower in the current year compared to last year. We used more cash in the current year toward the repurchase of shares, approximately $80,800, compared to prior year share repurchases of $nil. However, higher comparative long-term drawings of approximately $164,000, for acquisitions and a portion of the shares we repurchased in the current year, reduced cash utilized in financing activities between years.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future. We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

We use information from our financial statements, which are prepared in accordance with U.S. GAAP, in the preparation of our MD&A. Our financial statements include estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities. On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment. Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of the fair value of assets and liabilities. Due to the inherent complexity, judgment and uncertainty in estimating these amounts, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive impact on our financial condition and operating performance, all else equal. The cost of material inputs which fluctuate with changes in commodity prices, including fuel or other commodities, could result in a rise or fall in engineering cost estimates. An increase or decrease in any cost estimate is recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques. Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A). Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance if the change in estimate was significant.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established by governmental oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase. Changes in governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure cost spending, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or their ability to operate as going concerns.

As landfills near the end of their active life, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the term to spending is more near compared to longer-lived landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, engineering estimates for materials and labour to construct landfill capacity, estimates of landfill capacity, and assumptions pertaining to governmental oversight and regulation.

Changes to any of our estimates, including changes to material inputs tied to commodity prices, economic and socio-economic conditions that impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, compaction estimates that impact landfill capacity expectations or a change in government or a governmental regulation that impacts estimated costs to construct or impacts our capacity assumptions, may have a material adverse or positive impact on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site. Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and obtain landfill operating permits in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use. We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment in the project exceeds $1,000. All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste. Accordingly, any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination suggest that the likelihood of the reporting units fair value is less than its carrying amount is considered remote.

The impairment test is a two-step test. The first test requires us to compare the estimated fair value of our reporting units to their carrying amounts. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any. The second step of the test requires us to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting units’ excess estimated fair value over amounts assigned to its identifiable assets and liabilities. The estimated fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. We utilize a discounted future cash flow approach to determine our estimate of fair value, but also consider additional measures of value as well. Accordingly, we compare the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. In certain circumstances, alternative methods to determine an estimate of fair value may prove more accurate. If our enterprise value declines as a result of share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and could have a material adverse impact on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2014 and we concluded that the fair value of all our reporting units exceeded their carrying amounts. However, in determining the fair value of our U.S. northeast reporting unit we included the expected cash flows attributable to successfully securing a long-term contact with New York City. We also noted that should the prospects of securing a long-term contract with the city become less certain or we are not awarded the contract, the fair value of our U.S. northeast reporting unit would be less than its carrying amount and we would be required to perform the second step of the impairment test to determine the resulting impairment loss.

Update — December 31, 2014

Long Island, New York operations held for sale

Due to the classification of our Long Island, New York operations as held for sale, we analyzed if the carrying amount of goodwill in our U.S. northeast reporting unit exceeded its fair value. Our analysis supported that it was not likely that the fair value of our U.S. northeast segment was less than its carrying amount, and further concluded that the second step of the goodwill impairment test was unnecessary.

New York City long-term contract

Financial Accounting Standards Board’s (“FASB”) guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment. The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management. We have defined our operating segments as follows: Canada, U.S. northeast and U.S. south which are also our reporting units. The amount of goodwill assigned to each reporting unit and the methodology we employed to make such assignments has been applied on a consistent basis.

Our annual impairment test was completed on April 30, 2014 and at that time we concluded that the estimated fair value of the U.S. northeast reporting unit exceeded its carrying amount by a substantial margin. However, in determining the fair value of the U.S. northeast reporting unit in the April test we included the expected cash flows attributable to successfully securing a long-term contract with New York City. In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time. In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value. The results of our step one test indicated that this reporting unit may be impaired. Accordingly, we performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

We applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued. For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches. Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

The results of our step two test of impairment support the carrying amount of goodwill in our U.S. northeast reporting unit. The estimated fair value of goodwill derived from our step two test was $125,700, which was approximately $42,900 higher than its carrying amount.

All things equal, the step one test of impairment is expected to continue to fail at each subsequent annual test of impairment. Accordingly, and in accordance with the accounting guidance, we’ll have to prepare a step two test of impairment at each annual testing date, or earlier if a triggering event occurs in an interim period that indicates the carrying amount of goodwill is higher than its fair value.

To estimate the fair value of this reporting unit, we utilize a discounted future cash flow approach. We have determined that the discounted future cash flow approach is the most appropriate for the following reasons: comparable prices for the sale of a business of the same size and composition of operations were not readily available and we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach. We also estimate fair value applying the market multiple approach. Our estimate of fair value applying the market multiple approach, is compared to the results from our discounted cash flow approach as a measure of reasonability. The primary assumptions used in our discounted cash flow calculation include revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates. The primary assumptions used in our most recent estimate of fair value included the following: revenue growth of 2.0%; capital and landfill expenditures equal to 16.4% of revenue in year one, declining by 2.7% in year 2, a further 1.6% in year 3 and 4 and 1.5% in year 5, until capital and landfill expenditures reached 9.0% of revenues; revenue less operating and SG&A expense margin averaging 23.3% in the first four years and 25.2% beyond year 5 with no change to margins thereafter; administrative costs specific to our regional office are assumed to be $nil; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 7.9%, respectively, were applied.

There is inherent subjectivity in estimating fair value. Accordingly, changes in any one of these assumptions could have a significant impact on the estimates of fair value of goodwill we derived for our U.S. northeast reporting unit. While we believe our revenue growth assumption of 2.0% is achievable, an increase in competition, a change in our strategic direction, or changes in the economic environment could cause our actual results to differ and cause the fair value of our U.S. northeast reporting unit to decline to a point where the carrying amount of goodwill is impaired. In addition, our revenue growth assumption assumes our Bethlehem landfill is re-permitted and continues to receive waste through 2035. Our revenue growth assumption also assumes that each of our landfills will continue to receive waste volumes at current levels over the remaining life of each site. A decline in the receipt of volumes may extend the life of any or all of these sites, but the realization of cash would be pushed further into the future. Should this occur, our estimate of fair value for this region could decline, which could cause the estimated fair value of goodwill to be less than its carrying amount. Our estimate of the U.S. northeast reporting unit’s fair value assumes we are not awarded the New York City long-term plan. This assumption reflects our inability to predict the outcome and not our belief about the likelihood of the contract’s ultimate award. If we were awarded the New York City long-term plan, our estimate of fair value for our U.S. northeast reporting unit would change, and we believe the resulting change would be positive to our estimate of fair value for this region. We also view our capital expenditure assumption as reasonable, however, an increase in the cost of capital, an increase in the purchase of CNG collection vehicles, changes in regulations that cause an increase in the costs to construct a landfill, could all cause our estimate of capital expenditures to increase. Should this occur, our estimate of cash flows attributable to our U.S. northeast reporting unit could decline and result in a lower estimate of fair value for this region. For the purpose of estimating the fair value of our U.S. northeast reporting unit, we have assumed margins remain unchanged in year 5 and beyond. We believe that this expectation is reasonable, but recognize that its achievement is conditional on this region’s competitive and economic environment and the strategic direction taken. Should any of these variables change, margins could expand or contract compared to the margins we have assumed. A significant change in this assumption would result in a different estimate of fair value and this difference in estimate would further support the carrying amount of goodwill in this region or potentially render it impaired. Acquisitions represent a component of our growth strategy, but since there is no way to accurately predict when an acquisition is completed or in what amount, we have assumed no acquisitions in our estimate of fair value. Future acquisitions could impact, amongst other things, the margins we derive from our operations, the capital spending we expect and our expectations for revenue growth. Our estimate of fair value assumes a discount rate of 7.9%. Our discount rate is a reflection of a market participant’s cost of debt and equity, and reflects, amongst other things, strength or weakness in the economy. A 10 basis point change in the weighted average cost of capital results in a nearly $8,000 change in our estimate of fair value for our U.S. northeast reporting unit. Accordingly, should economic events cause our weighted average cost of capital to increase, our estimate of fair value would decline and could cause the carrying amount of goodwill to exceed its fair value.

The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2014 is approximately $82,800.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax base of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance to determine the resulting deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive impact on our financial condition and operating performance. In addition, changes in regulation or the inability to generate sufficient taxable income could impact our ability to utilize our tax loss carryforwards, which could have a significant impact on deferred income tax assets and liabilities we record.

The recognition of deferred tax assets attributable to unutilized loss carryforwards considers both our historical and future ability to generate income subject to tax. Should we be unable to generate sufficient income subject to tax, deferred tax assets recorded in respect of unutilized loss carryforwards may not be available to us prior to their expiry. Our intent is to maximize the use of all loss carryforwards available to us, wherever possible, in advance of their expiry through the use of various strategies, including the deferral of discretionary tax deductions in periods of loss carryforward expiry. Should we not be able to utilize certain deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not. Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $62,600. In light of our historical ability to generate income subject to tax and based on our expectations of generating income subject to tax in the foreseeable future, we view the risk of not realizing these deferred tax assets as low.

Landfill closure and post-closure costs are not deductible for tax at the same time they are recognized as an expense for accounting. Accordingly, we have a recorded a deferred tax asset due to the difference in timing of deductibility. When we assess the deductibility of the resulting deferred tax asset applying the more likely than not threshold, we consider our historical financial performance, our expected future financial performance and our relationships with all levels of government and community as key indicators that we will continue to operate as a going concern. Based on our assessment, we have concluded that the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims. For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels. We use independent actuarial reports prepared quarterly, and annually, as the basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant changes to assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims histories, the frequency of claims and claim settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates are applied to, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Presentation of Financial Statements and Property, Plant and Equipment — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, FASB issued amendments to the requirements for reporting discontinued operations. The amended requirements define discontinued operations as a component or group of components of an entity, or a business or nonprofit activity, that is disposed of, or is classified as held for sale, and that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The amendments also include new disclosure requirements. For disposals of individually significant components that do not qualify as discontinued operations, an entity must disclose pre-tax profit or loss attributable to the disposed component. This guidance is effective prospectively for all reporting periods beginning after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that had not been reported in financial statements previously issued or available for issue. We elected to early adopt the new amendments and the adoption did not have a significant impact on our financial statements.

Revenue — Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers. The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5). This standard applies to all contracts with customers except those that are within the scope of other topics. Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition. Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts. An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues. Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed. In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed. Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied. An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation. Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands. Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed. Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen. Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service. For us, this guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter. An entity can chose to adopt this guidance applying one of two approaches:

a.              retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.              retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application. If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Early application is not permitted.

We are still assessing the impact this guidance will have on our financial statements.

Compensation — Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied. That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved. The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service. If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period. If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination. This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted. The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. We don’t anticipate this guidance having a significant impact on our financial statements.

Presentation of Financial Statements — Going Concern

In August 2014, FASB released additional guidance with respect to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans, that are intended to mitigate those relevant conditions or events, will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If the substantial doubt is alleviated as a result of consideration of management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt. However, if the substantial doubt is not alleviated as a result of consideration of management’s plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. For us, these amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted. We do not anticipate these new amendments will have a significant impact on our financial statements.

Income Statement — Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The amendments are effective for all reporting periods beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year in the year of adoption. We do not anticipate that this guidance will have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining ownership interests were held by two trusts. The business conducted by each of these two companies was comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which included common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

In December 2010, we received a promissory note from our equity accounted investee for C$750. The promissory note was repayable on demand with no fixed term to maturity. Interest on the note accrued at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity. The promissory was repayable, in whole or in part, at any time, subject to certain restrictions. In October 2013, we received an additional C$750 promissory note from our equity accounted investee, having the same terms as the promissory note we received in 2010. Effective with our purchase of the remaining fifty percent interest, these notes are no longer outstanding.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015. The purchase was subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000. Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee for C$9,000.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of accounting requires that we record our initial investment at cost. The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect. Changes to the carrying amount of our original investment are included in our determination of net income. In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from our investee reduce the carrying value of our investment.

Transactions between us and our investee occurring before January 31, 2014 were all transacted in the normal course of business. These transactions were the result of the investee billing us for services it provided to us that we in turn billed to our customers. These transactions were measured at the exchange amount and we only recognized our share of the transaction. We incurred approximately $100 (2013 - $600) of charges in the year ended December 31, 2014 from our investee which we recorded to operating expenses.

Other

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary. Total charges of approximately $4,300 (2013 - $3,800) were incurred for the year ended December 31, 2014. Pricing for these transportation services is billed at market rates which approximates fair market value.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company. Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

All related party transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders, continuing to grow the business, improving free cash flow(B) and improving our return on invested capital. Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases. Management’s objective is to continuously improve the business through revenue growth and effective cost management. New market entry, existing market densification and landfill development are the focus of our business as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we collect. In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them. Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, a disciplined operating process, predictable replacement capital requirements and stable cash flows. We are committed to actively managing these strengths in the future.

Strategy

Increase collection density. Operating in high density urban markets provides us with the opportunity to develop significant collection density. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new market entries that provide similar opportunities.

Optimize asset mix to improve return on capital. Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies. By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong adjusted EBITDA(A). We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.

Generate internal growth. We seek to leverage our market positions and asset profiles to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations. In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization. We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets. Internalization allows us to avoid third-party disposal fees and allows us to leverage the assets we have within our business. We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favourable terms and to maintaining a steady volume of waste, which is needed to operate these facilities economically. In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets that we operate.

Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategies and are accretive over the long-term on a return on invested capital and free cash flow(B) basis. Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.

Five year plan

On May 15, 2014, we presented our five-year strategic plan which outlined improvements to our profitability and higher returns to shareholders. Our plan included margin improvement through cost efficiencies and better operational execution, increased asset utilization, the generation of more free cash flow(B) and the allocation of capital to maximize returns for shareholders. We believe that we have an opportunity to increase adjusted EBITDA(A) margins from current levels through operating cost reductions including transitioning a portion of our fleet from manual to automated collection systems and from diesel fuel to CNG. These initiatives will increase free cash flow(B) and we intend to reduce our annual capital spend, relative to 2013 levels, as a percentage of revenue to further increase the free cash flow(B) we generate. Our plan includes a continued focus on our allocation of capital to earn the highest return, while never comprising the quality of our assets. With operating cost reductions and higher asset utilization, combined with a disciplined approach to capital allocation, we expect to generate higher returns on invested capital over the next five years. We also anticipate an annual organic revenue growth rate of about 4%, over the next five years, reflecting a combination of pricing and volume improvements, driven by gross domestic product (“GDP”) and population growth in the markets that we serve. Finally, we also committed over the next five years to a disciplined, returns-focused acquisition program, and reaffirmed that we intend to allocate capital to share repurchases in the absence of acquisition opportunities that meet our return criteria.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our guidance for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors. This press release is available at www.sec.gov and www.sedar.com.

Operations

One of our key commercial strategies is to pass through fuel, commodity, container maintenance and environmental surcharges, including government imposed disposal charges, to our end customers, to mitigate variability in our operating results and cash flows. However, certain of our customer service arrangements prevent or limit our ability to recover certain cost variability. Therefore, to mitigate this risk, we may enter into fuel and commodity hedges. Readers are reminded that increasing surcharges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2015, we expect to realize Canadian dollar organic revenue growth equal to or greater than the anticipated growth in Canada’s GDP, excluding known contract losses. We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve. Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of fuel and other costs, and it is our intention to continue executing our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations to grow on pace or better than U.S. GDP growth and we expect our U.S. northeast segment organic revenue growth to keep pace with U.S. GDP, net of targeted asset sales and the strategic elimination of unprofitable business in this region. Similar to our Canadian operations, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization. In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in these regions.

Specific events

We continue to manage our Bethlehem landfill to complement our permitting process. The effect of managing volumes into this site is included in our 2015 guidance outlook.

The sale of our Long Island, New York operations effective February 28, 2105 will be a headwind to adjusted EBITDA(A) in 2015 of roughly $6,000.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include plastics, aluminum, metals and wood. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Our outlook provided for 2015 reflects prices for recycled commodities consistent with February 2015 levels.

Foreign currency

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600. Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar. The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each. Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by amounts similar to those outlined.

Interest on long-term debt

Intercompany loans issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries bore interest at short-term rates of interest until June 28, 2013. These rates of interest were insufficient to cover the interest obligations payable by the Company to its third-party lenders. Effective June 28, 2013, we implemented long-term financing arrangements whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them. As a result, the long-term financing arrangement will generate sufficient interest income at Progressive Waste Solutions Ltd. to permit it to cover its interest obligations owing to its third-party lenders. This change has no impact to interest on long-term debt presented in the consolidated financial statements of the Company.

Since August 2013, we have entered into interest rate swaps on notional borrowings of $825,000. Going forward, we will continue to monitor, and when appropriate adjust, the fixed and floating interest rate positions on our long-term debt drawings. By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the interest we would have incurred on variable rate borrowings at current market rates. The increase in interest expense resulting from us entering into additional interest rate swaps is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we enter into the swap. Our 2015 guidance reflects the higher rate of interest we will bear as a result of the interest rate swaps we entered into in 2014.

Taxation

Our U.S. business continues to utilize carryforward losses which are available to offset income otherwise subject to tax. Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized by the fourth quarter of 2016. The rate of use however, is subject to the actual performance of our U.S. business. Once these carryforward losses are fully utilized, current income tax expense will increase significantly. The increase in current income tax expense in 2016 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return. Based on our current business performance, we estimate current income tax expense will increase by approximately $30,000 to $35,000 annually once all carryforward losses are utilized.

Based on current regulations and enacted tax rates, we estimate our effective tax rate will be approximately 25% for 2015 and beyond.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business. We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested. We have drawn this conclusion after careful consideration of many factors, including management’s stated strategy to grow through strategic acquisition which is expected to be concentrated in the U.S. Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes. We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada. Applying this approach also reduces our exposure to foreign currency risk. Our Canadian operations have the ability to generate earnings and or draw on availability under the consolidated facility to achieve this result. Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations. In the current year, the Canadian parent of our U.S. operating subsidiary received dividends and a return of capital from it to fund a portion of the shares we repurchased and, more importantly, to reduce excess cash balances in our U.S. business. We reviewed the receipt of these monies and concluded that our stated intent to permanently reinvest monies in our U.S. operations remained unchanged. Accordingly, we have not recognized a deferred tax obligation or benefit since the conclusion we reached satisfies the requirement that earnings remain essentially reinvested. If, or when, we are required to repatriate earnings or some portion thereof from our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc. We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested. We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business. Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our

U.S. held investment in our Canadian operations. If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian business’s ability to declare dividends at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition. Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets. We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets, and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition. Significant growth requires access to debt and equity in the capital markets and any capital market restrictions could affect our growth. We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

For 2014, we recommenced the purchase of our common shares and intend to opportunistically repurchase shares in 2015. Our intention assumes no significant acquisitions are completed in 2015.

Liquidity

Our ability to generate cash from operations is strong. Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state. Over the long-term, we intend to apply a balanced approach to the use of these cash flows to fund strategic acquisitions, share repurchases, dividends and debt repayment. In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio of between 2.5 to 3.0 times. In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and will occasionally review this range to assess its reasonableness. Based on the availability under the consolidated facility we have, we believe we have an adequate source of liquidity in the near to mid-term.

Borrowing rates are at historical lows in the U.S. and Canada. Accordingly, if the economy strengthens, we would expect interest rates to rise. An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest, partially offset by lower current or deferred income tax expense. Please refer to the Liquidity and Capital Resources section of this MD&A for the impact a 1% rise or fall in interest rates has on our reported results of operations.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss. An increase in dividends paid or common shares repurchased, when funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, attracts withholding taxes from foreign source income received by Canadian entities of the Company. In addition, and in connection with the closing of the WSI acquisition, changes were made to our organizational structure which resulted in our Canadian operations being partially owned by a U.S. holding company. Accordingly, a per share dividend paid by the Canadian operating parent for the benefit of, and distribution by the Company to its shareholders, also requires the Canadian operating parent to pay a like dividend to the U.S. holding company. Amounts paid by the Canadian operating parent to the U.S. holding company are subject to withholding tax. However, with the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. receives interest income that exceeds its interest obligations under the terms of the consolidated facility. Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill. Fair value adjustments typically increased the carrying amounts of acquired capital and landfill assets and required us to recognize the fair value of intangible assets as well. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost, but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental. Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. If we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of fuel consumed by us to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or not available to us. Accordingly, we have entered into cash flow hedges to reduce our exposure to fluctuating fuel prices that we expect to purchase and consume in the future.

In 2013, we applied hedge accounting to certain commodity swaps designated as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges in 2013 and their impact on other comprehensive income or loss, net of the related income tax effect.

	Year ended
	December 31
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, commodity swaps	$—	$(1,051)
Total other comprehensive income or loss, net of income tax	$—	$(1,051)

We measured and recorded any ineffectiveness on commodity swaps to net income or loss in the consolidated statement of operations. In addition, gains or losses were reclassified to net income or loss from other comprehensive income or loss as fuel was consumed.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC. In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with. Management’s selected financial institutions are approved by the Board of Directors. Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change. Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on our balance sheet, approximately $41,600 (December 31, 2013 — approximately $32,000). We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances and deem the credit quality of these balances to be high and not impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our balance sheet, approximately $216,200 (December 31, 2013 - $229,500). We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk. The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk. We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. We also have policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for. When accounts receivable are considered uncollectable, they are written-off against the provision. The recovery of amounts previously written-off is recorded to the provision. Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on historical collections, we have been successful in collecting amounts due to us. We assess the credit quality of accounts receivable that are neither past due nor impaired as high. Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount. We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our balance sheet. Accounts receivable considered impaired at December 31, 2014, are not considered significant.

Other receivables

We are subject to credit risk on other receivables, which principally reflects a vender tack back mortgage (“VTB”) we entered into in conjunction with the sale of certain buffer lands adjacent to our Calgary landfill site.

Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $5,500 (December 31, 2013 — $100), however the VTB is secured by the land sold. Accordingly, we deem the credit quality of our other receivables balance to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust. Our deposits are invested in bankers’ acceptances (“BAs”) offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low. Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our balance sheet, approximately $11,400 (December 31, 2013 — $10,700). Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change. We hold no collateral or other credit enhancements as security over the invested amounts, however we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities. Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing. Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility. The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions. Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Our exposure to currency risk is tied to the movement of monies between Canada and the U.S. Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company. To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible. Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements. Our Board of Directors also considers currency risk when establishing the Company’s dividend. For the year ended December 31, 2014, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements. To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we may enter into foreign currency exchange agreements in the future.

Interest rate risk is the risk that the fair value of a financial instrument’s future cash flows will fluctuate because of changes in market rates of interest. Interest rate risk arises from our interest bearing financial assets and liabilities. We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. A portion of this risk has been mitigated by the interest rate swaps we have entered into. However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities. We are also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation. We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance. Derivative financial instruments are evaluated against the exposures they are intended to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk. Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk. Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument. Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is intended to mitigate.

Fair value methods and assumptions

The estimated fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information that we use to develop these estimates. Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Cash equivalents are invested in a money market account offered through a Canadian financial institution. The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined by applying a discounted cash flow methodology. This methodology uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively. The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair value based on quotes received from financial institutions that trade these contracts. At least quarterly, we verify the reasonableness of these quotes using quotes for similar swaps from other financial institutions. In addition, we independently value the interest rate swaps and we use all of this information to derive our fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair value based on quotes received from a financial institution that trades these contracts. We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market. There are no foreign currency exchange agreements outstanding at December 31, 2014. Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is non-existent.

The fair value of our wood waste supply agreement, an embedded derivative, was determined by applying a discounted cash flow methodology. This methodology used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement. We used a third-party, who was not a counter-party, to independently value the embedded derivative and we used this and other information to derive our fair value estimate. The use of different assumptions and or estimation methods could have had a material effect on this fair value. Effective April 2014, we amended our wood waste supply agreement. The amendment removed the embedded derivative and as such we have no fair value measurement risk associated with an embedded derivative contained in the wood waste supply agreement.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Our business, and an investment in our securities, is subject to certain risk and uncertainties, including those described below and included in the Outlook section of this MD&A. We have divided the risks and uncertainties into three categories: principal risks relating to our business, risks related to our industry and other general risk factors that should be considered when investing in our Company’s common shares.

If any events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

Principal risks related to our business

Downturns in the economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak economy generally results in a decline in waste volumes generated. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During times of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected. Due to the diversity of our customer base and the nature of our business and services we provide, we haven’t been severely affected by downturns in the economy. Our U.S. northeast operations have been impacted the most by economic downturns, but we don’t believe that this region is unable to continue operating as a going concern. As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal. Accordingly, we remain committed to participating with New York City in the NYC Plan, maximizing the internalization of collected waste volumes, optimizing this segment’s asset mix and to reducing our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations. Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, in addition to complying with land use, environmental and other regulatory requirements. We may also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could reduce internalization and negatively impact our business strategies. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our balance sheet and result in significant impairment charges recorded to our statement of operations and comprehensive income or loss. We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities contain restrictive covenants and require us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity. Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps for a portion of fuel that is consumed in our operations or foreign currency exchange agreements.

Moody’s has rated our consolidated credit facility at Ba1 with a stable outlook. S&P has assigned a rating of BBB stable for our consolidated credit facility.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2014, we had total indebtedness of approximately $1,558,000. The degree of leverage could have important consequences. For example, it may:

•                      increase our vulnerability to adverse economic and industry conditions;

•                      require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                      limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

•                      place us at a disadvantage compared to our competitors that have less debt; and

•                      limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within our long-term target range.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other businesses. The success of our acquisition strategy will depend, in part, on our ability to:

•                      identify suitable businesses to buy;

•                      conduct suitable due diligence and negotiate the purchase of those businesses on acceptable terms;

•                      complete the acquisitions within our expected time frame;

•                      improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                      respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps. Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. This may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy. Our integration plan for acquisitions often contemplates certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Our due diligence investigations may also fail to discover certain undisclosed liabilities. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. We have been successful in identifying, negotiating and integrating a number of acquisitions in markets we currently serve and new markets we have entered. We acknowledge that a strategy of growth through acquisition does not come without risk and challenge. We believe that our goodwill impairment loss is due in large part to the goodwill we recognized on an acquisitions completed in our U.S. northeast segment at the peaks of the economy, which was subsequently determined to be impaired as a result of the economic decline and increased competition that followed. While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are aware of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense. Higher interest expense will reduce current income tax expense or preserve loss carryforwards. Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), which reduces the need for additional capital.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. Additional discussion about this risk is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds or letters of credit. As of December 31, 2014, we had approximately $399,900 of such bonds in place and approximately $200,200 of letters of credit issued. Closure bonds are difficult and costly to obtain. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations. We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage. Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance. While we are subject to market conditions related to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate or have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term. We are also subject to market conditions related to the cost of insurance, which is further affected by our claims history. We don’t anticipate or have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at a cost that would preclude us from being competitive or impede our current or future operations.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required. We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date. We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements. We presently deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive revenues from municipal contracts that require competitive bidding by a variety of potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future or may be won at lower pricing. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive revenues from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in gains or losses on the assets disposition. However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss. However, there may be periods or years when losses are more prevalent than gains and vice versa. Our track record of organic growth has generally been positive and we expect this trend to continue over the near to mid-term.

We depend on third-party disposal customers at our landfills and we cannot provide assurance that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2014, approximately 56% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills to be able to operate them at profitable levels.

We cannot provide assurance that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot provide assurance that third-party customers will continue to utilize our sites and pay gate rates that generate acceptable margins for us. Negative impacts could also occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline. We have been successful at maintaining relationships with our disposal customers and are aware of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market. While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills. In our U.S. northeast operations, we have faced the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition. Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes. We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the objective of leveraging both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations. Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations. We operate in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

Economic downturns in Texas, New York, Florida, Ontario, Quebec and western Canada, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower C&D debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations. Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste received at our landfills. We employ various strategies to combat the seasonal nature of our business where we can. Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations. From an economic and regulatory perspective, we actively participate in the local economies we operate in and are an active voice at various levels of government. We will continue to be active to ensure our interests are heard and are considered. The geographic diversification of our business helps insulate us from these issues on a consolidated basis.

Revenues generated under municipal contracts with New York City represented 2.3% of our consolidated revenue in 2014. Termination, modification or non-renewal of such contracts could have an adverse effect on our business, results of operations and financial condition

We attribute 2.3% of our consolidated revenue in 2014 and 2.1% of our consolidated revenue in 2013 to our municipal contracts with New York City. In February 2011, we responded to bids issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term. Each of these contracts has now been further extended to October 2017. We also hold a contract to export waste from the Borough of Queens, the details of which are currently being finalized. As with prior contracts, New York City can terminate them upon 10 days’ notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the affected revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have and will continue to make proposals as requested by the City and until the City decides on the final plan and contractors. On October 28, 2014, we announced that we would submit a bid in response to the New York City Department of Sanitation’s most recent proposal which requires bidders to deliver up to three thousand tons of waste per day to two Brooklyn marine transfer stations. If New York City implements changes to this system, it is likely that our existing contracts with the City would be modified, terminated or not renewed.

We believe that we have the right compliment of employees to execute on this deliverable and we are not aware of any impediments at this time.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations. We have been successful in obtaining insurance at commercially reasonable rates and on a basis that has been sufficient to cover our primary operating losses and claims. We do not have any indication that our insurance coverage is, would be, or is about to be, insufficient.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future development and landfill closure and post-closure costs may turn out to be significantly different from actual results. In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing. Our management team has a successful track record of successfully obtaining expansion permits. Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption. Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life. We don’t perceive this risk to be significant at this time.

Our operations may be negatively impacted by a cybersecurity incident

We use some form of information technology in our operations and such use creates various cybersecurity threats including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, customer information and employee information). Although we have taken various steps to protect ourselves against such risk, our efforts may not always be successful especially because of the rapidly changing nature of such cybersecurity threats. In the event of a cybersecurity incident, our operations could be disrupted resulting in potential loss of customers, violation of laws and additional liabilities to the business. Based on our internal standards and practices and strategy with regards to a cybersecurity incident, we don’t perceive this risk to be significant at this time.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

Risks related to our industry

Some of our employees are covered by collective bargaining agreements and efforts by labour unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2014, approximately 1,700, or 21.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms generally ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters. If we are unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes, may result. Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue. We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us. Our collective bargaining agreements are negotiated on a location by location basis. Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our financial condition or results of operations.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. We will from time to time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. As a result, we have entered into a series of hedges with a view to limiting our exposure to fluctuating fuel prices and to reduce operating cost variability, however, there can be no assurance that we will be successful in this regard. While we have typically been successful in recovering rising fuel costs from our customer base, not all of our contracts allow us to pass along increasing fuel costs. In addition, the pass through of rising fuel costs has been most difficult in the U.S. northeast in light of market conditions and competition. Accordingly, entering into hedges that effectively offset increasing fuel costs where recoverability is limited allows us to reduce operating cost variability. We remain confident that we can continue to pass along rising fuel costs or enter into hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices. Our exposure to commodity price fluctuations is further mitigated by the diversity of our service offerings and revenues generated from them. However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings. Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations, particularly in circumstances where we are unable to pass through such additional costs to our customers. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations. While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us. Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other. We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy. We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. Generally, we are either the number one, two or three operator in every market we conduct business in. We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•              reducing waste at the source, including recycling and composting;

•              prohibiting disposal of certain types of waste at landfills; and

•              limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•               requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•              prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services. While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution. And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place. We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts. EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved. Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies. We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members. However, there remains a risk that we may not be successful in securing these relationships.

General risks

We may be subject to litigation that could materially affect our financial results

We are subject to various legal proceedings in the ordinary course of business. As the factual and legal issues concerning these proceedings are sometimes not easily resolved, we are unable to determine beforehand the timing and cost to settle such litigation. Furthermore, the final outcome of such matters could result in us making substantial payments which may materially affect our financial condition and operations. At this time, we are not aware of any events that could materially impact our financial statements and results of operations.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of our assets to be greater than their fair value, resulting in impairment. Any such charges could have a material adverse effect on our results of operations.

We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements. We continually review accounting rules and regulation and we work with our auditors and third party experts on all significant accounting and valuation matters.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. We cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements. However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery, and deferred income tax assets or liabilities. In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by us that may be challenged by the taxation authorities upon audit.

Payment of dividends is subject to various factors

Dividends paid by us may fluctuate. The funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and the execution of our growth strategy and the terms of our existing indebtedness.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission and thus there may be less information concerning us than publicly available for U.S. public companies

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S. In order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must be either directly or indirectly owned by non-residents of the U.S. We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings. While we acknowledge that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                 establish and review safety, health and environmental policies, standards, accountability and programs;

•                 manage and oversee the implementation of compliance systems;

•                 monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                 receive audit results and updates from management with respect to health, safety and environmental performance;

•                 review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                 matters customarily performed by the committee; and

•                 addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors. Its members and its Chair are appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and when a vacancy exists in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the President and Chief Executive Officer of the Company, call a meeting of the committee. Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee. The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                   compliance with safety, health and environmental policies;

•                   the effectiveness of safety, health and environmental policies; and

•                   all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate. The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption. This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed. The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities. These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business. Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes. To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us. Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies. Our internal audit function supports the documentation of management’s intent and the ongoing maintenance of policies. Policy owners are identified and referenced in the policy itself and drive the content of their policies. Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results. When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The Company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance. Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size. Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities. Both the policy owner and executive management must approve all new policies and changes to existing policies. The audit committee and/or Board of Directors is also charged with reviewing Company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is retained via an on-line collaboration knowledge base.

Policy owners review their respective policies, at least annually, and update the content as necessary. Requests for new policies or permanent changes to existing policies are communicated to the policy owner and reviewed in proposal form by the Executive Standards Committee. If approved, the new policy or permanent policy change is made by the policy owner and a cross functional reviewer is identified. Once reviewed, the new policy or permanent policy change is resubmitted to the Executive Standards Committee for final review and approval.

Legislation and governmental regulation

We are subject to various laws and regulations, which if violated, could subject us to sanctions or third-party litigation or, if unchanged, could lead to increased costs or the interruption of normal business operations that would negatively impact our business results and financial condition.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or green house gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued for such purposes.

Extensive regulations govern the design, operation, and closure of landfills. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by legislation governing interstate shipments of waste. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business there.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results and profitability would be negatively affected.

We must comply with the requirements of federal, provincial, and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects of the various laws and regulations concerning our business could require us to make significant expenditures or otherwise adversely affect the way we operate our business, which may have an adverse effect on our business, financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which we may be responsible.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, amongst other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact our results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect our financial condition and results of operations.

Environmental contamination

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil, air or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into the soil, air or groundwater. Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. If the cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have an adverse effect on our business, financial condition and results of operations.

Climate Change Risk

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, Green House Gas (“GHG”) emissions. The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America. The addition of increased regulations for the management of GHG, particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada. We believe we are well positioned to manage these changes without severe impact to our operations. The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks. Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs, three landfill gas to energy facilities and one landfill gas to natural gas facility. In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations. We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being. We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing and adjusting to changes in regulation or service that may result from climate change initiatives. We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues. We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2014. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements. In addition, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

For the year ended December 31, 2014, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material effect on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets — as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt — interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt — as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment — as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets, and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures is important for investors and is used by management to manage its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital and landfill assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations or not recurring. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Year ended
	December 31
	2014	2013

Operating income	$241,099	$232,916
Transaction and related recoveries - SG&A	(591)	(2,460)
Fair value movements in stock options - SG&A(*)	9,695	5,879
Restricted share expense - SG&A(*)	1,401	1,142
Non-operating or non-recurring expenses - SG&A	4,067	4,600
Impairment of capital and intangible assets - Amortization	7,529	4,074
Adjusted operating income or adjusted operating EBIT	263,200	246,151
Net gain on sale of capital and landfill assets	(17,905)	(7,793)
Amortization(*)(*)	278,076	292,417
Adjusted EBITDA	523,371	530,775
Amortization of capital and landfill assets	(229,184)	(233,562)
Adjusted EBITA	$294,187	$297,213

Net income	$126,516	$117,970
Transaction and related recoveries - SG&A	(591)	(2,460)
Fair value movements in stock options - SG&A(*)	9,695	5,879
Restricted share expense - SG&A(*)	1,401	1,142
Non-operating or non-recurring expenses - SG&A	4,067	4,600
Impairment of capital and intangible assets - Amortization	7,529	4,074
Net loss (gain) on financial instruments	24,214	(4,282)
Loss on extinguishment of debt	—	1,240
Re-measurement gain on previously held equity investment	(5,156)	—
Net income tax (recovery) expense	(14,599)	(1,011)
Adjusted net income	$153,076	$127,152

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Amortization is presented net of amortization expense recorded on the impairment of capital and intangible assets.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note.

Management’s Report on Internal Control Over Financial Reporting

Management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting (“ICFR”) is reviewed and approved by the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and provides reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis. Also, the effectiveness of these controls applicable to future periods are also subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s ICFR based on the “Internal Control-Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management concluded that, as of December 31, 2014, the Company’s ICFR is considered effective. There were no material weaknesses identified by management as of December 31, 2014.

Based on management’s evaluation, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer also concluded that the Company’s ICFR was effective as of December 31, 2014.

The Company’s ICFR as of December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2014. Deloitte LLP issued an unqualified opinion on the effectiveness of our ICFR.

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
March 20, 2015	March 20, 2015

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal control, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with management and the Company’s external auditors and reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
March 20, 2015	March 20, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 20, 2015 expressed an unmodified opinion on those financial statements.

“/s/ Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 20, 2015

Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations and comprehensive income or loss, consolidated statements of cash flows and consolidated statements of equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“/s/ Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 20, 2015

Toronto, Canada

Progressive Waste Solutions Ltd.

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2014 and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	December 31,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$41,636	$31,980
Accounts receivable (Note 7)	216,201	229,548
Other receivables (Note 8)	47	68
Prepaid expenses	35,589	34,886
Income taxes recoverable	1,646	2,531
Restricted cash (Note 9)	521	498
Other assets (Note 16)	—	2,149
	295,640	301,660
NET ASSETS HELD FOR SALE (Note 6)	61,016	—
OTHER RECEIVABLES (Note 8)	5,460	—
FUNDED LANDFILL POST-CLOSURE COSTS (Note 19)	11,365	10,690
INTANGIBLES (Note 10)	165,929	220,078
GOODWILL (Note 11)	937,294	905,347
LANDFILL DEVELOPMENT ASSETS	14,463	20,247
DEFERRED FINANCING COSTS (Note 12)	14,417	19,037
CAPITAL ASSETS (Note 13)	928,550	937,252
LANDFILL ASSETS (Note 14)	936,095	952,731
INVESTMENTS (Note 15)	892	5,659
OTHER ASSETS (Note 16)	5,315	19,869
	$3,376,436	$3,392,570
LIABILITIES
CURRENT
Accounts payable	$86,825	$100,270
Accrued charges (Note 17)	174,331	136,991
Dividends payable	15,517	16,243
Income taxes payable	5,933	2,048
Deferred revenues	16,323	17,180
Current portion of long-term debt (Note 18)	5,428	5,969
Landfill closure and post-closure costs (Note 19)	9,519	10,332
Other liabilities (Note 16)	16,558	12,925
	330,434	301,958
LONG-TERM DEBT (Note 18)	1,552,617	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 19)	120,626	114,122
OTHER LIABILITIES (Note 16)	17,118	14,743
DEFERRED INCOME TAXES (Note 26)	126,848	129,887
	2,147,643	2,102,999
COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY (Note 20)
Common shares (authorized - unlimited, issued and outstanding - 112,106,839 (December 31, 2013 - 114,852,852))	1,734,372	1,773,734
Restricted shares (issued and outstanding - 399,228 (December 31, 2013 - 322,352))	(9,184)	(6,654)
Additional paid in capital	4,023	2,796
Accumulated deficit	(377,172)	(398,414)
Accumulated other comprehensive loss	(123,246)	(81,891)
Total shareholders’ equity	1,228,793	1,289,571
	$3,376,436	$3,392,570

James J. Forese (signed) - Non-Executive Chairman	Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	2014	2013

REVENUES	$2,008,997	$2,026,039
EXPENSES
OPERATING	1,246,175	1,249,252
SELLING, GENERAL AND ADMINISTRATION	254,023	255,173
AMORTIZATION (Note 10 and 13)	285,605	296,491
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(17,905)	(7,793)
OPERATING INCOME	241,099	232,916
INTEREST ON LONG-TERM DEBT	61,917	60,754
NET FOREIGN EXCHANGE GAIN	(150)	(1,061)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 25)	24,214	(4,282)
LOSS ON EXTINGUISHMENT OF DEBT (Note 12 and 18)	—	1,240
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT (Note 5)	(5,156)	—
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS (INCOME) FROM EQUITY ACCOUNTED INVESTEE	160,274	176,265
INCOME TAX EXPENSE (RECOVERY) (Note 26)
Current	34,026	29,535
Deferred	(350)	28,908
	33,676	58,443
NET LOSS (INCOME) FROM EQUITY ACCOUNTED INVESTEE	82	(148)
NET INCOME	126,516	117,970

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(41,773)	(33,181)

Derivatives designated as cash flow hedges, net of income tax $nil (2013 - $566)	—	(1,051)
Settlement of derivatives designated as cash flow hedges, net of income tax ($225) (2013 - ($247))	418	457
	418	(594)
TOTAL OTHER COMPREHENSIVE LOSS	(41,355)	(33,775)
COMPREHENSIVE INCOME	$85,161	$84,195

Net income per weighted average share, basic and diluted (Note 20)	$1.10	$1.02
Weighted average number of shares outstanding (thousands), basic and diluted (Note 20)	114,822	115,170

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2014	2013
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$126,516	$117,970
Items not affecting cash
Restricted share expense (Note 22)	2,759	2,004
Write-off of deferred financing costs (Note 12 and 18)	—	1,240
Accretion of landfill closure and post-closure costs (Note 19)	6,132	5,655
Amortization of intangibles	56,421	62,929
Amortization of capital assets	152,895	152,728
Amortization of landfill assets	76,289	80,834
Interest on long-term debt (amortization of deferred financing costs) (Note 12)	3,418	3,436
Non-cash interest income	(216)	—
Net gain on sale of capital and landfill assets	(17,905)	(7,793)
Net loss (gain) on financial instruments	24,214	(4,282)
Re-measurement gain on previously held equity investment	(5,156)	—
Deferred income tax (recovery) expense	(350)	28,908
Net loss (income) from equity accounted investee	82	(148)
Landfill closure and post-closure expenditures (Note 19)	(4,696)	(4,276)
Changes in non-cash working capital items (Note 21)	(20,677)	11,530
Cash generated from operating activities	399,726	450,735
INVESTING
Acquisitions (Note 5)	(77,698)	(3,273)
Investments in cost and equity accounted investees (Note 15)	—	(1,746)
Restricted cash deposits	(23)	(22)
Investment in other receivables	(253)	(134)
Proceeds from other receivables	76	556
Funded landfill post-closure costs	(1,569)	(1,134)
Purchase of capital assets	(182,834)	(208,202)
Purchase of landfill assets	(54,579)	(65,660)
Proceeds from the sale of capital and landfill assets	28,528	21,183
Investment in landfill development assets	(1,103)	(3,334)
Cash utilized in investing activities	(289,455)	(261,766)
FINANCING
Payment of deferred financing costs	(48)	(4,762)
Proceeds from long-term debt	358,682	770,139
Repayment of long-term debt	(305,339)	(880,800)
Proceeds from the exercise of stock options (Note 20)	123	112
Repurchase of common shares and related costs (Note 20)	(80,770)	(14)
Purchase of, net of proceeds from, restricted shares	(3,920)	(4,462)
Dividends paid to shareholders	(63,475)	(63,725)
Cash utilized in financing activities	(94,747)	(183,512)
Effect of foreign currency translation on cash and cash equivalents	(5,868)	(3,417)
NET CASH INFLOW	9,656	2,040
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF YEAR	$41,636	$31,980
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$37,324	$28,200
Cash equivalents	4,312	3,780
	$41,636	$31,980
Cash paid during the year for:
Income taxes	$35,333	$35,429
Interest	$60,358	$62,336

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Equity (“Statement of Equity”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					126,516		126,516
Dividends declared					(64,131)		(64,131)
Restricted shares purchased, net of restricted shares sold		(3,978)		58			(3,920)
Restricted share expense				2,759			2,759
Vesting of restricted shares		1,448		(1,448)			—
Common shares issued on exercise of share based options	265			(142)			123
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(931)				(931)
Deferred compensation obligation			931				931
Repurchase of common shares and related costs	(39,627)				(41,143)		(80,770)
Foreign currency translation adjustment						(41,773)	(41,773)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at December 31, 2014	$1,734,372	$(9,184)	$—	$4,023	$(377,172)	$(123,246)	$1,228,793

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					117,970		117,970
Dividends declared					(64,845)		(64,845)
Restricted shares purchased, net of restricted shares sold		(4,483)		21			(4,462)
Restricted share expense				2,004			2,004
Vesting of restricted shares		1,289		(1,289)			—
Common shares issued on exercise of share based options	218			(106)			112
Common shares acquired by U.S. LTIP			(1,912)				(1,912)
Deferred compensation obligation			1,912				1,912
Repurchase of common shares and related costs	(14)						(14)
Foreign currency translation adjustment						(33,181)	(33,181)
Derivatives designated as cash flow hedges, net of income tax						(1,051)	(1,051)
Settlement of derivatives designated as cash flow hedges, net of income tax						457	457
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.       Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd. The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.       Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers. Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada. The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting. The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating the Company’s U.S. financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and retranslating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements. Accordingly, U.S. results retain their original values when expressed in the Company’s reporting currency.

3.             Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, contingent or otherwise, as at the date of the financial statements and the Company’s reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are applied to the following: the Company’s allowance for doubtful accounts receivable; estimates of future cash flows and earnings, income tax and other estimates used in the annual step one and interim step two tests for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; fair value of assets and liabilities acquired in business combinations; fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill and other site remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share price volatility and the estimated length of time employees will hold options before exercise in the determination share based compensation, in addition to estimates of future performance, which are compared to established targets, to determine share based compensation for performance share units; the fair value of financial instruments; the likelihood of realizing deferred income tax assets; and deferred income tax assets and liabilities. Accordingly, future results may differ significantly from these estimates.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables include direct finance lease receivables and notes exchanged from the sale of property.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables. Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

Notes exchanged from the sale of property are recorded at the present value of the consideration exchanged. The difference between the present value and the face amount of the note is recognized as a discount or premium, as applicable, and amortized as interest income or expense over the life of the note. The rate of interest is held constant over the period outstanding.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower. Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes, which may include some or all of the of following: landfill construction or equipment, vehicles and or containers. Cash received in advance of permitted expenditures is not available for general Company purpose or use. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet and deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangibles include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names. All intangibles are deemed to have finite lives and are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	1-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or increased competition; the loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that the current fair value determination would be less than the current carrying amount of the reporting unit is remote. The Company has identified its reporting units as its operating segments, or one level below its operating segments, and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test. The first test requires the Company to compare the estimated fair value of its reporting units to their carrying amounts. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the resulting amount of impairment loss, if any. The second step of the test requires the Company to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting unit’s excess estimated fair value over amounts assigned to its identifiable assets and liabilities. The estimated fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. The Company uses a discounted future cash flow approach to determine the estimate of fair value, but also consider additional measures as well. Accordingly, the Company compares the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. In certain circumstances, alternative methods to determine an estimate of fair value may prove more accurate.

Prolonged economic weakness, higher levels of competition, loss of business or loss of an operating permit or contract could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2014, at which time the Company determined that the fair value of all its reporting units exceeded their carrying amounts. The Company re-performed step one of the goodwill impairment test for its northeast reporting unit as a result of impairment indicators occurring in October 2014 and concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its estimated fair value. The Company conducted the second step of the impairment test and no impairment loss was recorded as the estimated fair value of the U.S. northeast goodwill exceeded its carrying amount (Note 11).

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new or expansion landfill permits. Landfill development assets are reclassified to landfill assets once the asset is available for use, which is typically when the landfill is permitted to accept waste. Reclassified amounts are amortized in accordance with the Company’s landfill asset accounting policy. Management periodically reviews the carrying values of landfill development assets for impairment. Any resulting write-down to estimated fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities. Deferred financing costs are amortized on a straight-line basis over the term of the underlying debt instrument, which approximates the effective interest method. Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-21 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	1-10 years

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The historical cost of an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include capitalized interest attributable to the construction and development of certain assets. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. The interest rate applied reflects the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized costs, including interest amounts, are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost, landfill construction and development costs, and gas collection systems installed during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of new or expansion landfill permits.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use. The interest rate applied reflects the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed. Capitalized landfill closure and post-closure costs are amortized immediately since the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs. The impact of changes in capacity and construction cost estimates is accounted for prospectively.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•             Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•             It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•             The Company has a legal right to use or obtain land associated with the expansion plan;

•             There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•             Management is committed to pursuing the expansion; and

•             Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in cost accounted investee

Investments in which the Company does not have the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee are accounted for using the cost method of accounting. The cost method of accounting requires the Company to record its initial investment at cost. Post-acquisition earnings of the investee are recognized by the Company only to the extent they are distributed by the investee in the form of dividends. Dividends received by the Company in excess of post-acquisition earnings are considered a return of investment and are recorded as a reduction of the investments’ cost. A decrease in value of the investment, which is considered other than temporary, is included in the Company’s statement of operations and comprehensive income or loss in the period of impairment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

Investments in which the Company has joint control or the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of accounting requires the Company to record its initial investment at cost. The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, and is included in the Company’s determination of net income or loss. In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Capital leases

Assets qualifying as capital leases are initially recorded at the present value of the future minimum lease payments, excluding executory costs, including any profit thereon. In the event that the present value of the future minimum lease payments exceeds the fair value of the leased asset at lease inception, the capital asset and lease obligation are recorded at fair value. Capital leases are amortized over the shorter of their estimated useful life or the lease term and are amortized on a straight-line basis. Capital lease obligations are recorded as long-term debt on the Company’s balance sheet.

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims. Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred. Self-insurance accruals are based on reported claims and claims incurred but not reported. The Company engages an independent actuary in its assessment of accrued insurance amounts and also considers its historical claims experience in the determination of these amounts. Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to selling, general and administrative expenses in the Company’s statement of operations and comprehensive income or loss in the period in which the change occurs. The Company makes various estimates in its determination of its self-insurance accruals. Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at their estimated fair value amounts over the landfill’s operating life, which represents the period over which waste is accepted at the site. The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel. Estimates are reviewed at least once annually and consider, amongst other things, various regulations that govern each site. Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to estimate the fair value of landfill closure and post-closure costs. Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s understanding of current and future economic conditions and expected timing of expenditures. An inflation factor of 2.0% (December 31, 2013 – 2.0%) and 2.5% (December 31, 2013 – 2.5%) has been used in the development of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively. Fair value estimates are discounted applying the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures. Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2013 – 4.6% and 9.5%) and 4.5% and 7.2% (December 31, 2013 – 4.5% and 7.2%) in the U.S. In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure obligations, but it would change subsequent fair value calculations.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Reliable estimates of market risk premiums are not available as no market exists to sell the responsibility of landfill closure and post-closure activities. Accordingly, the Company has excluded any estimate of market risk premiums in its estimate of fair value for its landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure cost obligations as airspace is consumed. The total obligation will be fully accrued, net of accretion, at the time a site ceases to accept waste and is closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost obligations due to the passage of time and is recorded to operating expense in the statement of operations and comprehensive income or loss. Accretion expense continues to be recognized post waste acceptance.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas collection and flaring systems, and other activities, are charged to operating expenses during the sites operating life. These same costs which are incurred subsequent to the landfill’s operating life are estimated and included in the Company’s landfill post-closure accruals. Post-closure maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax base of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets. Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits. The Company recognizes interest and penalties to current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties. The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable. The Company’s revenues are not derived from multiple deliverables. Revenue is recognized upon the collection of waste for collection customers under contractual service agreements. Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at a Company facility. The Company also earns revenue from the collection and sale of recycled materials and generation of electric power or methane gas. Revenue earned from the collection of recycled materials is recognized when materials are collected, while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser. Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to advance billings under long-term collection contracts or when cash is received prior to the service being performed.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the estimated fair value of consideration, together with the estimated fair value of any non-controlling interest to the estimated fair value of identifiable assets acquired and liabilities assumed. Goodwill represents the excess of consideration, including the amount of non-controlling interest, if any, in the acquired company, over the acquisition date estimated fair values of the net assets acquired, subject to certain exceptions. If consideration is less than the net assets acquired, a gain is recognized on the acquisition.

The measurement and recognition of acquired net assets may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Adjustments to estimated or preliminary amounts occurring not later than one year from the date of acquisition are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions which are initially recorded at their estimated fair value on the date of acquisition if an estimate can be made. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments, resulting from contingent consideration provisions, are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date of acquisition are known or are determined to not be obtainable, and one year from the acquisition date. Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the estimated fair value of contingent consideration classified as equity is not re-measured, but subsequent settlements are recorded to shareholders’ equity. A change in the estimated fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration applicable to acquisitions completed prior to January 1, 2009 that could be reasonably estimated at the date of acquisition because the outcome could be determined beyond a reasonable doubt, was recognized at its estimated fair value and included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired. For an asset or liability to be recognized at the date of acquisition, they must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their estimated fair values, when they can be reliably measured. The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt instrument, while equity issue costs are recorded against common shares on the Company’s balance sheet.

For acquisitions achieved in stages, where the Company holds an equity interest prior to obtaining control, the Company re-measures its previously held equity interest in the acquiree at its acquisition date fair value. Any resulting gain or loss is recognized in the Company’s determination of net income or loss. The acquisition method of accounting is applied on the date control is obtained.

Advertising costs

Advertising costs of $2,684 (2013 - $3,535) were expensed as incurred and recorded to selling, general and administration expenses in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments. Royalty payments, including accrued amounts, are recorded to operating expense on the statement of operations and comprehensive income or loss as incurred.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Costs associated with exit activities

The Company records employee termination costs that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee. Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits. A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract. Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

Impairment and disposal of long-lived assets and assets held for sale

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its estimated fair value. Management assesses its long-lived assets periodically or more frequently if impairment indicators exist. Any resulting impairment loss is recorded in the period in which the impairment occurs.

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs.

Net assets are classified as held for sale when their carrying amount is to be recovered through sale rather than continued use. Held for sale assets requires management at the relevant level committing to the sale, determining that the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and the sale must be highly probable.

Assets held for sale are no longer amortized and are instead recognized at the lower of their carrying amount and estimated fair value less costs to sell.

Share based compensation

Share based options

With the exception of stock options assumed on the acquisition of Waste Services, Inc. (“WSI”), the Company has issued all share based options with stock appreciation rights. Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the closing trading price of a share on the business day immediately preceding the date of surrender, over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at their estimated fair value at each balance sheet date until the date of settlement. The Company considers estimated forfeitures in the determination of its fair value estimate. Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs. Changes in the estimated fair value of share based options are also recorded to selling, general and administration expense. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award.

Stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of these awards, which requires several input variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

Compensation expense for restricted share awards is recognized over the period in which employee services are rendered. Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting. The Company purchases its own shares on the open market and deposits them into a trust account where the share is held for the benefit of the restricted share award recipient. Restricted shares are initially recorded to shareholders’ equity at the grant date fair value of the shares. The related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Performance Share Units (“PSUs”)

PSUs have been issued to certain employees of the Company. PSU awards are subject to meeting a three year service period, subject to certain conditions, and certain one and three year performance measures for operating cash flow and return on invested capital, respectively. The fair value of each PSU is based on the expected level of achievement relative to each performance measure and the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”). The Company’s compensation committee may, in its sole discretion, consider other business circumstances that warrant adjustment to the financial results or targets when assessing the final award amount. Compensation expense is recognized over the service period based on the estimated fair value of the award at each balance sheet date until the date of vesting.

The Company uses the Black-Scholes-Merton pricing model to estimate the fair value of its PSUs which requires several input variables. Changes in these variables can have a significant impact on the estimated fair value of PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss. Compensation expense or recovery is based on the change or a portion of the change in the estimated fair value of the PSU at each reporting period multiplied by the percentage of the service period satisfied at the reporting date. The Company considers the likelihood of achieving each performance measure and recognizes compensation expense only to the extent that it believes the performance measures will be achieved. If the Company concludes that it is unlikely that its performance measures will be met, the Company will recover any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable. In estimating the fair value of the liability, the Company also considers current and historical forfeitures. PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet. Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares. Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust. A rabbi trust, as a grantor trust, requires that the assets held in trust be available to satisfy the claims of general creditors in the event of bankruptcy. The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations. As U.S. LTIP participants draw shares from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount. The rabbi trust holds no other investments.

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at their estimated fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at their estimated fair values are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship. Financial instruments are presented as other assets or other liabilities on the Company’s balance sheet. Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•                  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•                  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•                  they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements or old corrugated cardboard hedges.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Embedded derivatives are components of a hybrid (combined) instrument that also include a non-derivative host contract. The result is that some of the cash flows of the combined instrument vary in similarity to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract. An embedded derivative is separated from its host contract when all of the following conditions are met:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  the separated instrument would meet the definition of a derivative; and

•                  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income or loss.

The Company identified an embedded derivative in a wood waste supply agreement. This agreement was subsequently amended and the embedded derivative identified in the original agreement no longer exists. Gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods. In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy. Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the estimated fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period. Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has been maintained, and is expected to be effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment. The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability of cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment. The gain or loss resulting from the effective portion of the hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized as a net gain or loss on financial instruments in the Company’s statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective. When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss. If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded to the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company has concluded that its U.S. segments are self-sustaining foreign operations and therefore translates these segments applying the current rate method. Application of this method translates assets and liabilities to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates in effect during the year or period. The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss when the Company realizes a reduction in its investment in its foreign operations. Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars. Accordingly, the Company’s balance sheet is translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date. The statement of operations and comprehensive income or loss and statement of cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

4.           Changes in Accounting Policies

Presentation of Financial Statements and Property, Plant and Equipment — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the Financial Accounting Standards Board (“FASB”) issued amendments to the requirements for reporting discontinued operations. The amended requirements define discontinued operations as a component or group of components of an entity, or a business or nonprofit activity, that is disposed of, or is classified as held for sale, and that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The amendments also include new disclosure requirements. For disposals of individually significant components that do not qualify as discontinued operations, an entity must disclose pre-tax profit or loss attributable to the disposed component. This guidance is effective prospectively for all reporting periods beginning after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that had not been reported in financial statements previously issued or available for issue. The Company elected to early adopt the new amendments and the adoption did not have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Revenue — Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers. The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5). This standard applies to all contracts with customers except those that are within the scope of other topics. Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition. Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts. An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues. Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed. In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed. Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied. An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation. Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands. Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed. Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen. Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service. This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter. An entity can chose to adopt this guidance applying one of two approaches:

a.              retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.              retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application. If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Early application is not permitted.

The Company is still assessing the impact this guidance will have on its financial statements.

Compensation — Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied. That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved. The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service. If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period. If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination. This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted. The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company does not anticipate this guidance will have a significant impact on its financial statements.

Presentation of Financial Statements — Going Concern

In August 2014, FASB released additional guidance with respect to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If the substantial doubt is alleviated as a result of consideration of management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt. However, if the substantial doubt is not alleviated as a result of consideration of management’s plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

These amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted. The Company does not anticipate these new amendments will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income Statement — Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary items as part of its initiative to reduce complexity in accounting standards. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The amendments are effective for all reporting periods beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not anticipate that this guidance will have a significant impact on its financial statements.

5.           Acquisitions

The following table outlines the number of acquisitions completed in each of the Company’s segments for the years ended December 31, 2014 and 2013. Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities. Each of the acquisitions completed constitutes a business.

	December 31
	2014			2013
	Assets	Shares	Total	Assets	Shares	Total

Canada	—	1	1	1	—	1
U.S. south	3	1	4	2	—	2
Total acquisitions	3	2	5	3	—	3

The Company considers each of these acquisitions a “tuck-in”. Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations. Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies. Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate. The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment. Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, including the preliminary allocation to the fair value of net assets acquired and excluding the acquisition of the remaining interest in our equity accounted investee, is as follows:

	December 31
	2014	2013

Consideration
Cash, including holdbacks and unpaid consideration (as applicable)	$98,638	$3,262

Allocation of net assets acquired
Accounts receivable	$6,493	$294
Intangibles (Note 10)	$13,803	$1,400
Goodwill (Note 11)	$68,244	$845
Capital assets	$19,786	$1,288
Accounts payable	$(9,688)	$(565)

Consideration by segment
Canada	$—	$505
U.S. south	98,638	2,757
Total consideration	$98,638	$3,262

Goodwill recorded by segment
Canada	$—	$371
U.S. south	68,244	474
Total goodwill	$68,244	$845

Goodwill expected to be deductible for tax purposes	$68,244	$845

	December 31
	2014	2013

Aggregate cash consideration (excluding holdbacks, cash payments due to sellers for achieving various business performance targets and unpaid consideration due to seller where control has transferred but amounts remain unpaid)	$69,016	$2,848

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$526	$425

Transaction costs (included in selling, general and administration expense)	$564	$781

The Company is awaiting certain information which may impact intangibles and capital assets. Any change to the amounts allocated to intangibles and capital assets will lead to a corresponding change to goodwill.

On December 31, 2014, the Company obtained control over certain assets acquired which the Company funded on January 2, 2015 in the amount of $29,457. At December 31, 2014, this amount is recorded in accrued charges on the Company’s balance sheet.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions being met. These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back. In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term. The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition. Holdback and additional amounts payable for current period acquisitions totaled $165 as at December 31, 2014 (December 31, 2013 - $414).

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 15). Upon obtaining control, the Company re-measured its previously held fifty percent ownership interest at fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss. Goodwill arising from this acquisition is largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from the date of closing. Financial results before January 31, 2014 are included in net loss (income) from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the Company’s previously held equity method investment, the re-measurement gain recorded, and the allocation to the fair value of net assets acquired, are as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Allocation of net assets
Accounts receivable	$533
Intangibles (Note 10)	$4,424
Goodwill (Note 11)	$11,594
Capital assets	$4,402
Accrued charges	$(439)
Shareholder loans	$(1,921)
Deferred income taxes	$(922)

Goodwill recorded by segment
Canada	$11,594
Total goodwill	$11,594

Goodwill expected to be deductible for tax purposes	$—

6.         Net Assets Held for Sale

In September 2014, the Company undertook an evaluation of its strategic options for its Long Island, New York operations included in its U.S. northeast segment. As a result of the evaluation, the Company issued a confidential information memorandum (“CIM”) to a targeted audience of prospective buyers for its commercial, industrial and residential collection business and its transfer station and material recovery facilities that operate in this area. In reaching this decision, the Company concluded that it could generate a higher return from monetizing the net assets of this operation versus continuing to operate them. The Company accepted an offer and completed the sale of assets on February 28, 2015 (Note 29).

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Net assets held for sale are recorded at their carrying amounts as follows:

December 31, 2014

Accounts receivable	$7,287
Prepaid expenses	1,425
Intangibles	10,263
Goodwill	15,949
Capital assets	33,797
Accounts payable	(4,114)
Accrued charges	(2,373)
Deferred income taxes	(1,218)
Total net assets held for sale	$61,016

7.         Accounts Receivable - Allowance for Doubtful Accounts

The following table illustrates the change in the Company’s allowance for doubtful accounts for the years ended December 31, 2014 and 2013.

	December 31
	2014	2013

Balance, beginning of the year	$6,857	$5,980
Additions, during the year	4,283	6,083
Written-off, uncollectible, during the year	(5,965)	(5,940)
Recoveries, during the year	1,355	865
Foreign currency translation adjustment, for the year	(168)	(131)
Balance, end of year	$6,362	$6,857

8.         Other Receivables

	December 31
	2014	2013

Note receivable from sale of property
Non-interest bearing note due April 2, 2024	$8,620	$—
Less: unamortized discount applying imputed interest rate of 5.3%	3,342	—
Note receivable from sale of property net of unamortized discount	5,278	—
Other
Direct finance lease receivables	229	68
	5,507	68
Less current portion of other receivables	47	68
	$5,460	$—

9.         Restricted Cash

Restricted cash represents cash received from IRB drawings that have been received in advance of incurring expenditures for which the IRBs are made available. At December 31, 2014, $521 (2013 - $498) of cash is restricted to fund a portion of landfill construction activities and equipment and container expenditures in the Company’s U.S. northeast operations.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.       Intangibles

	December 31, 2014
					Weighted
					average
					amortization
				Additions	period of
				(including	additions
		Accumulated		adjustments as	(expressed in
	Cost	amortization	Net book value	applicable)	years)

Customer collection contracts	$223,510	$168,041	$55,469	$4,300	5.00
Customer lists	182,233	97,564	84,669	13,225	6.57
Non-competition agreements	11,249	6,958	4,291	578	5.00
Transfer station permits	25,119	7,527	17,592	—	—
Trade-names	12,060	8,152	3,908	124	1.00
	$454,171	$288,242	$165,929	$18,227

	December 31, 2013
					Weighted
					average
					amortization
				Additions	period of
				(including	additions
		Accumulated		adjustments as	(expressed in
	Cost	amortization	Net book value	applicable)	years)

Customer collection contracts	$235,369	$160,847	$74,522	$74	5.00
Customer lists	243,961	131,112	112,849	1,241	7.50
Non-competition agreements	11,171	4,919	6,252	(315)	3.50
Transfer station permits	27,708	6,973	20,735	—	—
Trade-names	12,598	6,878	5,720	—	—
	$530,807	$310,729	$220,078	$1,000

Adjustments to the fair value of certain assets, occurring in the measurement period, and acquired in the prior year, resulted in no adjustment for the year ended December 31, 2014 (2013 - $400 decrease to non-competition agreements).

During the year, certain customer lists recorded in the Company’s northeast segment were determined to be impaired as a result of current and projected operating losses. Accordingly, a $3,463 impairment loss was recorded to amortization expense in the statement of operations and comprehensive income or loss for the year ended December 31, 2014.

During the prior year, a Canadian transfer station permit revocation requested by the Company was granted by the Ontario Ministry of the Environment. In conjunction with the revocation, the transfer station permit recorded to intangible assets was immediately impaired. Accordingly, a $4,074 impairment loss was recorded to amortization expense in the statement of operations and comprehensive income or loss for the year ended December 31, 2013.

Intangible assets are expected to amortize in the next five years and thereafter as follows:

2015	$40,848
2016	35,940
2017	31,546
2018	18,412
2019	12,770
Thereafter	26,413
$165,929

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Goodwill

The following tables outline the change in goodwill for the years ended December 31, 2014 and 2013.

	December 31, 2014
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$383,473	$423,164	$459,267	$1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	383,473	423,164	98,710	905,347
Goodwill recognized on acquisitions, during the year	11,594	68,244	—	79,838
Goodwill adjustments in respect of prior year acquisitions, during the year	—	526	—	526
Goodwill transferred to net assets held for sale, during the year	—	—	(15,949)	(15,949)
Foreign currency exchange adjustment, for the year	(32,468)	—	—	(32,468)

Goodwill, stated at cost	362,599	491,934	443,318	1,297,851
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$362,599	$491,934	$82,761	$937,294

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill recognized on acquisitions, during the year	371	474	—	845
Goodwill adjustments in respect of prior year acquisitions, during the year	272	1,582	—	1,854
Foreign currency exchange adjustment, for the year	(26,466)	—	—	(26,466)

Goodwill, stated at cost	383,473	423,164	459,267	1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$383,473	$423,164	$98,710	$905,347

In 2014, adjustments to preliminary purchase price allocations resulted in a $nil (2013 - $1,429) increase to goodwill.

The Company has not disposed of any goodwill or recognized an impairment charge for the years ended December 31, 2014 and 2013.

In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time. In light of those developments, the Company was required to re-perform step one of the goodwill impairment test to determine if the carrying amount of the U.S. northeast reporting unit was in excess of its fair value. The results of the step one test for impairment indicated that this reporting unit may be impaired. Accordingly, the Company performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The fair value of goodwill for the U.S. northeast reporting unit was determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued. For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches. Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

The results of the step two test of impairment support the carrying amount of the U.S. northeast reporting unit’s goodwill.

12.       Deferred Financing Costs

	December 31, 2014
		Accumulated
	Cost	amortization	Net book value

Deferred financing costs	$21,745	$7,328	$14,417

	December 31, 2013
		Accumulated
	Cost	amortization	Net book value

Deferred financing costs	$23,410	$4,373	$19,037

Amortization of deferred financing costs amounted to $3,418 (2013 - $3,436) for the year ended December 31, 2014 and is recorded to interest on long-term debt. For the year ended December 31, 2013, $1,240 of deferred financing costs were written-off in connection with the Company’s repayment of its 2005 Seneca County Industrial Development Agency Variable Rate Demand Solid Waste Disposal Revenue Bond (“2005 Seneca IRB Facility”) (Note 18).

Deferred financing costs are expected to amortize in each of the next five years and thereafter as follows:

2015	$3,263
2016	3,263
2017	3,263
2018	2,801
2019	429
Thereafter	1,398
$14,417

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.       Capital Assets

	December 31, 2014
		Accumulated
	Cost	amortization	Net book value

Land and improvements	$133,716	$—	$133,716
Buildings and improvements	275,452	72,795	202,657
Vehicles and equipment	842,994	412,138	430,856
Containers and compactors	364,978	209,764	155,214
Furniture, fixtures and computer equipment	32,486	26,379	6,107
	$1,649,626	$721,076	$928,550

	December 31, 2013
		Accumulated
	Cost	amortization	Net book value

Land and improvements	$141,470	$—	$141,470
Buildings and improvements	286,494	64,400	222,094
Vehicles and equipment	859,474	430,154	429,320
Containers and compactors	323,180	186,144	137,036
Furniture, fixtures and computer equipment	32,834	25,502	7,332
	$1,643,452	$706,200	$937,252

Capitalized interest for the year ended December 31, 2014 amounted to $682 (2013 - $1,240).

At December 31, 2014, assets recorded under capital lease total $646 and $4,528 (2013 - $705 and $5,117) and are recorded to land and improvements and buildings and improvements, respectively.

Impairment

Certain processing equipment previously employed at a construction and demolition processing facility in Canada has been identified as having no future use for the Company. A combination of factors led to this conclusion, including the available market for the end product generated by the processing equipment, coupled with the Company’s inability to successfully operate the equipment at an acceptable rate of return, which was partially attributable to the supply of wood waste materials in the market of operation. The Company estimated the fair value of the processing equipment at its estimated proceeds from sale less cost to sell. The resulting impairment loss is $4,066 which was recorded to amortization expense on the statement of operations and comprehensive income or loss for the year ended December 31, 2014. To estimate the equipment’s fair value, the Company solicited quotes and information from third parties who are in the business of removing and disposing of machinery of this kind.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14.       Landfill Assets

	December 31, 2014
		Accumulated
	Cost	amortization	Net book value

Landfill assets	$1,649,850	$713,755	$936,095

	December 31, 2013
		Accumulated
	Cost	amortization	Net book value

Landfill assets	$1,614,583	$661,852	$952,731

Capitalized interest for the year ended December 31, 2014 amounted to $2,078 (2013 - $1,989).

15.       Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”). TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials. This investment is accounted for applying the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals. The remaining ownership was owned by two trusts. The Company exercised joint control over its investment through its fifty percent ownership interest and its ability to nominate fifty percent of the directors to the board of the investee. The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors. The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board. Certain matters were beyond the control of the investee’s board and resided with its shareholders. These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000. Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015. On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee. See Note 5.

The following table summarizes the Company’s investments:

	December 31,	December 31,
	2014	2013

Cost method investment	$892	$973
Equity method investment	—	4,686
Total investments	$892	$5,659

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.       Other Assets and Other Liabilities

	December 31
	2014	2013

Other assets
Fair value of commodity swaps	$—	$2,819
Fair value of interest rate swaps	5,315	19,199
	5,315	22,018
Less current portion of other assets	—	2,149
	$5,315	$19,869

Other liabilities
Fair value of interest rate swaps	$23,215	$19,733
Fair value of commodity swaps	3,384	—
Fair value of wood waste supply agreement	—	806
Deferred lease liabilities	941	1,220
Unfavourable lease arrangements	310	515
Contingent acquisition payables	—	459
Share based compensation (Note 22)	5,350	4,300
Other	476	635
	33,676	27,668
Less current portion of other liabilities	16,558	12,925
	$17,118	$14,743

17.       Accrued Charges

Accrued charges comprise the following:

	December 31,	December 31,
	2014	2013
Insurance	$38,295	$33,879
Payroll and related costs	36,173	41,824
Franchise and royalty fees	9,475	9,127
Interest	1,676	876
Provincial, federal and state sales taxes	6,773	6,895
Acquisition holdbacks, acquisition related costs and amounts owing to seller	38,639	2,668
Environmental surcharges	6,062	6,972
Property taxes	399	189
Share based options (Note 22)	6,830	7,854
Other	30,009	26,707
	$174,331	$136,991

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

18.       Long-Term Debt

	December 31
	2014	2013
Senior secured term B facility, net of debt discount $1,480 (2013 - $1,948)	$488,520	$493,052
Senior secured revolving credit	998,913	983,481
IRBs	64,000	64,000
Other	6,612	7,725
	1,558,045	1,548,258
Less current portion of long-term debt	5,428	5,969
	$1,552,617	$1,542,289

Consolidated credit agreement

Effective October 24, 2012, the Company entered into a Credit Agreement (the “consolidated facility”). The borrower under the consolidated facility is Progressive Waste Solutions Ltd. and the facility is guaranteed by all subsidiaries of the Company, excluding certain subsidiaries as permitted by the consolidated facility.

The consolidated facility is comprised of a $500,000 senior secured term B facility (“term B facility”) and a $1,850,000 senior secured revolving facility (“consolidated revolver”) having original maturity dates of October 24, 2019 and October 24, 2017, respectively. The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions. Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes. Amounts drawn under the consolidated revolver, plus accrued interest, are repayable in full at maturity. The term B facility is subject to principal amortization of one percent per annum and payable quarterly commencing in March 2013. All amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity. The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.

The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions. Excluded subsidiaries, real estate and certain other equipment are excluded from the first priority perfected security requirement unless requested by the lenders.

The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein. In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times. The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding. The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.

Effective November 26, 2013, the Company entered into an Amendment to the Credit Agreement which resulted in lower applicable margins on both the term B facility and consolidated revolver drawings and extended the maturity of the consolidated revolver to October 24, 2018.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars. Applicable margins are dependent on the Company’s leverage ratio. If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum. Pricing on the consolidated facility is as follows:

				Consolidated	Consolidated
				revolver -	revolver - U.S.
				Bankers’	based/
	Term B facility	Term B facility	Consolidated	Acceptances	Canadian
	- Euro based	- U.S. based	revolver - Euro	(“BA”)/BA	prime rate	Letters of	Commitment
	loans	loans	based loans	equivalents	loans	credit	fee

Interest rate basis	LIBOR	U.S. base prime	LIBOR	BA or BA equivalents plus 10 basis points	U.S. base or Canadian prime rate
Applicable margin	2.25%	1.25%
Floor	0.75%
Applicable margin - minimum			1.25%	1.25%	0.25%
Applicable margin - maximum			2.00%	2.00%	1.00%
Fee rate - minimum						1.50%	0.25%
Fee rate - maximum						2.25%	0.50%
Frequency of payments	Monthly, in arrears	Quarterly, in arrears	In arrears, for applicable term	In advance, for applicable term	Quarterly, in arrears	Quarterly, in arrears	Quarterly, in arrears

Details of outstanding debt - credit facilities

	December 31
	2014	2013
Term B facility
Amount drawn	$490,000	$495,000
Interest rate applicable	3.00%	3.00%

Consolidated revolver
Amount drawn	$998,913	$983,481
Letters of credit	$200,212	$196,909
Available	$650,875	$669,610
Amount drawn - Euro based loan	$575,000	$463,250
Interest rate applicable - Euro based loan	1.99%	1.99%
Amount drawn - BAs	$415,913	$512,410
Interest rate applicable - BAs	3.11%	3.03%
Amount drawn - U.S. based loan	$8,000	$5,000
Interest rate applicable - U.S. based loan	4.00%	4.00%
Amount drawn - Canadian prime rate loan	$—	$2,821
Interest rate applicable - Canadian prime rate loan	3.75%	3.75%
Commitment - rate applicable	0.375%	0.375%

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

IRBs

The Company entered into the following IRB facilities which are available to fund a portion of landfill construction activities and equipment, vehicle and container expenditures at its Seneca Meadows landfill and in its Pennsylvania and Texas operations: 2005 Seneca IRB Facility, Pennsylvania Economic Development Corporation IRB (“PA IRB Facility”), Mission Economic Development Corporation IRB (“TX IRB Facility”) and 2009 Seneca County Industrial Development Agency IRB (“2009 Seneca IRB Facility”).

		Term,				Frequency of	Date interest
		expressed			Interest rate	interest	payments
IRB Facility	Date entered	in years	Maturity	Availability	basis	payments	commenced	Security
2005 Seneca IRB Facility(*)	Oct. 20, 2005	30	Oct. 1, 2035	$45,000	LIBOR less an applicable discount	Monthly, in arrears	Nov. 1, 2005	Guaranteed by IESI Corporation (“IESI”)

PA IRB Facility	Nov. 16, 2006	22	Nov. 1, 2028	$35,000	LIBOR less an applicable discount	Monthly, in arrears	Dec. 1, 2006	Letter of credit equal to amount drawn

TX IRB Facility	Mar. 1, 2007	15	Apr. 1, 2022	$24,000	LIBOR less an applicable discount	Monthly, in arrears	May. 1, 2007	Letter of credit equal to amount drawn

2009 Seneca IRB Facility	Dec. 1, 2009	30	Dec. 31, 2039	$5,000	Securities Industry and Financial Markets Association Municipal Swap Index	Monthly, in arrears	Feb. 1, 2010	Letter of credit equal to amount drawn

Term for
amended
interest rate
		Amended	basis,
	Amendment	interest rate	expressed in
IRB Facility Amendment	date	basis	years

2005 Seneca IRB Facility(*)	Aug. 1, 2008	Fixed rate	5

Note:

(*) Effective October 1, 2013, the Company provided notice to cancel its outstanding $45,000 2005 Seneca IRB facility and repaid the balance in full. The Company drew on its consolidated revolver to repay the 2005 Seneca IRB Facility.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013

PA IRB Facility
Amount drawn	$35,000	$35,000
Current daily interest rate	0.10%	0.07%

TX IRB Facility
Amount drawn	$24,000	$24,000
Current daily interest rate	0.08%	0.07%

2009 Seneca IRB Facility
Amount drawn	$5,000	$5,000
Amount restricted	$521	$498
Current daily interest rate	0.10%	0.08%

Loss on extinguishment of debt — 2005 Seneca IRB Facility

	December 31
	2014	2013

Write-off of deferred financing costs	$—	$1,240
Loss on extinguishment of debt	$—	$1,240

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note had an original issue date of June 29, 2007 and was originally issued for $10,500. The note was non-interest bearing and required payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note was secured by the WCA assets acquired. At December 31, 2014, the note has been repaid in full.

At December 31, 2014 and 2013, the Company has capital lease obligations of $6,612 (2013 - $7,118) with maturities and interest rates ranging from 2020 to 2025 and 5.00% to 24.80%, respectively. Future minimum lease payments required under capital lease obligations in each of the next five years ending December 31 and thereafter are as follows:

2015	$1,152
2016	1,195
2017	1,239
2018	1,285
2019	1,333
Thereafter	4,229
10,433
Less amount representing interest	3,821
Present value of minimum capital lease obligations	$6,612

Consolidated long-term debt

The Company is subject to various covenants and restrictions contained in its long-term debt financing agreements. At December 31, 2014 and 2013 the Company is in compliance with all covenants and restrictions included in these agreements.

Interest on long-term debt amounted to $61,917 (2013 - $60,754) and includes the amortization of deferred financing and debt discount costs but excludes capitalized interest.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Principal repayments, excluding capital lease obligations, required in each of the next five years ending December 31, and thereafter, are as follows:

2015	$4,694
2016	4,694
2017	4,694
2018	1,003,605
2019	469,746
Thereafter	64,000
$1,551,433

19.       Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs. The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

December 31, 2014
Fair value of legally restricted assets (funded landfill post-closure costs)	$11,365
Undiscounted closure and post-closure costs	$696,491
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2015	$9,519
2016	9,916
2017	16,989
2018	8,962
2019	6,744
Thereafter	644,361
$696,491

	December 31
	2014	2013

Landfill closure and post-closure costs, beginning of the year	$124,454	$113,152
Provision for landfill closure and post-closure costs, during the year	9,974	11,796
Accretion of landfill closure and post-closure costs, during the year	6,132	5,655
Landfill closure and post-closure expenditures, during the year	(4,696)	(4,276)
Disposal of landfill closure and post-closure costs, during the year	(960)	—
Revisions to estimated cash flows, during the year	(1,472)	517
Foreign currency translation adjustment, for the year	(3,287)	(2,390)
	130,145	124,454
Less current portion of landfill closure and post-closure costs	9,519	10,332
Landfill closure and post-closure costs, end of year	$120,626	$114,122

In the prior year, a $1,017 remediation liability was recorded for the clean-up of contaminated land located in Canada. This same amount was capitalized to land but was determined to be immediately impaired. Accordingly, a $1,017 impairment charge was recorded to net gain on sale of capital assets on the statement of operations and comprehensive income or loss for the year ended December 31, 2013.

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill. The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly. At December 31, 2014, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $11,365 (2013 - $10,690). At December 31, 2014, $11,058 (2013 - $10,333) was deposited into the social utility trust with the balance, $307 (2013 - $357) remaining unfunded and included in accounts payable.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20. Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Effective August 28, 2014, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares for a one year period expiring on August 27, 2015. Daily purchases are limited to a maximum of 39.034 shares on the Toronto Stock Exchange. Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider. All shares purchased are expected to be cancelled.

For the year ended December 31, 2014, 2,681 common shares (2013 - nil) were purchased and cancelled at a total cost of $80,770 (2013 - $nil). As of March 20, 2015, an additional 142 common shares were purchased and settled.

For the year ended December 31, 2014, 12 stock options (2013 — 9) were exercised for total consideration of $123 (2013 - $112).

At December 31, 2014, 457 (2013 — 480) common shares were held in a rabbi trust for U.S. LTIP participants.

Special Shares

The Company is authorized to issue an unlimited number of special shares. Special shareholders are entitled to one vote in matters of the Company for each special share held. The special shares carry no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up. At December 31, 2014 and 2013, no special shares are issued.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2014 and 2013, no preferred shares are issued. Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common and restricted shares for the year ended December 31, 2014 are as follows:

	December 31
	2014	2013
Common shares
Common shares issued and outstanding, beginning of the year	114,853	114,994
Common shares issued on exercise of share based options, during the year	12	9
Repurchase of common shares, during the year	(2,681)	—
Restricted common shares purchased, during the year	(168)	(218)
Restricted common shares forfeited, during the year	13	8
Restricted common shares vested, during the year	78	60
Common shares issued and outstanding, end of year	112,107	114,853

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	322	172
Restricted common shares purchased, during the year	168	218
Restricted common shares forfeited, during the year	(13)	(8)
Restricted common shares vested, during the year	(78)	(60)
Restricted common shares issued and outstanding, end of year	399	322

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities. Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

		Derivatives
	Foreign	designated as	Accumulated
	currency	cash flow	other
	translation	hedges, net of	comprehensive
	adjustment	income tax	loss
December 31, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the year	(41,773)	—	(41,773)
Amounts reclassified from accumulated other comprehensive loss, during the year	—	418	418
Balance, end of year	$(123,246)	$—	$(123,246)

December 31, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the year	(33,181)	(1,051)	(34,232)
Amounts reclassified from accumulated other comprehensive loss, during the year	—	457	457
Balance, end of year	$(81,473)	$(418)	$(81,891)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at December 31, 2014 and 2013 for the purpose of computing basic and diluted net income per share.

	December 31
	2014	2013

Net income	$126,516	$117,970

Weighted average number of shares, basic	114,822	115,170
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	114,822	115,170

Net income per weighted average share, basic and diluted	$1.10	$1.02
Issued and outstanding share based options	1,111	2,639

Share based options are anti-dilutive to the calculation of net income per share and have therefore been excluded from the calculation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

21.       Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2014	2013

Accounts receivable	$13,086	$9,704
Prepaid expenses	(2,128)	3,876
Accounts payable	(41,846)	(8,886)
Accrued charges	7,718	5,049
Income taxes recoverable and payable	4,770	459
Deferred revenues	(857)	(1,822)
Effect of foreign currency translation adjustments and other non-cash changes	(1,420)	3,150
	$(20,677)	$11,530

22.       Share Based Compensation

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate. Options, in the absence of any other determination, vest and become exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary date of the grant. The Company reserved 4,000 shares for issuance under the option plan. The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate. On termination of employment without cause, death or disability, the options vest and become immediately exercisable and are not transferable or assignable.

The Company periodically grants restricted shares.  Restricted shares represent incentives for certain management (“employees” or “management”) in respect of their employment with the Company and to align the interests of management with the interests of the Company’s shareholders. Restricted shares vest when the employee has satisfied the requisite service period. Management forfeits their right to restricted shares upon termination for cause or resignation without good reason. Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death and disability. Dividends received by the trustee, on restricted shares held for the benefit of management, are paid to the employee. The employee’s interest in restricted shares cannot be assigned or transferred.

The Company grants share based awards to management as part of its LTIP. The 2012 annual LTIP award granted PSUs. Starting in 2013, the Company introduced a combination of options, restricted shares and PSUs to its LTIP award participants.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Options

On March 19, 2014, as part of the current year LTIP, the Board of Directors issued 429 share based options, all of which have stock appreciation rights, to various Company management. The options vest and are exercisable on March 19, 2017. The grant date market value of the Company’s common shares and exercise price of the options was C$27.84. Unexercised options expire on March 19, 2024.

On March 26, 2013, as part of the prior year LTIP, the Board of Directors issued 176 share based options, all of which have stock appreciation rights, to various Company management. The options vest and are exercisable on March 25, 2016. The grant date market value of the Company’s common shares and exercise price of the options was C$21.35. Unexercised options expire on March 25, 2023.

	December 31
	2014		2013
		Weighted		Weighted
	Number of	average	Number of	average exercise
	options	exercise price	options	price

Outstanding, beginning of year	2,639	$22.36	2,687	$23.59
Granted, during the year	429	$24.91	176	$21.00
Exercised, during the year(*)	(1,957)	$(22.49)	(224)	$(19.70)
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	1,111	$19.90	2,639	$22.36
Options outstanding, exercisable	303		2,253
Weighted average grant date market value	$21.88		$20.67
Weighted average remaining contractual life (expressed in years)	7.1		4.0

Note:

(*)Includes the exercise of share appreciation rights.

	December 31
	2014	2013
Share based compensation expense	$11,528	$6,142
Unrecognized compensation costs for options	$4,470	$1,556
Share based compensation accrued	$6,830	$7,854

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

To estimate the fair value of its options, the Company uses the Black-Scholes-Merton option pricing model which requires several input variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss. In calculating the fair value of the options at December 31, 2014 and 2013, the following weighted average assumptions were used:

	2014	2013
Grant date - February 14, 2006
Dividend yield	—	2.3%
Expected volatility	—	15.8%
Risk free interest rate	—	1.0%
Expected remaining life, stated in years	—	1.1
Fair value, per option (in Canadian dollars)	$—	$0.62

Grant date - August 25, 2008
Dividend yield	1.8%	2.3%
Expected volatility	22.0%	19.8%
Risk free interest rate	1.0%	1.2%
Expected remaining life, stated in years	1.1	2.1
Fair value, per option (in Canadian dollars)	$14.47	$6.20

Grant date - November 11, 2010
Dividend yield	—	2.3%
Expected volatility	—	19.7%
Risk free interest rate	—	1.2%
Expected remaining life, stated in years	—	2.0
Fair value, per option (in Canadian dollars)	$—	$3.57

Grant date - August 20, 2012
Dividend yield	1.8%	2.3%
Expected volatility	18.3%	19.8%
Risk free interest rate	1.2%	1.5%
Expected remaining life, stated in years	2.3	3.3
Fair value, per option (in Canadian dollars)	$13.81	$6.26

Grant date - March 26, 2013
Dividend yield	1.8%	2.3%
Expected volatility	19.8%	21.1%
Risk free interest rate	1.3%	1.7%
Expected remaining life, stated in years	3.0	4.0
Fair value, per option (in Canadian dollars)	$12.88	$6.01

Grant date - March 19, 2014
Dividend yield	1.8%	—
Expected volatility	20.3%	—
Risk free interest rate	1.5%	—
Expected remaining life, stated in years	4.3	—
Fair value, per option (in Canadian dollars)	$8.53	$—

Compensation expense or recovery including fair value changes in share based options is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss. To determine the expected life of the options, management considered the age of the recipients, the duration between the vesting date and the date of expiration. Expected volatility was calculated using changes in monthly share prices for a period commensurate with the expected remaining life.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares

During 2014, the Company issued 168 restricted shares at a weighted average cost of $25.12 per share to certain management. In conjunction with the restricted share issuance, the Company purchased 168 common shares for total consideration of $4,232 and transferred these shares to a trust to be held for the benefit of the recipients. The restricted shares have vesting dates as follows: 44 restricted shares on December 15, 2016, 25 restricted shares on December 31, 2016, 74 restricted shares on March 19, 2017, 20 restricted shares on April 30, 2017, 1 restricted share on June 15, 2017, 2 restricted shares on July 31, 2017 and 2 restricted shares on August 1, 2017.

In August 2014, 13 restricted shares previously awarded to an employee were forfeited. In conjunction with the forfeiture, the Company sold 13 restricted shares for total cash proceeds of $312. The forfeiture resulted in a $255 recovery of previously recognized restricted share expense.

During 2013, the Company issued 218 restricted shares at a weighted average cost of $21.32 per share to certain management. In conjunction with the restricted share issuance, the Company purchased 218 common shares for total cash consideration of $4,643 and transferred these shares to a trust to be held for the benefit of the recipients. The restricted shares have vesting dates as follows: 2 restricted shares on December 15, 2013, 2.5 restricted shares on December 15, 2014, 13 restricted shares on December 15, 2015, 133.5 restricted shares on March 25, 2016, 1 restricted share on June 17, 2016, 1.5 restricted shares on July 2, 2016, 4.5 restricted shares on August 12, 2016 and 60 restricted shares on December 15, 2016.

In September 2013, 8 restricted shares previously awarded to an employee were forfeited. In conjunction with the forfeiture, the Company sold 8 restricted shares for total cash proceeds of $181. The forfeiture resulted in a $94 recovery of previously recognized restricted share expense.

The following table outlines various details pertaining to restricted shares.

	December 31
	2014	2013
Outstanding, beginning of year	322	172
Granted, during the year	168	218
Vested, during the year	(78)	(60)
Forfeited, during the year	(13)	(8)
Outstanding, end of year	399	322
Weighted average remaining life	1.69	1.97
Restricted share expense	$2,759	$2,004

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

If employees satisfy the requisite service period requirements, the Company will record compensation expense as follows:

2015	$2,569
2016	1,845
2017	209
$4,623

PSUs

In March 2012, the Company’s Compensation Committee approved a revised LTIP plan for all executive officers and certain employees effective January 1, 2012. Under the revised plan, PSU payments were awarded at the end of a three year performance period and payment amounts ranged from 0% to 175% of the target award subject to the Company’s performance against pre-established performance measures. These performance measures were recommended by executive management and submitted to the Compensation Committee for their approval. In addition to these performance measures, the Compensation Committee may evaluate performance results and retains the authority and discretion to amend PSU payments.

PSU award payments are paid in lump sum cash amounts based on the volume weighted average trading price of the Company’s shares for the five trading days immediately preceding the vesting date. A participant who voluntarily terminates employment or is terminated with cause prior to the date of payment forfeits all rights to, or interest in, any unvested award. If a participant’s employment is terminated without cause, or by death, disability or retirement, after the mid-point of the performance period, the participant is entitled to the full amount of the participant’s unvested PSUs and related dividend PSUs. If a participant’s employment is terminated without cause, or by death, disability or retirement, prior to the mid-point of the performance period, the participant is entitled to a pro-rated amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period. Starting in 2013, if a participant’s employment is terminated without cause, the participant is entitled to a pro-rata amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period. If a participant is disabled, dies or meets certain qualifying conditions upon retirement, the participant is entitled to be paid the full amount of the PSU award had the participant continued employment to the end of the three year performance period.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines details of the Company’s PSU’s:

	December 31
	2014		2013
		Weighted		Weighted
	Number of	average grant	Number of	average grant
	PSUs	date fair value	PSUs	date fair value

Outstanding, beginning of year	507	$19.87	333	$20.04
Granted, during the year	164	$23.35	187	$19.55
Vested, during the year	(12)	—	—	—
Expired, during the year	(334)	—	—	—
Forfeited, during the year	(1)	—	(13)	—
Outstanding, end of year	324	$21.27	507	$19.87

	December 31
	2014	2013
PSU expense	$1,490	$3,222
Unrecognized compensation cost for PSU’s	$4,834	$4,061
PSU compensation cost accrued	$5,350	$4,300

In calculating the estimated fair value of the PSU’s, the following weighted average assumptions were used:

	December 31
	2014	2013
Grant date - March 16, 2012
Dividend yield	—	2.3%
Expected volatility	—	16.2%
Risk free interest rate	—	1.0%
Expected remaining life, stated in years	—	1.0
Fair value per PSU (in Canadian dollars)	$—	$25.68

Grant date - March 26, 2013
Dividend yield	1.8%	2.3%
Expected volatility	20.8%	19.1%
Risk free interest rate	1.0%	1.2%
Expected remaining life, stated in years	1.2	2.2
Fair value per PSU (in Canadian dollars)	$34.15	$24.96

Grant date - March 19, 2014
Dividend yield	1.8%	—
Expected volatility	18.6%	—
Risk free interest rate	1.2%	—
Expected remaining life, stated in years	2.2	—
Fair value per PSU (in Canadian dollars)	$33.53	$—

Compensation expense includes the fair value change in PSU’s which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Long-term incentive plan — pre 2012

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a LTIP plan on behalf of certain Canadian employees, officers and directors. The purpose of the Trust was to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold the shares acquired for the benefit of its participants. Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held. Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement. The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions. The risk of fluctuations in the price of the Company’s shares is borne by the participants. In February 2006, the Company amended and restated its LTIP and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries. With the exception of changes to the vesting period, the terms of the LTIP remained principally unchanged. Shares acquired by the Trust in respect of fiscal year ended December 31, 2004 for the benefit of its participants have vested. Shares acquired by the Trust in respect of fiscal year ended December 31, 2005, and thereafter, vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year. Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company. The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan. In 2014 and 2013, contributions to the long-term incentive plan were determined at the discretion of the Compensation Committee. Included in selling, general and administration expenses are $nil (2013 - $1,347) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees at December 31, 2014.

23.       Commitments and Contingencies

The Company leases buildings and equipment under various operating leases. Payments for the next five years ending December 31 and thereafter are as follows:

2015	$14,743
2016	12,896
2017	8,348
2018	6,562
2019	4,572
Thereafter	10,322
$57,443

The Company enters into various commitments in the normal course of business. At December 31, 2014, the Company has issued letters of credit amounting to $200,212 (2013 - $196,909) and performance bonds totaling $399,897 (2013 - $372,412). Letters of credit are made available to the Company through the consolidated facility and are included in the security offered by the Company to its lenders.

On the acquisition of IESI, the Company assumed various obligations which requires the Company to pay additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $5,500. Amounts are accrued monthly, and paid from time to time in accordance with the underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, future contingent payments made, in respect of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has a disposal contract that requires it to meet specific disposal volume targets expiring on March 31, 2019. The volume requirements are measured based on an annual average. Should the Company not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall. At December 31, 2014, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability consisting of remediation and 30 years of post-closure monitoring totaling $12,885 (2013 - $13,446) recorded in landfill closure and post-closure costs, related to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition. The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a landfill that stopped accepting waste in 1976 and was identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which was found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program was developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to resolution. Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

The Company owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida. An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

24. Related Party Transactions

Equity accounted investee

Transactions between the Company and its investee occurring before the acquisition of control on January 31, 2014 were all transacted in the normal course of business. These transactions were the result of the investee billing the Company for services it provided to the Company. In turn, the Company billed its customers for these services which were measured at the exchange amount. Transactions between the Company and its investee only reflect the Company’s share of the transaction.

Transportation services

A company owned by an officer of a BFI Canada Inc. subsidiary provides transportation services to the Company.

All related party transactions are recorded at the exchange amounts.

	December 31
	2014	2013
Investment in equity accounted investee
Charges (recorded to operating expenses)	$110	$553

Transportation services
Charges (recorded to operating expenses)	$4,336	$3,788
Amounts owing (included in accounts payable)	$36	$70

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

25.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their estimated fair values which are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31,	December 31,
	2014	2013
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$—	$2,149
Long-term - commodity swaps	$—	$670
Long-term - interest rate swaps	$5,315	$19,199

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$13,174	$9,863
Long-term - interest rate swaps	$10,041	$9,870
Current - commodity swaps	$3,384	$—
Current - wood waste supply agreement	$—	$208
Long-term - wood waste supply agreement	$—	$598

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at December 31, 2014 and December 31, 2013, financial assets and liabilities measured on a recurring basis had the following estimated fair values expressed on a gross basis:

	December 31, 2014
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$41,636	$—	$—	$41,636
Funded landfill post-closure costs	11,365	—	—	11,365
Other assets - interest rate swaps	—	5,315	—	5,315
Other liabilities - commodity swaps	—	—	(3,384)	(3,384)
Other liabilities - interest rate swaps	—	(23,215)	—	(23,215)
	$53,001	$(17,900)	$(3,384)	$31,717

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2013
	Quoted prices
	in active	Significant other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$31,980	$—	$—	$31,980
Funded landfill post-closure costs	10,690	—	—	10,690
Other assets - commodity swaps	—	—	2,819	2,819
Other assets - interest rate swaps	—	19,199	—	19,199
Other liabilities - interest rate swaps	—	(19,733)	—	(19,733)
Other liabilities - wood waste supply agreement	—	—	(806)	(806)
	$42,670	$(534)	$2,013	$44,149

The following table outlines the change in estimated fair value for recurring Level 3 financial instrument measurements for the years ended December 31, 2014 and 2013, respectively:

	December 31
Significant unobservable inputs (Level 3)	2014	2013

Balance, beginning of year	$2,013	$2,064
Realized gains included in the statement of operations, during the year	883	1,308
Unrealized (losses) gains included in the statement of operations, during the year	(6,081)	867
Unrealized gains (losses) included in accumulated other comprehensive loss, during the year	643	(913)
Settlements	(883)	(1,308)
Foreign currency translation adjustment	41	(5)
Balance, end of year	$(3,384)	$2,013

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution. The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills. The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes by comparing them to its own calculation of fair value. The Company uses all of this information to derive its fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The estimated fair values of commodity swaps are determined by applying a discounted cash flow methodology. This methodology uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions are the sources of the forward index curve and risk-free rate of interest. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements, when applicable, are recorded at their estimated fair value based on quotes received from the financial institution that the Company has entered into the agreement with. The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium. The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

The fair value of the Company’s embedded derivative from its wood waste supply agreement was determined by applying a discounted cash flow methodology. This methodology used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement. The Company employed a third-party, who is not a counter-party, to independently value the embedded derivative and the Company used this information to derive its fair value estimate. The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes would not be material. In April 2014, the wood waste supply agreement was amended and the embedded derivative contained in the original agreement was eliminated.

Hedge accounting

The Company had designated certain commodity swaps as cash flow hedges. The following tables outline changes in the fair value of commodity swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the corresponding income tax effect, for the years ended December 31, 2014 and 2013.

	December 31
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, commodity swaps	$—	$(1,051)
Total other comprehensive loss, net of income tax	$—	$(1,051)

	December 31
	2014	2013

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains on cash flow hedges:
Commodity swaps - recorded in operating expenses	$643	$704
Income tax - recorded in income tax expense or recovery	(225)	(247)
Total amount reclassified from accumulated other comprehensive income or loss	$418	$457

The Company measured and recorded any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses were reclassified to operating expenses as diesel fuel was consumed.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable. The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances. In addition, the Company has entered into commodity swaps for a portion of the diesel fuel consumed in its Canadian and U.S. operations. The Company has also entered into foreign currency exchange agreements, from time to time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated credit facility and amounts payable for goods or services received that are payable in a currency that is other than the operating entities’ primary operating currency.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s corporate treasury function is responsible for arranging all agreements and the Audit Committee is responsible for approving certain agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate, commodity swaps and foreign currency exchange agreements, as applicable, recorded in other assets on the Company’s balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swap agreements which are outlined in the tables below:

U.S. fuel hedges

	Notional
	amount (gallons
	per month	Diesel rate paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

Notional
amount (litres
	per month	Diesel rate paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date

June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

		Fixed interest
		rate (plus	Variable
	Notional	applicable	interest rate
Date entered	amount	margin)	received	Effective date	Expiration date

August 30, 2013	$35,000	2.97%	0.23%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.23%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.23%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.23%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.23%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.23%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.23%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.23%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.23%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.23%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.23%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.23%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.23%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.23%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.23%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.23%	March 31, 2014	March 31, 2017
July 24, 2014	$20,000	2.65%	0.23%	July 31, 2014	June 28, 2024

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2014
		Payments due

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Derivative
Interest rate swaps	$23,392	$13,173	$8,078	$1,496	$645
Commodity swaps	$3,384	$3,384	$—	$—	$—

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Unrealized amounts recorded to net gain or loss on financial instruments for the years ended December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(94)	$(87)
Interest rate swaps	18,227	(3,251)
Fuel hedges	6,862	(1,699)
Wood waste supply agreement	(781)	832
Foreign currency exchange agreements	—	(77)
	$24,214	$(4,282)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments. Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At December 31, 2014, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $5,976 (December 31, 2013 - $68), compared to the carrying amount of $5,507 (December 31, 2013 - $68).

At December 31, 2014, the estimated fair value of net assets held for sale is approximately $76,300, compared to a carrying amount of $61,016.

At December 31, 2014, the fair value of long-term debt, excluding the term B facility, approximates its carrying amount as the Company believes that renegotiation of this variable rate long-term debt would result in similar pricing to that which it currently enjoys. Accordingly, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its fair value.

At December 31, 2014, the estimated fair value of the term B facility is approximately $570,600 (December 31, 2013 - $576,400) compared to its carrying amount of $488,520 (December 31, 2013 - $493,052).

26.       Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income or loss and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

	December 31
	2014	2013
Income before income taxes and net (income) loss from equity accounted investee	$160,274	$176,265
Income tax expense at the combined basic rate	52,648	59,613
Large corporation and state tax	5,008	4,027
International financing	(23,296)	(11,661)
Withholding tax on foreign dividends	4,649	731
Tax on other non-deductible expenses	1,431	1,441
Non-taxable income	(2,696)	—
Net revisions to certain tax bases and tax rates	(2,137)	(456)
Other	(1,931)	4,748
Income tax expense	$33,676	$58,443

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013
Deferred income tax assets
Unutilized tax loss carryforwards	$62,614	$64,633
Deferred financing costs and offering expenses	896	—
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	65,047	56,325
Tax value of intangibles and landfill assets in excess of carrying value	6,407	12,263
Other	2,433	819
Valuation allowance	(16,684)	(18,267)
	135,280	130,340

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	100,108	93,382
Carrying value of intangibles and landfill assets in excess of tax value	153,757	159,034
Other	8,263	7,811
	262,128	260,227
Net deferred income tax liabilities	$126,848	$129,887

Canada	$25,098	$36,601
U.S.	101,750	93,286
Net deferred income tax liabilities	$126,848	$129,887

The components of domestic and foreign income before income tax expense (recovery) and domestic and foreign income taxes are as follows:

	December 31
	2014	2013
Income before income tax expense (recovery) and net income or loss from equity accounted investeeo
Canada	$50,952	$69,717
U.S.	42,619	73,053
Other	66,703	33,495
	$160,274	$176,265

Current income tax expense
Canada	$28,570	$26,045
U.S.	5,290	3,428
Other	166	62
	34,026	29,535
Deferred income tax (recovery) expense
Canada	(9,806)	867
U.S.	9,456	28,041
Other	—	—
	(350)	28,908
Total income tax expense	$33,676	$58,443

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the years ended December 31, 2014 and 2013.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2014 in Canada and from 1997 to 2014 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Subsidiaries of the Company have unutilized tax losses amounting to $148,042 (2013 - $136,884) which expire 2015 to 2031. The realization of the deferred income tax assets, net of a $1,667(2013 - $3,250) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $62,261 (2013 - $64,226), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible. Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry. Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2014, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2013 - $14,567). As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

Since the Company’s acquisition of IESI, IESI had, and currently has, issued various intercompany notes payable (“U.S. notes”). For the purposes of determining taxable income, IESI has taken the position that the U.S. notes and their related interest was commercially reasonable and has deducted the interest paid thereon on this basis. Management has taken steps to ensure that the U.S. notes are commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. notes as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability. Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

27.  Segmented Reporting

The Company carries on business through three geographic segments: Canada, the U.S. south and the U.S. northeast. The business segments are vertically integrated and their operations include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities. The geographic location of each segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance. Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, purchasing, safety and other administrative support costs. Corporate costs also include transaction and related costs, restricted share expense and fair value changes of share based options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3). The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013
Revenues
Canada	$745,800	$769,077
U.S. south	914,172	876,888
U.S. northeast	349,025	380,074
Corporate	—	—
	$2,008,997	$2,026,039

Revenues less operating and selling, general and administration expenses
Canada	$261,247	$270,514
U.S. south	240,534	235,996
U.S. northeast	71,031	76,263
Corporate	(64,013)	(61,159)
	$508,799	$521,614

Amortization
Canada	$103,735	$109,020
U.S. south	125,814	123,598
U.S. northeast	54,134	60,470
Corporate	1,922	3,403
	$285,605	$296,491

Net gain on sale of capital and landfill assets	$(17,905)	$(7,793)

Operating income	$241,099	$232,916

	December 31, 2014
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$362,599	$491,934	$82,761	$—	$937,294
Capital assets	$356,329	$498,762	$68,332	$5,127	$928,550
Landfill assets	$156,536	$418,555	$361,004	$—	$936,095
Total assets	$1,106,337	$1,602,128	$630,357	$37,614	$3,376,436

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$383,473	$423,164	$98,710	$—	$905,347
Capital assets	$375,562	$444,140	$109,780	$7,770	$937,252
Landfill assets	$180,706	$417,119	$354,906	$—	$952,731
Total assets	$1,218,124	$1,476,464	$657,139	$40,843	$3,392,570

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

28.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2014 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate. The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees and does not believe it would have a material effect on the Company’s financial position or results of operations. As of December 31, 2014, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

29.  Subsequent Events

Effective February 28, 2015, the Company sold the assets of its Long Island, New York operations for cash consideration of approximately $76,300.

DIRECTORS	CORPORATE MANAGEMENT	REGIONAL MANAGEMENT

James J. Forese	Izzie Abrams	Dean DiValerio
Non-Executive Chairman	Vice President, Corporate Development and Government Relations, Canada	Vice President, Southeast Region, U.S.

John T. Dillon[3]	Sohan Baraich	Marc Fox
Director	Vice President, Business Planning and Analysis	Vice President, Canada

Larry S. Hughes	Kenneth Baylor	John Gustafson Jr.
Director	Vice President, Human Resources and Organizational Development	Vice President, Southwest Region, U.S.

Jeffrey L. Keefer[4]	Robert Chee	John Lamanna
Director	Vice President, Tax, U.S.	Vice President, Northeast Region, U.S.

Douglas W. Knight[1]	Chaya Cooperberg	CORPORATE INFORMATION
Director	Vice President, Investor Relations and Corporate Communications	Head Office
Progressive Waste Solutions
Sue Lee	Thomas Fowler	400 Applewood Crescent, 2nd Floor
Director	Senior Vice President, General Counsel, U.S. Operations	Vaughan, Ontario L4K 0C3
Phone: 905.532.7510
Daniel R. Milliard[2]	William Herman	Fax: 905.532.7580
Director	Vice President and Chief Accounting Officer	Website: www.progressivewaste.com

Joseph D. Quarin	Michael May	Investor Relations
President and Chief Executive Officer	Vice President and Chief Information Officer	For further information about Progressive Waste Solutions or to be placed on the mailing list for news releases, please contact:
Phone: 905.532.7510

1 Chair of the Audit Committee 2 Chair of the Governance and Nominating Committee 3 Chair of the Compensation Committee 4 Chair of the Environmental Health and Safety Committee	Shawn McCash	Email: investorrelations@progressivewaste.com
	Vice President, Environmental Management and Technology Group Tom Miller Senior Vice President, Operations	Auditors Deloitte LLP Toronto, Ontario
Stock Exchange Listing
EXECUTIVE MANAGEMENT	Stephen Moody	New York Stock Exchange
	Vice President and Corporate Controller	Toronto Stock Exchange
Joseph D. Quarin		Trading Symbol: BIN
President and Chief Executive Officer	Geoff Rathbone
	Vice President, Resource Recovery	Transfer Agent and Registrar
Ian M. Kidson Executive Vice President and Chief Financial Officer	Scott Richards Vice President, Internal Audit	Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario M5J 2Y1

Dan D. Pio
Executive Vice President, Strategy and Business Development	Nicole Thunich Vice President, Safety and Risk Management	Annual General and Special Meeting of Shareholders Wednesday, May 13, 2015 at 10:00 AM ET
Toronto Region Board of Trade
Kevin C. Walbridge		1 First Canadian Place
Executive Vice President and Chief Operating Officer	David West Vice President, Purchasing, Fleet and Maintenance	Toronto, Ontario M5X 1C1

Loreto Grimaldi
Senior Vice President, General Counsel and Secretary	Colin Wittke Vice President, Sales and Marketing

Caution regarding forward-looking statements

Certain statements in this annual report contain forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.

Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, downturns in the economy, our ability to realize all of the anticipated benefits of future acquisitions, changes in laws, our ability to obtain, renew and maintain certain permits, the degree of competition in markets that we operate, cybersecurity incidents, our ability to execute on our strategy, fuel price and commodity fluctuations and other factors outlined in (i) the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the year ended December 31, 2014; and (ii) the “Risk Factors” section of the 2014 Annual Information Form, which are both available at www.sedar.com.

We caution that the list of factors is illustrative and by no means exhaustive. In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty and are qualified by these cautionary statements. The forward-looking statements in this annual report are made as of the date of this press release and we disclaim any obligation to update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

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